UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

Summary

Registration data
General information	2
Address	4
Marketable securities	5
Auditor	6
Share registrer	6
Investor Relations Officer or equivalent	7
Shareholders’ Department	8

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brasil
Country in which the
marketable securities
are held in custody:	Brasil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

2

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU
	Valor Econômico	SP

3

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

4

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004

Debentures		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

5

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

4 - AUDITOR INFORMATION

Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

5 – SHARE REGISTRAR

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011

Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

6 – INVESTOR RELATIONS OFFICER

NAME:                                    Lorival Nogueira Luz Junior

                                               Director of Investor Relations

CPF/CNPJ:                              678.741.266-53

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br.

Start date of activity:                03/21/2011

End date of activity:

7

Registration Form – 2012 – CPFL ENERGIA S.A.                                                            Version: 2

7 – SHAREHOLDERS’ DEPARTMENT

Contact                                   Eduardo Atsushi Takeiti

Start date of activity:                12/13/2011

End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail:  eduardot@cpfl.com.br

8

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Statement of Comprehensive Income	4
Cash Flow Statements	5
Statement of Changes in Shareholders´ Equity
01/01/2012 to 09/30/2012	6
01/01/2011 to 09/30/2011	6
Statements of Added Value	7
Consolidated Financial Statements
Balance Sheet Assets	8
Balance Sheet Liabilities	9
Income Statement	10
Statement of Comprehensive Income	10
Cash Flow Statements	11
Statement of Changes in Shareholders’ Equity
01/01/2012 to 09/30/2012	12
01/01/2011 to 09/30/2011	12
Statements of Added Value	13
Comments on Performance	14
Notes to Financial Statements	23
Other relevant information	91
Reports
Independent Auditors’ Report Unqualified	96

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 09/30/2012
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
Board of Directors meeting	08/08/2012	Dividend	28/09/2012	ON (Common shares)		0.66534

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
1	Total assets	7,068,852	7,607,793
1.01	Current assets	637,155	764,388
1.01.01	Cash and cash equivalents	177,054	549,189
1.01.02	Financial Investments	16,431	45,668
1.01.02.02	Financial Investments at amortized cost	16,431	45,668
1.01.02.02.01	Held to maturity	16,431	45,668
1.01.06	Recoverable taxes	35,824	40,783
1.01.06.01	Current Recoverable taxes	35,824	40,783
1.01.08	Other current assets	407,846	128,748
1.01.08.03	Others	407,846	128,748
1.01.08.03.01	Other Credits	2,271	2,833
1.01.08.03.02	Dividends and interest on shareholders’ equity	405,121	125,913
1.01.08.03.03	Derivative	454	2
1.02	Noncurrent assets	6,431,697	6,843,405
1.02.01	Noncurrent assets	212,450	228,060
1.02.01.02	Financial Investments at amortized cost	0	2,854
1.02.01.02.01	Held to maturity	0	2,854
1.02.01.06	Deferred taxes	185,432	193,874
1.02.01.06.02	Deferred taxes credits	185,432	193,874
1.02.01.08	Related parties	0	2,610
1.02.01.08.02	Subsidiaries	0	2,610
1.02.01.09	Other noncurrent assets	27,018	28,722
1.02.01.09.03	Escrow deposits	12,403	11,744
1.02.01.09.05	Derivatives	46	0
1.02.01.09.06	Other credits	14,549	16,978
1.02.01.09.07	Advance for future capital increase	20	0
1.02.02	Investments	6,218,565	6,614,915
1.02.02.01	Permanent equity interests	6,218,565	6,614,915
1.02.02.01.02	Investments in subsidiares	6,218,565	6,614,915
1.02.03	Property, plant and equipment	597	312
1.02.04	Intangible assets	85	118

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
2	Total liabilities	7,068,852	7,607,793
2.01	Current liabilities	190,398	200,258
2.01.01	Social and Labor Obligations	32	7
2.01.01.02	Labor Obligations	32	7
2.01.01.02.01	Estimated Labor Obligation	32	7
2.01.02	Suppliers	990	1,618
2.01.02.01	National Suppliers	990	1,618
2.01.03	Tax Obligations	269	197
2.01.03.01	Federal Tax Obligations	269	197
2.01.03.01.02	Others	269	197
2.01.04	Loans and financing	151,623	166,403
2.01.04.02	Debentures	151,623	166,403
2.01.04.02.01	Interest on debentures	1,623	16,403
2.01.04.02.02	Debentures	150,000	150,000
2.01.05	Other Current liabilities	37,484	32,033
2.01.05.02	Others	37,484	32,033
2.01.05.02.01	Dividends and interest on shareholders´ equity	18,880	15,575
2.01.05.02.05	Other payable	18,604	16,458
2.02	Noncurrent liabilities	187,792	340,378
2.02.01	Loans and financing	150,000	300,000
2.02.01.02	Debentures	150,000	300,000
2.02.02	Other Noncurrent liabilities	25,436	28,665
2.02.02.02	Others	25,436	28,665
2.02.02.02.03	Derivatives	0	24
2.02.02.02.04	Other payable	25,436	28,641
2.02.04	Provisons	12,356	11,713
2.02.04.01	Civil, Labor, Social and Tax Provisions	12,356	11,713
2.02.04.01.01	Tax Provisions	12,356	11,713
2.03	Shareholders’ equity	6,690,662	7,067,157
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	226,951	229,955
2.03.04	Profit reserves	495,185	1,253,655
2.03.04.01	Legal reserves	495,185	495,185
2.03.04.08	Additional Proposed dividend	0	758,470
2.03.05	Retained earnings	337,274	0
2.03.08	Other Comprehensive Income	837,828	790,123

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current year Third quarter	Current year YTD	Previous year Third quarter	Previous year YTD
		quarter 07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	quarter 07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012
3.01	Net revenues	1	23	1	3
3.03	Operating income	1	23	1	3
3.04	Operating income (expense)	315,489	992,120	360,295	1,148,706
3.04.02	General and administrative	-6,189	-18,016	-5,814	-21,954
3.04.05	Other	-6	-36	-36,297	-108,892
3.04.06	Equity income	321,684	1,010,172	402,406	1,279,552
3.05	Income before financial income and taxes	315,490	992,143	360,296	1,148,709
3.06	Financial income / expense	-4,372	-10,832	9,313	-10,444
3.06.01	Financial income	4,754	20,229	23,730	30,754
3.06.02	Financial expense	-9,126	-31,061	-14,417	-41,198
3.07	Income before taxes	311,118	981,311	369,609	1,138,265
3.08	Income tax and social contribution	2,697	-27,257	-890	-21,837
3.08.01	Current	2,176	-18,815	-515	-15,265
3.08.02	Deferred	521	-8,442	-375	-6,572
3.09	Net income from continuing operations	313,815	954,054	368,719	1,116,428
3.11	Net income	313,815	954,054	368,719	1,116,428
3.99	Earnings per share - (R$ / share)
3.99.01	Basic earnings per share
3.99.01.01	ON	0.33000	0.99000	0.38000	1.16000
3.99.02	Diluted earnings per share
3.99.02.01	ON	0.32000	0.98000	0.38000	1.16000

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current year Third quarter 07/01/2012 to 09/30/2012	Current year YTD 01/01/2012 to 09/30/2012	Previous year Third quarter 07/01/2011 to 09/30/2011	Previous year YTD 01/01/2011 to 09/30/2011
4.01	Net income	313,815	954,054	368,719	1,116,428
4.02	Other comprehensive income	45,792	69,144	1,305	27,370
4.03	Comprehensive income	359,607	1,023,198	370,024	1,143,798

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 09/30/2012	YTD previous year 01/01/2011 to 09/30/2011
6.01	Net cash from operating activities	1,151,678	1,652,015
6.01.01	Cash generated from operations	-3,398	-2,771
6.01.01.01	Net income, including income tax and social contribution	981,311	1,138,265
6.01.01.02	Depreciation and amortization	47	109,025
6.01.01.03	Interest and monetary and exchange restatement	25,416	29,489
6.01.01.04	Equity in subsidiaries	-1,010,172	-1,279,550
6.01.02	Variation on assets and liabilities	1,155,076	1,654,786
6.01.02.01	Dividend and interest on shareholders’ equity received	1,196,348	1,692,403
6.01.02.02	Recoverable taxes	23,434	23,015
6.01.02.03	Escrow deposits	-14	-42
6.01.02.04	Other operating assets	3,110	8,280
6.01.02.05	Suppliers	-628	-448
6.01.02.06	Other taxes and social contributions	320	222
6.01.02.07	Interest on debts (paid)	-45,080	-51,984
6.01.02.08	Income tax and social contribution paid	-21,379	-15,653
6.01.02.09	Other operating liabilities	-1,035	-1,007
6.02	Net cash in investing activities	19,571	27,922
6.02.01	Acquisition of property, plant and equipment	-411	0
6.02.02	Financial investments	36,209	34,615
6.02.04	Intercompany loans with subsidiaries and associated companies	2,799	-6,692
6.02.05	Capital increase in investments	-19,006	0
6.02.06	Acquisition of intangible assets	0	-1
6.02.07	Advance for future capital increase	-20	0
6.03	Net cash in financing activities	-1,543,384	-1,229,522
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-150,000	-121
6.03.02	Payments of dividend and interest on shareholders’ equity	-1,393,384	-1,229,401
6.05	Increase (decrease) in cash and cash equivalents	-372,135	450,415
6.05.01	Cash and cash equivalents at beginning of period	549,189	110,958
6.05.02	Cash and cash equivalents at end of period	177,054	561,373

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2012 TO SEPTEMBER 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157
5.03	Adjusted balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157
5.04	Capital transactions within shareholders	0	-3,004	-758,470	-638,219	0	-1,399,693
5.04.06	Interim Dividend	0	0	640,239	-640,239	0	0
5.04.08	Business combinations CPFL Renováveis	0	-3,004	0	0	0	-3,004
5.04.09	Dividend approved	0	0	-1,398,709	0	0	-1,398,709
5.04.10	Prescribed dividend	0	0	0	2,020	0	2,020
5.05	Total comprehensive income	0	0	0	975,493	47,705	1,023,198
5.05.01	Net income / Loss for the period	0	0	0	954,054	0	954,054
5.05.02	Other comprehensive income	0	0	0	21,439	47,705	69,144
5.05.02.03	Equity on comprehensive income of subsidiaries	0	0	0	21,439	47,705	69,144
5.07	Final balance	4,793,424	226,951	495,185	337,274	837,828	6,690,662

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO SEPTEMBER 30, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708
5.03	Adjusted balance	4,793,424	16	904,705	0	795,563	6,493,708
5.04	Capital transactions within shareholders	0	0	-486,040	-744,744	0	-1,230,784
5.04.06	Dividend	0	0	747,709	-747,709	0	0
5.04.08	Prescribed dividend	0	0	0	2,965	0	2,965
5.04.09	Dividend approved	0	0	-1,233,749	0	0	-1,233,749
5.05	Total comprehensive income	0	0	0	1,161,804	309,128	1,470,932
5.05.01	Net income / Loss for the period	0	0	0	1,116,428	0	1,116,428
5.05.02	Other comprehensive income	0	0	0	45,376	309,128	354,504
5.05.02.03	Equity on comprehensive income of subsidiaries	0	0	0	45,376	309,128	354,504
5.07	Final balance	4,793,424	16	418,665	417,060	1,104,691	6,733,856

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 09/30/2012	YTD previous year 01/01/2011 to 09/30/2011
7.01	Revenues	25	3
7.01.01	Sales of goods, products and services	25	3
7.02	Inputs	-8,644	-17,611
7.02.02	Material-Energy-Outsourced services-Other	-5,150	-14,016
7.02.04	Other	-3,494	-3,595
7.03	Gross added value	-8,619	-17,608
7.04	Retentions	-46	-109,025
7.04.01	Depreciation and amortization	-46	-134
7.04.02	Other	0	-108,891
7.04.02.01	Intangible concession asset - amortization	0	-108,891
7.05	Net added value generated	-8,665	-126,633
7.06	Added value received in transfer	1,040,332	1,319,699
7.06.01	Equity in subsidiaries	1,010,172	1,279,552
7.06.02	Financial income	30,160	40,147
7.07	Added Value to be Distributed	1,031,667	1,193,066
7.08	Distribution of Added Value	1,031,667	1,193,066
7.08.01	Personnel	7,963	3,453
7.08.01.01	Direct Remuneration	4,365	2,842
7.08.01.02	Benefits	3,219	432
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	379	179
7.08.02	Taxes, Fees and Contributions	38,799	31,924
7.08.02.01	Federal	38,795	31,920
7.08.02.02	State	4	4
7.08.03	Remuneration on third parties’ capital	30,851	41,262
7.08.03.01	Interest	30,761	41,188
7.08.03.02	Rental	90	74
7.08.04	Remuneration on own capital	954,054	1,116,427
7.08.04.02	Dividend	640,239	747,708
7.08.04.03	Profit / loss for the period	313,815	368,719

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
1	Total assets	30,644,866	27,413,057
1.01	Current assets	5,574,492	5,363,055
1.01.01	Cash and cash equivalents	2,664,101	2,699,837
1.01.02	Financial Investments	39,664	47,521
1.01.02.01	Financial Investments at fair value	23,233	0
1.01.02.02	Financial Investments at amortized cost	16,431	47,521
1.01.02.02.01	Held to maturity	16,431	47,521
1.01.03	Accounts receivable	2,041,997	1,874,280
1.01.03.01	Consumers	2,041,997	1,874,280
1.01.04	Materials and suppliers	54,057	44,872
1.01.06	Recoverable taxes	275,611	277,463
1.01.06.01	Current Recoverable taxes	275,611	277,463
1.01.08	Other current assets	499,062	419,082
1.01.08.03	Other	499,062	419,082
1.01.08.03.01	Other credits	483,693	409,938
1.01.08.03.02	Derivatives	7,852	3,733
1.01.08.03.03	Leases	6,687	4,581
1.01.08.03.04	Dividends and interest on shareholders’ equity	830	830
1.02	Noncurrent assets	25,070,374	22,050,002
1.02.01	Noncurrent assets	6,116,883	4,830,487
1.02.01.02	Financial Investments at amortized cost	0	109,964
1.02.01.02.01	Held to maturity	0	109,964
1.02.01.03	Accounts receivable	169,271	182,300
1.02.01.03.01	Consumers	169,271	182,300
1.02.01.06	Deferred taxes	1,287,411	1,176,535
1.02.01.06.02	Deferred taxes credits	1,287,411	1,176,535
1.02.01.09	Other noncurrent assets	4,660,201	3,361,688
1.02.01.09.03	Derivatives	442,144	215,642
1.02.01.09.04	Escrow deposits	1,257,214	1,128,616
1.02.01.09.05	Recoverable taxes	216,274	216,715
1.02.01.09.06	Leases	35,087	24,521
1.02.01.09.07	Financial asset of concession	2,157,240	1,376,664
1.02.01.09.08	Private pension fund	3,416	3,416
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	432,172	279,460
1.02.03	Property, plant and equipment	9,439,624	8,292,076
1.02.03.01	Fixed assets - in service	8,806,990	7,226,461
1.02.03.03	Fixed assets - in progress	632,634	1,065,615
1.02.04	Intangible assets	9,513,867	8,927,439
1.02.04.01	Intangible assets	9,513,867	8,927,439

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET -LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 09/30/2012	Previous Year 12/31/2011
2	Total liabilities	30,644,867	27,413,057
2.01	Current liabilities	5,105,725	4,499,437
2.01.01	Social and Labor Obligations	96,326	70,771
2.01.01.02	Labor Obligations	96,326	70,771
2.01.01.02.01	Estimated Labor Obligation	96,326	70,771
2.01.02	Suppliers	1,404,564	1,240,143
2.01.02.01	National Suppliers	1,404,564	1,240,143
2.01.03	Tax Obligations	488,894	483,028
2.01.03.01	Federal Tax Obligations	247,088	182,510
2.01.03.01.01	Income tax and Social Contribution	141,693	90,120
2.01.03.01.02	PIS (Tax on Revenue)	11,422	12,446
2.01.03.01.03	COFINS (Tax on Revenue)	66,056	59,429
2.01.03.01.04	Others	27,917	20,515
2.01.03.02	State Tax Obligations	241,806	300,518
2.01.04	Loans and financing	2,291,758	1,653,053
2.01.04.01	Loans and financing	1,573,209	1,038,316
2.01.04.01.01	Brazilian currency	1,558,604	1,016,068
2.01.04.01.02	Foreign Currency	14,605	22,248
2.01.04.02	Debentures	718,549	614,737
2.01.04.02.01	Debentures	549,035	531,185
2.01.04.02.02	Interest on debentures	169,514	83,552
2.01.05	Other liabilities	824,183	1,052,442
2.01.05.02	Others	824,183	1,052,442
2.01.05.02.01	Dividends and interest on shareholders´ equity	22,692	24,525
2.01.05.02.05	Private pension fund	46,187	40,695
2.01.05.02.06	Regulatory charges	125,072	145,146
2.01.05.02.07	Charge for the use of Public Utilities	28,813	28,738
2.01.05.02.08	Other payable	601,419	813,338
2.02	Noncurrent liabilities	17,338,765	14,361,110
2.02.01	Loans and financing	14,789,583	11,954,734
2.02.01.01	Loans and financing	8,541,979	7,406,082
2.02.01.01.01	Brazilian currency	6,184,329	5,677,756
2.02.01.01.02	Foreign Currency	2,357,650	1,728,326
2.02.01.02	Debentures	6,247,604	4,548,652
2.02.02	Other payable	959,603	1,030,154
2.02.02.02	Other	959,603	1,030,154
2.02.02.02.03	Derivatives	0	24
2.02.02.02.04	Private pension fund	355,539	414,629
2.02.02.02.05	Taxes and Contributions	6,183	165
2.02.02.02.06	Charge for the use of Public Utilities	457,733	440,926
2.02.02.02.07	Other payable	134,330	174,410
2.02.02.02.08	Suppliers	5,818	0
2.02.03	Deferred taxes	1,232,440	1,038,101
2.02.03.01	Deferred Income tax and Social Contribution	1,232,440	1,038,101
2.02.04	Provisions	357,139	338,121
2.02.04.01	Civil, Labor, Social and Tax Provisions	357,139	338,121
2.02.04.01.01	Tax Provisions	260,777	248,760
2.02.04.01.02	Labor and tax provisions	44,624	43,850
2.02.04.01.04	Civil provisions	24,676	28,484
2.02.04.01.05	Others	27,062	17,027
2.03	Shareholders´ equity - consolidated	8,200,377	8,552,510
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	226,951	229,956
2.03.04	Profit reserves	495,185	1,253,655
2.03.04.01	Legal reserves	495,185	495,185
2.03.04.08	Additional Proposed dividend	0	758,470
2.03.05	Retained earnings	337,274	0
2.03.08	Other comprehensive income	837,828	790,123
2.03.09	Noncontrolling interest	1,509,714	1,485,352

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current year Third quarter 07/01/2012 to 09/30/2012	Current year YTD 01/01/2012 to 09/30/2012	Previous year Third quarter 07/01/2011 to 09/30/2011	Previous year YTD 01/01/2011 to 09/30/2011
3.01	Net revenues	3,844,654	10,799,091	3,292,224	9,359,864
3.02	Cost of electric energy services	-2,705,643	-7,539,178	-2,232,674	-6,223,783
3.02.01	Cost of electric energy	-1,919,516	-5,467,866	-1,635,616	-4,578,729
3.02.02	Operating cost	-394,789	-1,086,578	-282,157	-865,526
3.02.03	Services rendered to third parties	-391,338	-984,734	-314,901	-779,528
3.03	Operating income	1,139,011	3,259,913	1,059,550	3,136,081
3.04	Operating income (expense)	-397,048	-1,022,856	-277,079	-862,564
3.04.01	Sales expenses	-151,387	-343,676	-84,513	-262,714
3.04.02	General and administrative	-142,038	-424,784	-135,628	-431,722
3.04.05	Others	-103,623	-254,396	-56,938	-168,128
3.05	Income before financial income and taxes	741,963	2,237,057	782,471	2,273,517
3.06	Financial income / expense	-236,566	-689,498	-205,203	-518,358
3.06.01	Financial income	157,749	427,985	220,146	471,584
3.06.02	Financial expense	-394,315	-1,117,483	-425,349	-989,942
3.07	Income before taxes	505,397	1,547,559	577,268	1,755,159
3.08	Income tax and social contribution	-183,918	-569,254	-198,204	-616,137
3.08.01	Current	-238,100	-679,672	-195,022	-556,290
3.08.02	Deferred	54,182	110,418	-3,182	-59,847
3.09	Net income from continuing operations	321,479	978,305	379,064	1,139,022
3.11	Net income	321,479	978,305	379,064	1,139,022
3.11.01	Net income attributable to controlling shareholders	313,815	954,054	368,718	1,116,428
3.11.02	Net income attributable to noncontrolling shareholders	7,664	24,251	10,346	22,594
3.99	Earnings per share - (R$ / share)

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current year Third quarter 07/01/2012 to 09/30/2012	Current year YTD 01/01/2012 to 09/30/2012	Previous year Third quarter 07/01/2011 to 09/30/2011	Previous year YTD 01/01/2011 to 09/30/2011
4.01	Net income	321,479	978,305	379,064	1,139,022
4.02	Other comprehensive income	45,792	69,144	1,305	27,370
4.02.01	Gain on financial instruments - financial asset of concession	69,254	104,465	1,978	41,470
4.02.02	Tax on financial instruments - financial asset of concession	-23,462	-35,321	-673	-14,100
4.03	Comprehensive income	367,271	1,047,449	380,369	1,166,392
4.03.01	Comprehensive income attributtable to controlling shareholders	359,607	1,023,198	370,023	1,143,798
4.03.02	Comprehensive income attributable to non controlling shareholders	7,664	24,251	10,346	22,594

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 09/30/2012	YTD previous year 01/01/2011 to 09/30/2011
6.01	Net cash from operating activities	1,693,615	2,006,165
6.01.01	Cash generated from operations	3,327,274	3,133,510
6.01.01.01	Net income, including income tax and social contribution	1,547,559	1,755,159
6.01.01.02	Depreciation and amortization	827,841	584,191
6.01.01.03	Reserve for tax, civil, labor and environmental risks	31,125	17,976
6.01.01.04	Interest and monetary and exchange restatement	950,435	834,243
6.01.01.05	Gain on pension plan	-7,542	-67,056
6.01.01.06	Losses on disposal of noncurrent assets	11,912	1,302
6.01.01.07	Deferred taxes - PIS and COFINS	-33,659	7,695
6.01.01.08	Other	-397	0
6.01.02	Variation on assets and liabilities	-1,633,659	-1,127,345
6.01.02.01	Consumers, Concessionaires and Licensees	-138,461	-25,473
6.01.02.02	Recoverable Taxes	33,028	-1,111
6.01.02.03	Leases	-919	-3,726
6.01.02.04	Escrow deposits	-67,742	-137,348
6.01.02.05	Other operating assets	-56,249	-65,696
6.01.02.06	Suppliers	149,930	143,539
6.01.02.07	Taxes and social contributions paid	-625,692	-550,050
6.01.02.08	Other taxes and social contributions	-95,338	34,497
6.01.02.09	Employee Pension Plans	-46,053	-50,964
6.01.02.10	Interest paid on debt	-678,647	-549,373
6.01.02.11	Regulator charges	-18,824	21,524
6.01.02.12	Reserve for tax, civil and labor risks paid	-23,697	0
6.01.02.13	Other operating liabilities	-64,995	56,836
6.02	Net cash in investing activities	-2,757,142	-903,963
6.02.01	Acquisition of property, plant and equipment	-874,117	-419,545
6.02.02	Marketable Securities, Deposits and Escrow Deposits	2,330	39,485
6.02.03	Leases	-6,575	5,623
6.02.04	Acquisition of intangible assets	-1,056,065	-782,703
6.02.06	Acquisition of subsidiaries net of cash acquired	-823,225	0
6.02.07	Increase Cash for Business Combinations	0	253,177
6.02.08	Other	510	0
6.03	Net cash in financing activities	1,027,791	1,609,520
6.03.01	Loans, financing and debentures obtained	3,536,983	4,831,782
6.03.02	Payments of Loans, financing and debentures , net of derivatives	-1,095,321	-1,981,887
6.03.03	Dividend and interest on shareholders’ equity paid	-1,413,871	-1,240,375
6.05	Increase (decrease) in cash and cash equivalents	-35,736	2,711,722
6.05.01	Cash and cash equivalents at beginning of period	2,699,837	1,562,897
6.05.02	Cash and cash equivalents at end of period	2,664,101	4,274,619

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2012 TO SEPTEMBER 30, 2012 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157	1,485,353	8,552,510
5.03	Adjusted opening balance	4,793,424	229,955	1,253,655	0	790,123	7,067,157	1,485,353	8,552,510
5.04	Capital transactions within shareholders	0	-3,004	-758,470	-638,219	0	-1,399,693	-163	-1,399,856
5.04.06	Dividend	0	0	640,239	-640,239	0	0	0	0
5.04.08	Business combinations CPFL Renováveis	0	-3,004	0	0	0	-3,004	4,480	1,476
5.04.09	Dividend approved	0	0	-1,398,709	0	0	-1,398,709	-8,201	-1,406,910
5.04.10	Prescribed dividend	0	0	0	2,020	0	2,020	0	2,020
5.04.11	Capital Increase Noncontrolling shareholders	0	0	0	0	0	0	3,558	3,558
5.05	Total comprehensive income	0	0	0	954,758	68,440	1,023,198	24,252	1,047,450
5.05.01	Net income	0	0	0	954,054	0	954,054	24,252	978,306
5.05.02	Other comprehensive income	0	0	0	704	68,440	69,144	0	69,144
5.05.02.01	Adjustment on financial instruments	0	0	0	692	103,772	104,464	0	104,464
5.05.02.02	Tax on Adjustment on financial instruments	0	0	0	12	-35,332	-35,320	0	-35,320
5.06	Internal changes of shareholders equity	0	0	0	20,735	-20,735	0	273	273
5.06.04	Realization of Comprehensive Income - Deemed cost	0	0	0	31,417	-31,417	0	0	0
5.06.05	Taxes on the Realization of Comprehensive Income - Deemed cost	0	0	0	-10,682	10,682	0	0	0
5.06.06	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	273	273
5.07	Ending balance	4,793,424	226,951	495,185	337,274	837,828	6,690,662	1,509,715	8,200,377

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2011 TO SEPTEMBER 30, 2011 (in thousands of Brazilian reais – R$)
Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	0	0	-486,040	-744,744	0	-1,230,784	-7,093	-1,237,877
5.04.06	Dividend	0	0	747,709	-747,709	0	0	-7,093	-7,093
5.04.08	Prescribed dividend	0	0	0	2,965	0	2,965	0	2,965
5.04.09	Dividend approved	0	0	-1,233,749	0	0	-1,233,749	0	-1,233,749
5.05	Total comprehensive income	0	0	0	1,142,258	328,674	1,470,932	1,114,563	2,585,495
5.05.01	Net income	0	0	0	1,116,428	0	1,116,428	22,594	1,139,022
5.05.02	Other comprehensive income	0	0	0	25,830	328,674	354,504	1,091,969	1,446,473
5.05.02.01	Adjustment of financial instruments	0	0	0	102	41,368	41,470	0	41,470
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	-14,100	-14,100	0	-14,100
5.05.02.06	Business combinations CPFL Renováveis	0	0	0	25,728	301,406	327,134	1,091,969	1,419,103
5.06	Internal changes of shareholders equity	0	0	0	19,546	-19,546	0	0	0
5.06.02	Realization of Comprehensive Income - Deemed cost	0	0	0	29,614	-29,614	0	0	0
5.06.03	Taxes on the Realization of Comprehensive Income - Deemed cost	0	0	0	-10,068	10,068	0	0	0
5.07	Ending balance	4,793,424	16	418,665	417,060	1,104,691	6,733,856	1,363,418	8,097,274

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current year 01/01/2012 to 09/30/2012	YTD previous year 01/01/2011 to 09/30/2011
7.01	Revenues	16,311,554	14,083,809
7.01.01	Sales of goods, products and services	14,525,437	13,105,187
7.01.02	Other revenue	981,550	778,153
7.01.02.01	Revenue from construction of infrastructure distribution	981,550	778,153
7.01.03	Revenues related to the construction of own assets	922,966	252,409
7.01.04	Allowance for doubtful accounts	-118,399	-51,940
7.02	Inputs	-8,629,371	-6,738,866
7.02.01	Cost of sales	-6,072,411	-5,112,157
7.02.02	Material-Energy-Outsourced services-Other	-1,417,086	-1,382,356
7.02.04	Other	-1,139,874	-244,353
7.03	Gross added value	7,682,183	7,344,943
7.04	Retentions	-827,924	-613,091
7.04.01	Depreciation and amortization	-617,836	-474,917
7.04.02	Other	-210,088	-138,174
7.04.02.01	Intangible concession asset - amortization	-210,088	-138,174
7.05	Net added value generated	6,854,259	6,731,852
7.06	Added value received in transfer	437,897	480,884
7.06.02	Financial income	437,897	480,884
7.07	Added Value to be Distributed	7,292,156	7,212,736
7.08	Distribution of Added Value	7,292,156	7,212,736
7.08.01	Personnel	468,587	439,953
7.08.01.01	Direct Remuneration	319,743	306,484
7.08.01.02	Benefits	121,043	109,495
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	27,801	23,974
7.08.02	Taxes, Fees and Contributions	4,702,820	4,608,850
7.08.02.01	Federal	2,352,695	2,396,119
7.08.02.02	State	2,340,004	2,204,050
7.08.02.03	Municipal	10,121	8,681
7.08.03	Remuneration on third parties’ capital	1,142,444	1,024,911
7.08.03.01	Interest	1,120,087	1,005,029
7.08.03.02	Rental	22,357	19,882
7.08.04	Remuneration on own capital	978,305	1,139,022
7.08.04.02	Dividend	640,239	747,709
7.08.04.03	Profit / loss for the period	338,066	391,313

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

Net income for this quarter was R$ 313,815 or 14.9% (R$ 54,904) lower than net income for in the same quarter of the previous year, mainly due to:

a)     results of equity in subsidiaries, reduction of 11.6% (R$ 46,609), as shown below:

	3rd quarter 2012	3rd quarter 2011
CPFL Paulista	120,809	142,362
CPFL Piratininga	34,087	57,463
RGE	67,378	61,164
CPFL Santa Cruz	4,659	8,564
CPFL Leste Paulista	2,099	3,616
CPFL Jaguari	2,328	3,840
CPFL Sul Paulista	3,371	4,941
CPFL Mococa	380	2,520
CPFL Geração	78,758	79,448
CPFL Brasil	33,839	28,602
CPFL Atende	417	125
CPFL Planalto	2,990	3,845
CPFL Serviços	(157)	2,940
CPFL Jaguariuna	(24)	(17)
CPFL Jaguari Geração	2,210	2,472
Nect	1,491	523
CPFL Total	1,162	-
Total	355,797	402,406

b)    to financial income, a reduction of R$ 13.685,  due mainly to the decline in earnings on financial investments (R$ 17.774), partially offset by the reduction in interest on debts, loans and financing (R$ 5.941) due to the decline in the CDI.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3nd quarter			Nine months
	2012	2011	%	2012	2011	%
OPERATING REVENUES	5,382,223	4,858,087	10.8%	15,506,988	13,883,340	11.7%
Electricity sales to final consumers (*)	3,941,388	3,824,174	3.1%	11,734,693	11,015,653	6.5%
Electricity sales to wholesaler´s	606,957	339,763	78.6%	1,506,638	914,567	64.7%
Revenue from construction of concession infrastructure	390,499	314,135	24.3%	981,550	778,153	26.1%
Other operating revenues (*)	443,379	380,015	16.7%	1,284,108	1,174,968	9.3%
Deductions from operating revenues	(1,537,570)	(1,565,864)	-1.8%	(4,707,897)	(4,523,475)	4.1%
NET OPERATING REVENUE	3,844,654	3,292,224	16.8%	10,799,091	9,359,864	15.4%
COST OF ELECTRIC ENERGY SERVICES	(1,919,516)	(1,635,616)	17.4%	(5,467,866)	(4,578,729)	19.4%
Electricity purchased for resale	(1,524,471)	(1,278,806)	19.2%	(4,380,972)	(3,609,063)	21.4%
Electricity network usage charges	(395,045)	(356,810)	10.7%	(1,086,893)	(969,665)	12.1%
OPERATING COST/EXPENSE	(1,183,175)	(874,137)	35.4%	(3,094,168)	(2,507,619)	23.4%
Personnel	(169,647)	(169,265)	0.2%	(500,846)	(527,064)	-5.0%
Employee pension plans	2,502	22,352	-88.8%	7,542	67,056	-88.8%
Materials	(26,574)	(27,864)	-4.6%	(71,543)	(69,400)	3.1%
Outside Services	(133,165)	(110,738)	20.3%	(402,076)	(367,760)	9.3%
Depreciation and Amortization	(229,441)	(149,902)	53.1%	(617,753)	(446,017)	38.5%
Intangible of concession amortization	(75,363)	(46,148)	63.3%	(210,089)	(138,174)	52.0%
Costs related to infrastructure construction	(390,499)	(314,135)	24.3%	(981,550)	(778,153)	26.1%
Other	(160,989)	(78,438)	105.2%	(317,854)	(248,107)	28.1%
INCOME FROM ELECTRIC ENERGY SERVICE	741,963	782,471	-5.2%	2,237,057	2,273,517	-1.6%
FINANCIAL INCOME (EXPENSE)	(236,566)	(205,203)	15.3%	(689,498)	(518,358)	33.0%
Income	157,749	220,146	-28.3%	427,985	471,584	-9.2%
Expense	(394,315)	(425,349)	-7.3%	(1,117,483)	(989,942)	12.9%
INCOME BEFORE TAXES	505,397	577,268	-12.5%	1,547,559	1,755,159	-11.8%
Social Contribution	(50,176)	(52,966)	-5.3%	(153,845)	(163,648)	-6.0%
Income Tax	(133,742)	(145,237)	-7.9%	(415,409)	(452,488)	-8.2%
NET INCOME	321,479	379,064	-15.2%	978,305	1,139,022	-14.1%

Net income attributable to the shareholders of the company	313,815	368,720	-14.9%	954,054	1,116,428	-14.5%
Net income attributable to the non controlling interests	7,664	10,345	-25.9%	24,252	22,594	7.3%

EBITDA	1,044,264	956,168	9.2%	3,057,356	2,790,652	9.6%

(*) The reclassification of revenue from Network Usage Charge - TUSD was not taken into account in presentation of the Comments on consolidated Performance.

Net Income for the Period and Adjusted EBITDA Reconciliation (**)
NET INCOME	321,479	379,064		978,305	1,139,022
Employee Pension Plans	(2,502)	(22,352)		(7,542)	(67,056)
Depreciation and Amortization	304,804	196,049		827,841	584,191
Financial Income (Expense)	236,566	205,203		689,498	518,358
Social Contribution	50,176	52,966		153,845	163,648
Income Tax	133,742	145,237		415,409	452,488
EBITDA	1,044,264	956,168		3,057,356	2,790,652

(**) Information not reviewed by the independent auditors

Gross Operating Revenue

Gross Operating Revenue in the 3rd quarter of 2012 was R$ 5,382,223, or 10.8% (R$ 524,136) higher than in the same period of the previous year.

The main factors in this change were:

•         An increase of 3.1% (R$ 117,214) in the supply of electric energy, due to:

o    an increase of 1.7% (R$ 64,123) in average tariffs charged, offset by a 0.6% (R$ 22,367) reduction in the quantity of energy sold;

o    a R$ 75,022 increase in unbilled revenue resulting from the reduction in the number of billable days.

•         An increase of 78.6% (R$ 267,194) in the energy supplied, resulting mainly from the effect of consolidation of  CPFL Renováveis (R$ 176,876), the increase in sales in

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

the Electric Energy Commercialization Chamber – CCEE (R$80,203), due to the increase in the average selling price;

•         An increase of 24.3% (R$ 76,364) in the revenue from construction of concession infrastructure, due to the higher level of investments;

•         An increase of 16.7% (R$ 63,364) in other operating revenues, due mainly to the increase of  R$ 32,791 in revenue resulting from the Tariff for the Use of the Distribution System – TUSD, due to migration of consumers to the free market and the increase of R$ 20,491 relating to the low-income subsidy reimbursed by funds from the CDE.

➢  Quantity of Energy Sold

There was a decrease of 0.6% in the quantity of energy billed to final consumers in the 3rd quarter of 2012.

The residential and commercial categories, which account for 51.2% of the energy billed to end users in the quarter, recorded growth of 2.4% and 2.9%, respectively, compared with the same quarter of the previous year. These increases were adversely impacted by the lower number of billable days (on average, 2.6 days less). Removing this factor, the growth of these classes would have been 5.0% and 6.9%, respectively. These categories benefit from the maintained high level of salaries and the still active labor market (increase in income and employment, access to credit, sales of electro-electronics, household electrical appliances and the retail trade).

The industrial category, which represents 33.4% of the total market, fell by 5.0% in comparison with the 3rd quarter of 2011 as a result of the migration of customers to the free market, and by the downturn in industrial growth in general in Brazil, which is due to the direct impact of the global economic slowdown.

There was an increase of 1.0% in the quantity of energy sold and transported within the concession area, which affects both the supply billed and collection of the TUSD, compared with the same period of the previous year. By category: there was an increase of 2.4% in the residential category, 2.8% in the commercial category, partially offset by the 2.4% drop in the rural category and 0.6% in other categories. There was no change in the figures for the industrial category.

➢  Tariffs

In the 3rd quarter of 2012, energy prices increased by an average of 1.7%, mainly due to the following tariff adjustments for each distributor’s subsidiaries:

  CPFL Paulista: 2.89% from April 2012;
  RGE: 3.38% from June 2012.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 3rd quarter of 2012 amounted to R$ 1,537,570, a decrease of 1.8% (R$ 28,294) in relation to the same quarter of 2011, largely due to:

•         A reduction of 30.9% (R$ 58,049) in the sector charge "Fuel Consumption Account" ("CCC");

•         An increase of 1.0% (R$ 7,847) in ICMS, mainly due to increased billing of energy supplied;

•         An increase of 1.0% (R$ 4,074) in PIS and Cofins, resulting mainly from the increase in billed supply and other revenues, net of the effect of the accounting of tax credits on amortization of R$ 33,003. In 2011, PIS and COFINS tax credits on amortization were recorded under Depreciation and Amortization Expenses, and in 2012 are recorded as Deductions from Revenue for better accounting classification.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

•         An increase of 11.3% (R$ 14,805) in the sector charge "Energy Development Account" ("CDE").

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,919,516, an increase of 17.4% (R$ 283,900) in relation to the same period of the previous year.

➢  Electricity purchased for Resale

Electricity purchased for resale in the quarter was R$ 1,524,471, an increase of 19.2% (R$ 245,665), explained by the increase of 2.5% in the amount of energy purchased and an increase in the average price of 16.3%. These increases reflect the greater exposure and variation in the settlement price “PLD” tariff readjustments and exchange rate variations in the purchase of Itaipu.

➢  Electricity Network Usage Charges

An increase of 10.7% (R$ 38,235) in electricity transmission and distribution network usage charges, mainly due to the Basic Network Charges (R$ 23,562) as a result of increases by transmission companies and Reserve Energy Charges (R$ 29,625), partially offset by a reduction in the System Service Charges – ESS (R$ 19,403).

A significant part of these increases in costs is not included in the distributors’ tariffs and they will be passed on in the next tariff readjustment (see further comments about the impact of regulatory assets and liabilities at the end of these Comments on Performance).

Operating Costs and Expenses

Not considering the cost of construction of the concession infrastructure, Operating Costs and Expenses in this quarter amounted to R$ 792,676, up 41.5% (R$ 232,674) on the same quarter of previous year. This was mainly due to:

•         A reduction in revenue from Pension Plans  of 88.8% (R$ 19,850) as a consequence of the results of the actuarial report for 2012;

•         An increase of 20.3% (R$ 22,426) in Outsourced Services. Excluding the reversal of the provision made in 2011, relating to physical inventory services to comply with a regulatory requirement (ANEEL Resolution No. 367/09), including the same provision recorded in this quarter, totaling R$ 19,494, the increase would be 2,2% (R$ 2,933), explained mainly by the effect of consolidation of CPFL Renováveis (R$ 13,431), partially offset by the reduction in consultancy expenses (R$ 4,328) and a reduction in network and line maintenance expenses (R$ 2,728);

•         An increase of 53.1% (R$ 79,539) in Depreciation and Amortization, mainly due to (i) the consolidation of CPFL Renováveis (R$ 52,817); (ii) reclassification of PIS and Cofins credits (R$ 20,722 see further details in Deductions from Operating Revenue); (iii)  an increase in amortization and depreciation on new investments, offset partly by the alteration to depreciation rates stipulated by the regulatory agency in 2012 (R$6,000);

•           An increase in the amortization of intangible concession assets of 63.3% (R$ 29,215), due mainly to the amortization of the intangible concession assets of CPFL Renováveis (R$ 31,475), generated in business combinations in 2011;

•         An increase of 105.2% (R$ 82,551) in Other Expenses, resulting mainly from the Provision for Doubtful Accounts of R$ 60,729 and the write off of assets of R$ 16,537 in the distribution subsidiaries (note 14);

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Financial Income (Expense)

The Net Financial Income (Expense) in this quarter was an expense of R$ 236,566, compared with R$ 205,203 in the same period of 2011, an increase in net financial expense of 15.3% (R$ 31,363). This variation is mainly due to:

•         A reduction in financial income of  28.3% (R$ 62,397), as a result of the decrease in earnings of financial investments (R$ 85,227) partially offset by the increase in: (i) financial restatement due to winning a law suit (R$ 6,976); and (ii) financial restatement of other assets;

•         A reduction in financial expenses of 7.3% (R$ 31,034), primarily as a result of (i) a net reduction of R$ 61,001 in interest on debts, loans and financing, and monetary restatement and foreign exchange variations, compounded by an increase of R$ 81,557 resulting from the consolidation of CPFL Renováveis and by a reduction of R$ 142,558, due to the fall in CDI and TJLP rates in the quarter; (ii) an increase of R$ 5,892 in capitalized interest, mostly in the subsidiary CPFL Renováveis; partially offset by (iii) an increase in UBP expenses in the subsidiaries of CPFL Geração (R$ 9,117) and (iv) an increase in expenses relating to interest and fines on a network incorporation payment in the subsidiary CPFL Paulista (R$ 20,116).

Social Contribution and Income Tax

Taxes on income in the 3rd quarter of 2012 were R$ 183,918, 7.2% (R$ 14,285) lower than in the same quarter of 2011, mainly as a result of the decrease in Income Before Taxes.

Net Income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 321,479, or 15.2% (R$ 57,585) lower than in the same period of 2011.

The EBITDA (net income for the quarter, excluding the effects of the private pension plan, depreciation, amortization, financial income (expense), equity adjustment, social contribution and income tax) for the 3rd quarter of 2012 was R$ 1,044,264, or 9.2% (R$ 88,097) higher that the EBITDA for the same period of 2011.

Regulatory Assets and Liabilities

The regulatory assets and liabilities are no longer recorded in the Company’s books, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS). If they were recorded, they would represent a positive impact on the EBITDA of R$ 85 million in the 3rd quarter of 2012 (R$ 71 million in the same quarter of 2011) and on the adjusted Net Income in the 3rd quarter of 2012 of R$ 58 million (R$ 42 million in the same quarter of 2011). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

It is important to note that, as directed by Aneel, the above figures include preliminary amounts of the liability relating to the provisional tariff impact for the 3rd cycle of periodic tariff review of distributors CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista (corresponding to a reduction of R$ 56 million in the EBITDA and R$ 37 million in Net Income). The application of this methodology should have occurred on October 23, 2011 for CPFL Piratininga and February 3, 2012 for the remaining distributors.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARIES/ASSOCIATES

Subsidiary: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2012, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

	Consolidated
	3nd quarter			Nine months
	2012	2011	%	2012	2011	%
OPERATING REVENUES	577,870	500,717	15.4%	1,464,861	1,339,384	9.4%
Electricity sales to final consumers	231,832	172,911	34.1%	609,171	491,111	24.0%
Electricity sales to wholesaler´s	345,332	315,854	9.3%	826,815	781,105	5.9%
Other operating revenues	706	11,952	-94.1%	28,875	67,167	-57.0%
Deductions from operating revenues	(67,446)	(58,312)	15.7%	(175,157)	(157,568)	11.2%
NET OPERATING REVENUE	510,424	442,405	15.4%	1,289,704	1,181,816	9.1%
COST OF ELECTRIC ENERGY SERVICES	(433,756)	(372,535)	16.4%	(1,085,193)	(939,548)	15.5%
Electricity purchased for resale	(433,756)	(372,535)	16.4%	(1,085,193)	(939,548)	15.5%
OPERATING COST/EXPENSE	(10,757)	(21,088)	-49.0%	(31,862)	(65,453)	-51.3%
Personnel	(4,849)	(5,325)	-8.9%	(13,555)	(16,914)	-19.9%
Materials	(331)	(885)	-62.6%	(783)	(2,141)	-63.4%
Outside Services	(2,889)	(10,836)	-73.3%	(9,842)	(30,979)	-68.2%
Depreciation and Amortization	(1,000)	(1,022)	-2.2%	(2,211)	(3,103)	-28.7%
Other	(1,688)	(3,019)	-44.1%	(5,471)	(12,316)	-55.6%
INCOME FROM ELECTRIC ENERGY SERVICE	65,912	48,783	35.1%	172,650	176,815	-2.4%
FINANCIAL INCOME (EXPENSE)	(17,104)	(8,150)	109.9%	(72,015)	(13,252)	443.4%
Income	14,056	38,434	-63.4%	31,089	49,117	-36.7%
Expense	(31,160)	(46,585)	-33.1%	(103,104)	(62,369)	65.3%
Equity in subsidiaries	1,852	2,107	-12.1%	4,389	2,107	108.3%
INCOME BEFORE TAXES	50,660	42,740	18.5%	105,024	165,671	-36.6%
Social Contribution	(4,468)	(3,774)	18.4%	(9,230)	(14,780)	-37.6%
Income Tax	(12,353)	(10,364)	19.2%	(25,433)	(40,826)	-37.7%
NET INCOME	33,839	28,602	18.3%	70,361	110,066	-36.1%

Net income attributable to the shareholders of the company	33,839	28,602	18.3%	70,361	110,066	-36.1%
Net income attributable to the non controlling interests	(0)	(0)	-95.2%	(0)	(0)	-79.3%

EBITDA	66,912	49,805	34.3%	174,861	179,918	-2.8%

Net Income for the Period and Adjusted EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	33,839	28,602		70,361	110,066
Depreciation and Amortization	1,000	1,022		2,211	3,103
Financial Income (Expense)	17,104	8,150		72,015	13,252
Equity in subsidiaries	(1,852)	(2,107)		(4,389)	(2,107)
Social Contribution	4,468	3,774		9,230	14,780
Income Tax	12,353	10,364		25,433	40,826
Adjusted EBITDA	66,912	49,805		174,861	179,918

(*) Information not reviewed by the independent auditors

Gross Revenue

Gross Revenue in 3Q12 was R$ 577,870, an increase of R$ 77,153 (15.4%) in comparison with the same quarter of 2011. This increase is explained mainly by:

•         R$ 15,376 as a positive effect on account of the reversal of the provision relating to the reimbursement of Pis/Cofins to free consumers;

•         R$ 73,024 of an increase in revenue from energy sales due to the increase of 307 GWh  in quantity sold and a 6.3% increase in the average selling price; and

•         A R$ 10,612 reduction on account of the transfer during 2012 of revenues from accounts collection business and from construction / maintenance of assets for CPFL Total and CPFL Serviços, respectively.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Cost of Electric Energy

The cost of electric energy in 3Q12 was R$ 433,756, an increase of R$ 61,221 (16.4%) in relation to the same quarter of 2011. This increase is explained mainly by the increase of 307 GWh in the quantity purchased and the 7.7% increase in the average purchase price.

Operating Costs and Expenses

Operating Costs and Expenses in 3Q12 were R$ 10,757, down R$ 10,331 (49%) from the same quarter of 2011. This reduction is explained mainly by the transfer in 2012 of expenses relating to accounts collection business for CPFL Total.

Financial Income (Expense)

The net financial income (expense) in 3Q12 was a net expense of R$ 17,104, an increase of R$ 8,954 on the same quarter in 2011. This increase is explained mainly by the fall in earnings on financial investments of R$ 30,408, partly offset by the R$ 14,930 reduction in charges/restatement of debentures due to the fall of the CDI in the quarter and by the increases in leasing revenue and energy pre-purchases  of R$ 6,100.

Lucro Líquido do Período e EBITDA

Net Income in 3Q12 was R$ 33.839, an increase of R$ 5,237 (18.3%), compared with the same quarter of 2011.

The EBITDA (Net income before financial income (expense), income tax and social contribution, depreciation, amortization) for 3Q12 was R$ 66,912, 34.3% greater than that obtained for the same quarter of 2011, which was R$ 49,805 (information not reviewed by the Independent Auditors)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL Energia S.A.
Balance Sheets as of September 30, 2012 and December 31, 2011
(in thousands of Brazilian Reais)
	Parent company		Consolidated
ASSETS	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

CURRENT ASSETS
Cash and cash equivalents (note 5)	177,054	549,189	2,664,101	2,699,837
Consumers, Concessionaires and Licensees (note 6)	-	-	2,041,997	1,874,280
Dividends and Interest on Shareholders´ Equity (note 12)	405,121	125,913	830	830
Financial Investments (note 7)	16,431	45,668	39,664	47,521
Recoverable Taxes (note 8)	35,824	40,783	275,611	277,463
Derivatives (note 32)	454	2	7,852	3,733
Materials and Supplies	-	-	54,057	44,872
Leases	-	-	6,687	4,581
Other credits (note 11)	2,270	2,833	483,693	409,938
TOTAL CURRENT ASSETS	637,154	764,388	5,574,492	5,363,054

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	169,271	182,300
Due from Related Parties	-	2,610	-	-
Escrow Deposits (note 21)	12,403	11,744	1,257,214	1,128,616
Financial Investments (note 7)	-	2,854	-	109,965
Recoverable Taxes (note 8)	-	-	216,274	216,715
Derivatives (note 32)	46	-	442,144	215,642
Deferred Taxes Credits (note 9)	185,432	193,874	1,287,411	1,176,535
Advance for future capital increase	20	-	-	-
Leases	-	-	35,087	24,521
Financial asset of concession (note 10)	-	-	2,157,240	1,376,664
Private pension fund (note 18)	-	-	3,416	3,416
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	14,548	16,978	432,172	279,461
Investments (note 12)	6,218,565	6,614,915	-	-
Property, Plant and Equipment (note 13)	597	312	9,439,624	8,292,076
Intangible assets (note 14)	85	118	9,513,867	8,927,439
TOTAL NONCURRENT ASSETS	6,431,697	6,843,405	25,070,374	22,050,004

TOTAL ASSETS	7,068,852	7,607,793	30,644,866	27,413,057

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Balance Sheets as of September 30, 2012 and December 31, 2011
(in thousands of Brazilian Reais)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

CURRENT LIABILITIES
Suppliers (note 15)	990	1,618	1,404,564	1,240,143
Accrued Interest on Debts (note 16)	-	-	144,696	141,902
Accrued Interest on Debentures (note 17)	1,623	16,403	169,514	83,552
Loans and Financing (note 16)	-	-	1,428,513	896,414
Debentures (note 17)	150,000	150,000	549,035	531,185
Private pension fund (note 18)	-	-	46,187	40,695
Regulatory charges (note 19)	-	-	125,072	145,146
Taxes and Social Contributions Payable (note 20)	269	196	488,894	483,028
Dividends and Interest on Equity	18,880	15,575	22,692	24,524
Accrued liabilities related to personnel	32	7	96,326	70,771
Public Utilities (note 22)	-	-	28,813	28,738
Other accounts payable (note 23)	18,603	16,457	601,420	813,338
TOTAL CURRENT LIABILITIES	190,398	200,258	5,105,725	4,499,437

NONCURRENT LIABILITIES
Suppliers (note 15)	-	-	5,818	-
Accrued Interest on Debts (note 16)	-	-	56,566	23,627
Loans and Financing (note 16)	-	-	8,485,413	7,382,455
Debentures (note 17)	150,000	300,000	6,247,604	4,548,651
Private pension fund (note 18)	-	-	355,539	414,629
Taxes and Social Contributions Payable (note 20)	-	-	6,183	165
Deferred taxes debits (note 9)	-	-	1,232,440	1,038,101
Reserve for tax, civil and labor risks (note 21)	12,356	11,713	357,139	338,121
Derivatives (note 32)	-	24	-	24
Public Utilities (note 22)	-	-	457,733	440,926
Other accounts payable (note 23)	25,435	28,641	134,330	174,410
TOTAL NONCURRENT LIABILITIES	187,791	340,378	17,338,765	14,361,110

SHAREHOLDERS' EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	226,951	229,956	226,951	229,956
Profit Reserves	495,185	495,185	495,185	495,185
Dividend	-	758,470	-	758,470
Other Comprehensive Income	837,828	790,123	837,828	790,123
Retained earnings	337,274	-	337,274	-
	6,690,662	7,067,157	6,690,662	7,067,157
Net equity attributable to noncontrolling shareholders	-	-	1,509,714	1,485,352
TOTAL SHAREHOLDERS' EQUITY	6,690,662	7,067,157	8,200,377	8,552,510

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,068,852	7,607,793	30,644,866	27,413,057

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of income for the periods ended on September 30, 2012 e de 2011
(in thousands of Brazilian Reais, except for Earnings per share)
	Parent company				Consolidated
	2012		2011		2012		2011
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
NET OPERATING REVENUE (note 26)	1	23	1	3	3,844,654	10,799,091	3,292,224	9,359,864
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 27)	-	-	-	-	(1,919,516)	(5,467,866)	(1,635,616)	(4,578,729)
Operating cost (note 28)	-	-	-	-	(394,790)	(1,086,578)	(282,157)	(865,526)
Services rendered to third parties (note 28)	-	-	-	-	(391,338)	(984,734)	(314,901)	(779,529)

GROSS OPERATING INCOME	1	23	1	3	1,139,011	3,259,913	1,059,550	3,136,081
Operating expenses (note 28)
Sales expenses	-	-	-	-	(151,387)	(343,676)	(84,513)	(262,714)
General and administrative expenses	(6,189)	(18,016)	(5,814)	(21,954)	(142,038)	(424,784)	(135,628)	(431,722)
Other Operating Expense	(6)	(36)	(36,297)	(108,892)	(103,623)	(254,396)	(56,939)	(168,128)

INCOME FROM ELECTRIC ENERGY SERVICE	(6,194)	(18,030)	(42,110)	(130,843)	741,963	2,237,057	782,471	2,273,517

Equity in subsidiaries (note 12)	321,684	1,010,172	402,406	1,279,552	-	-	-	-
FINANCIAL INCOME (EXPENSE) (note 29)
Income	4,753	20,229	23,730	30,754	157,749	427,985	220,146	471,584
Expense	(9,126)	(31,060)	(14,417)	(41,198)	(394,315)	(1,117,483)	(425,349)	(989,942)
	(4,372)	(10,831)	9,313	(10,444)	(236,566)	(689,498)	(205,203)	(518,358)
INCOME BEFORE TAXES	311,118	981,311	369,609	1,138,265	505,397	1,547,559	577,268	1,755,159
Social contribution (note 9)	1,046	(5,908)	312	(4,221)	(50,176)	(153,845)	(52,966)	(163,648)
Income tax (note 9)	1,651	(21,348)	(1,203)	(17,615)	(133,742)	(415,409)	(145,237)	(452,488)
	2,697	(27,257)	(891)	(21,837)	(183,918)	(569,254)	(198,203)	(616,136)

NET INCOME	313,815	954,054	368,719	1,116,428	321,479	978,305	379,064	1,139,022

Net income attributable to controlling shareholders					313,815	954,054	368,719	1,116,428
Net income attributable to noncontrolling shareholders					7,664	24,252	10,346	22,594
Basic earnings per share attributable to controlling shareholders - R$	0.33	0.99	0.38	1.16	0.33	0.99	0.38	1.16
Diluted earnings per share attributable to controlling shareholders - R$	0.32	0.98	0.38	1.16	0.32	0.98	0.38	1.16

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of comprehensive income for the periods ended at September 30, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company
	2012		2011
	3rd quarter	Nine months	3rd quarter	Nine months
Net income	313,815	954,054	368,719	1,116,428

Other comprehensive income on the Company´s investment on subsidiaries	45,792	69,144	1,305	27,370

Comprehensive income for the period - parent company	359,607	1,023,198	370,024	1,143,798

	Consolidated
	2012		2011
	3rd quarter	Nine months	3rd quarter	Nine months
Net income	321,479	978,305	379,064	1,139,022
Other comprehensive income
- Gain on financial instruments - Financial asset of concession	69,254	104,465	1,978	41,470
- Tax on financial instruments - Financial asset of concession	(23,462)	(35,321)	(673)	(14,100)
Comprehensive income for the period	367,271	1,047,449	380,369	1,166,392
Comprehensive income attributtable to controlling shareholders	359,607	1,023,198	370,023	1,143,798
Comprehensive income attributable to non controlling shareholders	7,664	24,251	10,346	22,594

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the nine month period ended on September 30, 2012
( thousands of Brazilian Reais )

					Other Comprehensive Income					Total
	Capital	Capital	Legal		Deemed	Financial	Retained	Total	Noncontrolling	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	earnings		shareholders'	equity

Balance as of December 31, 2011	4,793,424	229,956	495,185	758,470	563,005	227,118	-	7,067,157	1,485,352	8,552,510

Capital increase by noncontrolling shareholders	-	-	-	-	-	-	-	-	3,558	3,558

Net income for the period	-	-	-	-	-	-	954,054	954,054	24,252	978,305
Approval of dividends proposed	-	-	-	(1,398,709)	-	-	-	(1,398,709)	(8,201)	(1,406,910)
Prescribed dividend	-	-	-	-	-	-	2,020	2,020	-	2,020

Changes in Other Comprehensive Income:										-
- Gain (loss) on financial instruments	-	-	-	-	-	104,499	(34)	104,465	-	104,465
- Tax on financial instruments	-	-	-	-	-	(35,332)	11	(35,321)	-	(35,321)
- Realization of financial instruments	-	-	-	-	-	(727)	727	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(31,417)	-	31,417	-	-	-
- Tax on deemed cost realization	-	-	-	-	10,682	-	(10,682)	-	-	-
										-
Business combination - CPFL Renováveis	-	(3,005)	-	-	-	-	-	(3,005)	4,480	1,475

Allocation of Income										-
- Interim Dividend	-	-	-	640,239	-	-	(640,239)	-	-	-

Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	274	274

Balance as of September 30, 2012	4,793,424	226,951	495,185	-	542,270	295,558	337,274	6,690,662	1,509,714	8,200,377

CPFL Energia S.A.
Statement of changes in shareholders' equity for the nine month period ended on September 30, 2011
( thousands of Brazilian Reais )

					Other Comprehensive Income						Total
	Capital	Capital	Legal		Deemed	Financial	Business	Retained	Total	Noncontrolling	Shareholders'
		Reserve	reserve	Dividends	cost	instruments	combination	earnings		shareholders'	equity

Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,831	-	-	6,493,708	255,948	6,749,656

Net income for the period	-	-	-	-	-	-	-	1,116,428	1,116,428	22,594	1,139,022
Approval of dividends proposed	-	-	-	(1,233,749)	-	-	-	-	(1,233,749)	(3,596)	(1,237,345)

Changes in Other Comprehensive Income:
- Gain (loss) on financial instruments	-	-	-	-	-	41,470	-	-	41,470	-	41,470
- Tax on financial instruments	-	-	-	-	-	(14,100)	-	-	(14,100)	-	(14,100)
- Realization of financial instruments	-	-	-	-	-	(102)	-	102	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(29,614)	-	-	29,614	-	-	-
- Tax on deemed cost realization	-	-	-	-	10,068	-	-	(10,068)	-	-	-

Business combination - CPFL Renováveis	-	-	-	-	(25,728)	-	327,134	25,728	327,134	1,091,969	1,419,103

Allocation of Income										-
- Interim Dividend	-	-	-	747,709	-	-	-	(747,709)	-	(3,498)	(3,498)
- Prescribed dividend	-	-	-	-	-	-	-	2,965	2,965	-	2,965

Balance as of September 30, 2011	4,793,424	16	418,665	-	564,458	213,099	327,134	417,060	6,733,856	1,363,418	8,097,274

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Statement of Cash Flow For the periods ended on September 30, 2012 and 2011
(thousands of Brazilian Reais)

	Parent company		Consolidated
	2012	2011	2012	2011
	Nine months	Nine months	Nine months	Nine months

OPERATING CASH FLOW
Income for the periods, before income tax and social contribution	981,311	1,138,265	1,547,559	1,755,159
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	47	109,025	827,841	584,191
Reserve for tax, civil, labor and environmental risks	-	-	31,125	17,976
Interest and monetary restatement	25,416	29,489	950,435	834,243
Pension plan costs	-	-	(7,542)	(67,056)
Equity in subsidiaries	(1,010,172)	(1,279,550)	-	-
Losses on the write-off of noncurrent assets	-	-	11,912	1,302
Deferred taxes (PIS and COFINS)	-	-	(33,659)	7,695
Other	-	-	(397)	-

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(138,461)	(25,473)
Dividend and interest on equity received	1,196,348	1,692,403	-	-
Recoverable taxes	23,434	23,015	33,028	(1,111)
Lease	-	-	(919)	(3,726)
Escrow deposits	(14)	(42)	(67,742)	(137,348)
Other operating assets	3,110	8,280	(56,249)	(65,696)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(628)	(448)	149,930	143,539
Taxes and social contributions paid	(21,379)	(15,653)	(625,692)	(550,050)
Other taxes and social contributions	320	222	(95,338)	34,497
Other liabilities with employee pension plans	-	-	(46,053)	(50,964)
Payments of interest on debts	(45,080)	(51,984)	(678,647)	(549,373)
Regulatory charges	-	-	(18,824)	21,524
Reserve for tax, civil and labor risks paid	-	-	(23,697)	-
Other operating liabilities	(1,035)	(1,007)	(64,995)	56,836
CASH FLOWS PROVIDED BY OPERATIONS	1,151,678	1,652,015	1,693,615	2,006,165

FINANCING ACTIVITIES
Acquisition of subsidiaries net of cash acquired	-	-	(823,225)	-
Capital increase in investments	(19,006)	-	-	-
Increase Cash for Business Combinations	-	-	-	253,177
Increase in property, plant and equipment	(411)	-	(874,117)	(419,545)
Financial investments, Pledges, funds and tied deposits	36,209	34,615	2,330	39,485
Lease	-	-	(6,575)	5,623
Additions to intangible assets	-	(1)	(1,056,065)	(782,703)
Advance for future capital increase	(20)	-	-	-
Intercompany loans with subsidiaries and associated companies	2,799	(6,692)	-	-
Other	-	-	510	-

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	19,571	27,922	(2,757,142)	(903,963)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	3,536,983	4,831,782
Payments of Loans, financing and debentures, net of derivatives	(150,000)	(121)	(1,095,321)	(1,981,887)
Payments of dividend and interest on shareholders´ equity	(1,393,384)	(1,229,401)	(1,413,871)	(1,240,375)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(1,543,384)	(1,229,522)	1,027,791	1,609,520
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(372,135)	450,415	(35,736)	2,711,722
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	549,189	110,958	2,699,837	1,562,897

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	177,054	561,373	2,664,101	4,274,619

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Energia S.A.
Added Value Statements for the periods ended on September 30, 2012 and 2011
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2012	2011	2012	2011
	Nine months	Nine months	Nine months	Nine months
1. Revenues	25	3	16,311,554	14,083,809
1.1 Operating revenues	25	3	14,525,437	13,105,187
1.2 Revenues related to the construction of own assets	-	-	922,967	252,409
1.3 Revenue from infrastructure construction	-	-	981,550	778,153
1.4 Allowance of doubtful accounts	-	-	(118,399)	(51,940)

2. (-) Inputs	(8,644)	(17,611)	(8,629,371)	(6,738,866)
2.1 Electricity Purchased for Resale	-	-	(6,072,411)	(5,112,157)
2.2 Material	(325)	(46)	(666,582)	(604,434)
2.3 Outsourced Services	(4,824)	(13,970)	(750,504)	(777,922)
2.4 Other	(3,494)	(3,595)	(1,139,874)	(244,353)

3. Gross added value (1 + 2)	(8,619)	(17,608)	7,682,183	7,344,943

4. Retentions	(47)	(109,025)	(827,924)	(613,091)
4.1 Depreciation and amortization	(47)	(134)	(617,836)	(474,917)
4.2 Amortization of intangible assets	-	(108,892)	(210,089)	(138,174)

5. Net added value generated (3 + 4)	(8,665)	(126,633)	6,854,259	6,731,852

6. Added value received in transfer	1,040,332	1,319,700	437,897	480,884
6.1 Financial Income	30,160	40,148	437,897	480,884
6.2 Equity in Subsidiaries	1,010,172	1,279,552	0	-

7. Added value to be distributed (5 + 6)	1,031,667	1,193,066	7,292,156	7,212,736

8. Distribution of added value	1,031,667	1,193,066	7,292,156	7,212,736
8.1 Personnel and Charges	7,963	3,453	468,587	439,953
8.1.1 Direct Remuneration	4,365	2,842	319,743	306,484
8.1.2 Benefits	3,219	432	121,043	109,495
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	379	178	27,801	23,974
8.2 Taxes, Fees and Contributions	38,799	31,924	4,702,820	4,608,850
8.2.1 Federal	38,795	31,920	2,352,695	2,396,119
8.2.2 State	4	4	2,340,004	2,204,050
8.2.3 Municipal	-	-	10,121	8,681
8.3 Interest and Rentals	30,851	41,262	1,142,444	1,024,911
8.3.1 Interest	30,761	41,188	1,120,087	1,005,029
8.3.2 Rental	90	74	22,358	19,882
8.4 Interest on capital	954,054	1,116,428	978,305	1,139,022
8.4.1 Dividend	640,239	747,709	640,239	747,709
8.4.2 Retained Earnings	313,815	368,719	338,066	391,313

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2012

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation, and sales activities in Brazil.

The Company’s headquarter is located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data are not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,862	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of S. Paulo	27	1,520	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,345	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	190	20 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	77	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Installed power
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs(*) and 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	(***)	(***)	(***)	(***)

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect") (a)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct and indirect 100%
CPFL Telecom S.A ("CPFL Telecom") (b)	Private corporation	Telecommunication services	Direct 100%

(a) Former Chumpitaz
(b) Former Bio Itapaci - see note 12

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

 (*)    SHP – Small Hydropower Plant

(**)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.

(***)  CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At September 30, 2012, CPFL Renováveis had a portfolio of  1,694.4 MW installed capacity (our share 1,067.5 MW), as follows:

•  Hydropower generation: 34 SHP’s operational (306.7 MW) and 1 SHP under construction (20 MW);

•  Wind power generation: 15 projects operational (555.5 MW) and 18 projects under construction (482.2 MW);

•  Biomass power generation:  5  plants operations (230 MW) and 2 under construction (100 MW).

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The interim financial statements were prepared in accordance with the accounting policies adopted in Brazil, following the guidelines issued by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC), specially CPC 21(R1) Demonstração Intermediária  and diverge from of the Separate Financial Statements which, under IFRSs,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The consolidated interim financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB and are being presented in accordance with CPC 21(R1) and IAS 34 requirements.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2011, and should be read together with those statements.

These Interim Financial Statements were authorized for issue by the Board of Directors on October 26, 2012.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, and iv) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

Preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the results of accounting estimates are rarely the same as the actual results. Accordingly, Company Management revise the estimates and assumptions on an ongoing basis. Adjustments derived from revisions of accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

The main accounting balances related to assumptions and estimates that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in future periods are included in the following notes:

•         Note 6 – Consumers, concessionaire and licensees (Allowance for doubtful accounts);

•         Note 9 – Deferred tax credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other Credits (Allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 26 – Net operating revenues;

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

•         Note 32 – Financial instruments; and

•         Leasing

2.4 Functional currency and presentation currency

The individual and consolidated interim financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency. Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not tally due to rounding.

2.5 Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries and jointly-owned entities

The financial statements of subsidiaries and jointly-controlled entities (joint ventures) are included in the consolidated financial statements from the date that total or joint control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries and jointly controlled entities are aligned with the Company's accounting policies for consolidation purposes.

The individual interim financial statements of the parent of subsidiaries and jointly controlled entities and  associates is accounted by the equity method of accounting.

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for subsidiaries and proportionately consolidated for the jointly-controlled entities. Before the consolidation of the Company´s Financial Statements, CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis financial statements are fully consolidated with their subsidiaries or proportionally consolidated, for the jointly controlled entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of CPFL Energia's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity and after the statement of income for each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by decision makers to allocate resources and assess the segments´ performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities; and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) jointly-controlled entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other subsidiaries are fully consolidated.

As of September 30, 2012 and 2011 and as of December 31, 2011, the  non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the interim financial statements.

(3) SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements of the Company and of its subsidiaries are prepared based on the same accounting policies set out on notes 3.1 to 3.14 presented in our consolidated financial statements as of December 31, 2011.

(4) DETERMINATION OF FAIR VALUES

A number of the Company´s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the specific notes of the purposed to that asset or liability.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair value of intangible assets is based on price quotations in an active market. When no active market exists, the fair value is the price that the Company would have paid for the asset on the purchase date, in an arm’s length transaction, wherein the parties had each acted knowledgeably and willingly on the basis on best available information.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBovespa S.A. and ANDIMA (note 32a).

Financial assets classified as available-for-sale refer to the right to indemnification, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation of the distribution infrastructure at market price. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure 579 of September 11, 2012 (regulated by Decree No. 7805, on September 14, 2012) established that, for those concession contracts for which the concessions expire by 2017, the amount of the indemnification on reversal of the assets will be based on the replacement value method, according to criteria to be established in a regulation issued by the granting authority. For the concessions term that expire after 2017, the Company Management believes that, in a similar manner as established by MP 5679, the indemnification will be based at least on the valuation of the assets using the replacement value model.  For full details on the impacts relating to the MP, see note 35.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Bank deposits	4,240	723	107,926	147,126
Short-term financial investments	172,814	548,466	2,556,175	2,552,710
Total	177,054	549,189	2,664,101	2,699,837

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6) CONSUMERS, CONCESSIONÁIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2012 and December 31, 2011:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	September 30, 2012	December 31, 2011
Current
Consumer classes
Residential	341,542	237,398	36,498	615,438	573,936
Industrial	117,239	57,649	36,250	211,138	227,474
Commercial	127,750	46,166	15,294	189,210	195,270
Rural	40,471	7,853	1,422	49,746	43,612
Public administration	32,144	8,112	852	41,108	34,601
Public lighting	30,155	5,622	13,620	49,397	42,270
Public utilities	39,549	13,335	2,450	55,334	41,560
Billed	728,850	376,135	106,386	1,211,371	1,158,723
Unbilled	470,291	-	-	470,291	427,661
Financing of Consumers' Debts	74,812	12,896	44,433	132,141	136,882
Free energy	3,764	-	-	3,764	3,674
CCEE transactions	79,086	-	-	79,086	17,961
Concessionaires and Licensees	241,716	-	-	241,716	207,204
Allowance for doubtful accounts	-	-	(105,299)	(105,299)	(85,318)
Other	8,927	-	-	8,927	7,493
Total	1,607,447	389,032	45,520	2,041,997	1,874,280

Noncurrent
Financing of Consumers' Debts	127,382	-	-	127,382	140,999
CCEE transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	588	-	-	588	-
Total	169,271	-	-	169,271	182,300

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

Consolidated
September 30, 2012
As of December 31,2011	(85,318)
Valuation allowance recognized	(134,800)
Recovery of revenue	16,401
Write-off of accounts receivable	65,889
As of September 30, 2012	(137,829)
Valluation allowance for Consumers, Concessionaires and Licensees	(105,299)
Valluation allowance for Others Credits (note 11)	(32,529)

(7) FINANCIAL INVESTMENTS

The parent company balance refers to a Private Credit Agreement that the Company acquired in 2005 related to the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP would be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

In the consolidated financial statements, the balance refers mainly to the parent company balance and financial investments of the indirect subsidiary CPFL Renováveis.

(8) RECOVERABLE TAXES

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Parent company		Consolidated
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Current
Prepayments of social contribution - CSLL	925	441	5,233	7,347
Prepayments of income tax - IRPJ	1,640	-	7,299	1,349
IRRF on interest on equity	16,528	30,891	16,982	31,345
Income tax and social contribution	11,486	1,894	30,470	20,557
Withholding tax - IRRF	5,176	7,487	68,573	105,635
ICMS	-	-	84,733	69,329
Social Integration Program - PIS	-	-	11,403	7,546
Contribution for Social Security financing- COFINS	42	42	47,092	30,136
National Social Security Institute - INSS	1	1	3,084	2,123
Other	26	26	741	2,096
Total	35,824	40,783	275,611	277,463

Noncurrent
Social contribution - CSLL	-	-	38,520	36,277
Income tax - IRPJ	-	-	2,703	1,001
ICMS	-	-	128,105	112,423
Social Integration Program - PIS	-	-	8,186	11,757
Contribution for Social Security financing- COFINS	-	-	37,347	53,843
National Social Security Institute - INSS	-	-	1,339	1,339
Other	-	-	74	74
Total	-	-	216,274	216,715

(9) DEFERRED TAXES

9.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Social contribution credit/(debit)
Tax losses carryforwards	46,270	48,352	58,754	56,436
Tax benefit of merged goodwill	-	-	165,457	169,062
Temporarily non-deductible differences	1,728	1,684	(236,656)	(212,305)
Subtotal	47,998	50,035	(12,444)	13,194

Income tax credit / (debit)
Tax losses carryforwards	136,254	143,281	149,282	165,736
Tax benefit of merged goodwill	-	-	551,162	565,106
Temporarily non-deductible differences	1,179	557	(662,933)	(599,330)
Subtotal	137,433	143,839	37,511	131,512

PIS and COFINS credit / (debit)
Temporarily non-deductible differences	-	-	29,904	(6,272)

Total	185,432	193,874	54,971	138,434

Total tax credit	185,432	193,874	1,287,411	1,176,535
Total tax debit	-	-	(1,232,440)	(1,038,101)

Deferred tax recovery recorded on noncurrent assets are based on future profitability, approved by the Board of Directors and appreciated by Fiscal Council. It’s composition is described in the Financial Statements of December 31, 2011.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

9.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the merged goodwill on acquisition of subsidiaries, as shown below, which were merged and are recorded in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to tax amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated
	September 30, 2012		December 31, 2011
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	79,367	220,463	85,709	238,079
CPFL Piratininga	18,098	62,103	19,404	66,584
RGE	35,129	145,076	37,714	155,750
CPFL Santa Cruz	2,878	9,049	3,545	11,148
CPFL Leste Paulista	1,625	4,948	2,024	6,155
CPFL Sul Paulista	2,349	7,329	2,944	9,183
CPFL Jaguari	1,410	4,285	1,745	5,289
CPFL Mococa	885	2,747	1,121	3,483
CPFL Geração	-	26,252	-	28,167
CPFL Serviços	216	553	306	847
CPFL Renováveis	23,500	68,358	14,552	40,421
Total	165,457	551,162	169,062	565,106

9.3 - Accumulated balances on temporarily non-deductible differences:

	Consolidated
	September 30, 2012			December 31, 2011
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily non-deductible differences:
Reserve for tax, civil and labor risks	20,602	58,121	-	19,246	54,009	-
Revision tariff - basic pay	15,757	43,768	17,845	2,628	7,301	2,977
Private pension fund	1,595	5,427	-	2,218	7,159	-
Allowance for doubtful accounts	11,046	30,722	-	7,656	21,306	-
Free energy provision	4,772	13,258	-	4,365	12,128	-
Research and Development and Energy Efficiency Programs	12,682	35,230	-	12,642	35,118	-
Reserves related to personnel	1,581	4,379	-	2,842	7,886	-
Depreciation rate difference	7,740	21,499	-	8,315	23,096	-
Losses on investments	804	2,235	-	804	2,235	-
Financial instruments (IFRS / CPC)	302	838	-	376	1,045	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,079)	(5,775)	-	(2,248)	(6,244)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	7,066	19,629	8,513	(9,789)	(27,191)	(11,086)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,237	73,171	-	26,162	72,964	-
Other adjustments on the transition of accounting practices (IFRS/CPC)	22,160	61,446	-	18,595	51,652	-
Business Combination CPFL Renováveis	(255,843)	(711,763)	2,516	(198,379)	(560,279)	-
Accelerated depreciation	(2,027)	(5,630)	-	(807)	(2,243)	-
Other	8,718	17,675	1,030	3,595	7,749	1,838
Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(40,235)	(111,764)	-	(30,938)	(85,938)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(77,533)	(215,397)	-	(79,590)	(221,082)	-
Total	(236,656)	(662,933)	29,904	(212,305)	(599,330)	(6,272)

The temporary difference related to Business Combination CPFL Renováveis mainly refers to the difference between the added value of intangible related to the concessions and their related tax basis.

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the third quarter and nine months periods ended September 30, 2012 and 2011:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Parent company
	Social contribution				Income tax
	2012		2011		2012		2011
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income before taxes	311,118	981,311	369,609	1,138,265	311,118	981,311	369,609	1,138,265
Adjustments to reflect effective rate:
Equity in subsidiaries	(321,684)	(1,010,172)	(402,406)	(1,279,552)	(321,684)	(1,010,172)	(402,406)	(1,279,552)
Amortization of intangible asset acquired	(7,141)	(21,423)	28,641	85,922	-	-	36,297	108,892
Interest of shareholdrs' equity	-	107,366	-	101,560	-	107,366	-	101,560
Other permanent additions, net	1,678	4,164	690	701	1,834	4,760	1,310	1,346
Calculation base	(16,030)	61,245	(3,465)	46,896	(8,732)	83,264	4,812	70,511
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax credit / (debit) result	1,443	(5,512)	312	(4,221)	2,183	(20,816)	(1,203)	(17,628)
Tax credit not recorded	(396)	(396)	-	-	(532)	(532)	-	12
Total	1,046	(5,908)	312	(4,221)	1,651	(21,348)	(1,203)	(17,615)

Current	925	(3,932)	260	(2,918)	1,252	(14,882)	(775)	(12,347)
Deferred	121	(1,976)	52	(1,303)	399	(6,466)	(427)	(5,268)

	Consolidated
	Social contribution				Income tax
	2012		2011		2012		2011
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income before taxes	505,397	1,547,559	577,268	1,755,159	505,397	1,547,559	577,268	1,755,159
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	58,584	159,753	28,778	86,059	66,049	182,147	36,735	109,937
Realization CMC	1,498	5,538	2,514	7,670	-	-	-	-
Tax incentives - PIIT	(3,883)	(6,781)	(5,864)	(8,013)	(3,883)	(6,781)	(5,864)	(8,013)
Effect of presumed profit system	(43,811)	(108,185)	(20,475)	(34,687)	(44,765)	(127,241)	(24,104)	(40,482)
Adjustment of excess and surplus revenue of reactive	6,480	23,857	-	-	6,480	23,857	-	-
Other permanent additions / (exclusions), net	(20,497)	(6,067)	6,279	11,437	(44,758)	(41,605)	(2,878)	(7,112)
Calculation base	503,769	1,615,674	588,498	1,817,623	484,520	1,577,936	581,157	1,809,488
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax credit / (debit) result	(45,339)	(145,411)	(52,965)	(163,586)	(121,130)	(394,484)	(145,289)	(452,372)
Tax credit recorded/(not recorded)	(4,837)	(8,434)	(1)	(62)	(12,612)	(20,925)	52	(116)
Total	(50,176)	(153,845)	(52,966)	(163,648)	(133,742)	(415,409)	(145,237)	(452,488)

Current	(65,463)	(184,334)	(52,181)	(147,416)	(172,636)	(495,338)	(142,841)	(408,874)
Deferred	15,287	30,489	(785)	(16,232)	38,894	79,929	(2,396)	(43,614)

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated
As of December 31, 2011	1,376,664
Additions	379,957
Effect of change in amortization rates	300,235
Change in the fair value	104,465
Disposal	(4,081)
As of September 30, 2012	2,157,240

The balance refers to the fair value of the financial asset in relation to the right established in the energy distributors’ concession agreements to receive payment on reversal of the assets to Grantor at the end of the concession.

As mentioned in Note 14, ANEEL reviewed in 2012 the amortization rates for the electricity sector assets. The new rates came into effect on January 1, 2012 and on average, increased the useful life of the electric energy distribution assets.

Management believes that this fact changed the contractual conditions of concession related to reimbursement of investments performed in the infrastructure linked to the services rendered.

Therefore, based on the new useful lives specified by the regulatory body, the Company recalculated the financial asset at January 1, 2012, which corresponds to the amount subject to indemnification at the end of the concession, which will be recovered directly from the Grantor and as a result, the amount of R$ 300,235 was recognized as an increment to the asset, set against the intangible concession asset to adequate the portion which will be recovered through services rendered (sale of energy).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Under the current tariff model, interest on the asset is recognized in profit or loss on billing the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to fair value is recognized in Other Comprehensive Income.

Write-offs in 2012 include the amount of R$ 952 relating to write-downs resulting from physical inventories carried out due to the implementation of the Electricity Sector Equity Control Manual – MCPSE (Resolution No 367 of June 2, 2009) in the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista e CPFL Mococa, recorded in the quarter as Other Financial Expenses (note 14).

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Receivables - consortia	27	27	-	-
Advances - Fundação CESP	17,977	15,518	-	-
Advances to suppliers	20,973	37,951	-	-
Pledges, funds and tied deposits	1,431	1,548	265,559	115,517
Fund tied to foreign currency loans	-	-	33,868	29,774
Orders in progress	212,033	156,524	-	-
Outside Services	11,766	10,962	-	-
Reimbursement RGR	3,701	4,590	-	1,909
Advance to energy purchase agreements	51,658	44,399	41,961	58,620
Collection agreements	59,119	57,377	-	-
Prepaid expenses	47,936	5,695	520	1,355
Receivables - Business Combination	-	-	23,950	13,950
Advances to employees	15,592	4,751	-	-
Other	41,480	70,596	66,315	58,337
Total	483,693	409,938	432,172	279,461

At September 30, the Other Credits balance is net of the allowance for doubtful accounts of R$ 32,529 related to the accounts of Outside Services, Collection agreements and Others.

(12)    INVESTMENTS

	Parent company
	September 30, 2012	December 31, 2011
Permanent equity interests - equity method
By shareholders' equity of the subsidiary	5,063,720	5,357,729
Value-added of assets, net	1,148,791	1,251,131
Goodwill	6,054	6,054
Total	6,218,565	6,614,915

12.1 - Permanent Equity Interests – equity method:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The main information on the investments in direct permanent equity interests is as follows:

		September 30, 2012				September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Investiment	Number of shares (thousand)	Total assets	Capital	Shareholders' Equity	Profit or loss for the period	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	177,909	6,690,447	177,909	741,976	390,025	741,976	897,984	390,025	447,510
CPFL Piratininga	53,031,259	2,553,114	92,183	319,245	129,215	319,245	388,980	129,215	248,272
CPFL Santa Cruz	371,772	297,270	60,169	110,888	21,543	110,888	116,634	21,544	23,675
CPFL Leste Paulista	895,733	169,838	23,975	67,134	6,215	67,134	68,587	6,215	10,142
CPFL Sul Paulista	463,482	150,266	24,866	61,949	9,852	61,949	64,465	9,852	13,266
CPFL Jaguari	212,126	122,741	16,428	41,450	6,613	41,450	43,430	6,613	10,661
CPFL Mococa	121,761	91,820	15,945	35,631	2,913	35,631	37,634	2,913	5,423
RGE	807,168	3,274,140	901,787	1,226,706	207,774	1,226,706	1,267,268	207,774	176,350
CPFL Geração	205,487,716	4,537,563	1,039,618	2,461,009	233,561	2,461,009	2,483,750	235,254	210,525
CPFL Jaguari Geração (*)	40,108	44,589	40,108	44,593	6,675	44,593	47,909	6,675	6,922
CPFL Brasil	11,998	1,640,407	11,999	83,520	70,361	(106,780)	(112,633)	71,673	110,066
CPFL Planalto (*)	630	12,176	630	3,621	8,091	3,621	8,225	8,091	10,387
CPFL Serviços	1,482,334	56,371	19,966	25,174	7,743	25,174	25,330	7,743	4,454
CPFL Atende (*)	1	21,799	13,991	14,409	1,939	14,409	14,329	1,939	1,060
Nect (*)	2,059	12,797	2,059	3,640	4,744	3,640	3,859	4,744	927
CPFL Total (*)	19,005	30,933	19,005	21,202	4,380	11,157	-	2,305	-
CPFL Jaguariuna (*)	189,620	2,501	2,926	1,913	(65)	1,913	1,977	(65)	(88)
CPFL Telecom	19,900	6	20	6	-	6	-	-	-
Subtotal - By shareholders' equity of the subsidiary						5,063,720	5,357,729	1,112,512	1,279,552

Amortization of added value on assets	-	-	-	-	-	-	-	(102,340)	-

Total						5,063,720	5,357,729	1,010,172	1,279,552

(*) Number of quotes

The amounts related to the subsidiaries CPFL Geração and CPFL Brasil were adjusted for equity purposes, due to the effects of CPFL Renováveis business combination (note 12.4).

The added value on net assets acquired in business combinations are classified, in the parent company balance sheet, under Investments. From the 3rd quarter onwards, in the parent company income statement, the amortization of added value of assets (R$ 102,340 in the period of nine months and R$ 34,113 in the third quarter) is recorded under “income from equity in subsidiaries” in better conformity with ICPC 09.

Changes on investments in subsidiaries are as follows:

Investment	Investment as of December 31, 2011	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Capital reserve	Dividend and Interest on shareholders´s equity	Investment as of September 30, 2012
CPFL Paulista	897,984	-	390,025	29,103	-	(575,136)	741,976
CPFL Piratininga	388,980	-	129,215	12,812	-	(211,761)	319,245
CPFL Santa Cruz	116,634	-	21,544	5,531	-	(32,821)	110,888
CPFL Leste Paulista	68,587	-	6,215	3,250	-	(10,919)	67,134
CPFL Sul Paulista	64,465	-	9,852	2,668	-	(15,037)	61,949
CPFL Jaguari	43,430	-	6,613	1,451	-	(10,044)	41,450
CPFL Mococa	37,634	-	2,913	1,350	-	(6,266)	35,631
RGE	1,267,268	-	207,774	12,979	-	(261,315)	1,226,706
CPFL Geração	2,483,750	-	235,254	-	(1,693)	(256,302)	2,461,009
CPFL Jaguari Geração	47,909	-	6,675	-	-	(9,991)	44,593
CPFL Brasil	(112,633)	9,000	71,673	-	(1,312)	(73,508)	(106,780)
CPFL Planalto	8,225	-	8,091	-	-	(12,696)	3,621
CPFL Serviços	25,330	-	7,743	-	-	(7,900)	25,174
CPFL Atende	14,329	-	1,939	-	-	(1,859)	14,409
Nect	3,859	-	4,744	-	-	(4,963)	3,640
CPFL Total	-	10,000	2,305	-	-	(1,142)	11,157
CPFL Jaguariuna	1,977	-	(65)	-	-	-	1,913
CPFL Telecom	-	6	-	-	-	-	6
	5,357,729	19,006	1,112,512	69,144	(3,005)	(1,491,661)	5,063,720

12.1.1 – Corporate restructuring of Bio Itapaci (CPFL Telecom)

The Board of Directors’ meeting on June 27, 2012, approved the acquisition by CPFL Energia of 100% of the shares representing the total capital of CPFL Bio Itapaci held by the subsidiary CPFL Brasil.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Also in June 2012, the corporate name of CPFL Bio Itapaci was changed to CPFL Telecom S.A., and the corporate purpose became the provision and exploration of services in the area of telecommunications and participation in the capital of other companies with similar business activities.

As this transaction was between companies under the same control, it is not within the scope of application of CPC 15/IFRS 3 and it was recorded at cost. This transaction did not generate any gain or loss.

12.2 – Added value and goodwill

Net adjustment to fair value (added value), upon Business Combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been presented in intangible assets in the consolidated financial statements (note 14).

12.3 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on Shareholders´ Equity		Total
Investment	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
CPFL Paulista	254,294	-	12,683	-	266,978	-
CPFL Piratininga	88,211	-	5,879	-	94,090	-
CPFL Santa Cruz	14,481	-	2,043	-	16,524	-
CPFL Sul Paulista	5,153	6,996	1,130	1,130	6,282	8,126
CPFL Jaguari	-	6,891	-	790	-	7,682
RGE	-	76,413	-	30,044	-	106,457
CPFL Planalto	5,101	-	-	-	5,101	-
CPFL Serviços	10,787	3,648	646	-	11,433	3,648
CPFL Atende	1,102	-	357	-	1,459	-
Nect	3,253	-	-	-	3,253	-
	382,383	93,949	22,738	31,964	405,121	125,913

After resolution of the Annual General Meeting  (AGM/EGM) of its subsidiaries, the Company recorded in the first semester, dividends and interest on equity receivable of R$ 740,789 for 2011. Additionally, the subsidiaries declared interim interest on shareholders’ equity of R$ 107,366 (R$ 91,261 net of income tax withheld at source) and R$ 643,506 as interim dividends of during the period based on the profits of the first semester of 2012. As a result of the Board of Directors’ approval in June and August 2012, respectively, these amounts were recorded as dividend and interest on shareholders´ equity receivable.

From the amounts recorded as accounts receivable, R$ 1,196,348 has been received by the Company.

12.4 – Business combinations – 2011

12.4.1 – CPFL Renováveis corporate restructuring

In April 2011, with the objective of consolidating experience in the renewable energy sector and increasing synergies, the Company signed an agreement with the shareholders of ERSA Energia Renováveis S.A (“ERSA”) to merge renewable energy assets and projects held in its subsidiaries (in the case of CPFL, assets of the subsidiaries CPFL Geração and CPFL Brasil). After a series of planned restructurings, fully detailed in Financial Statements as of December 31, 2011, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA as majority shareholders, resulting in the creation of CPFL Energias Renováveis S.A.

According the shareholders’ agreement of CPFL Renováveis, in the event the indirect subsidiary fails to go public in an initial public offering (IPO) within 2 years of the date of signing of the agreement, up to August 24, 2013, all of the non-controlling shareholders of CPFL Renováveis, individually, are entitled to sell their shares to CPFL Energia or to any third party(ies) nominated by CPFL Energia, and CPFL Energia has the obligation  to buy them, paying in cash, shares issued by CPFL Energia or a combination of cash and shares.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

12.5 – Business combinations – 2012

Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. e Atlântica V Parque Eólico S.A. (“Atlântica Complex”)

In January 2012, the indirect subsidiary CPFL Renováveis signed a share purchase agreement with Cobra Instalaciones Y Servicios S.A., with the objective of acquiring 100% of the shares in Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. and Atlântica V Parque Eólico S.A.. These companies hold authorizations to generate electric energy from wind power under the Independent Producer  System, for a period of 35 years, by installation of their respective wind power plants, with joint installed power of 120 MW (physical information not reviewed by the indenpendent auditors).

ANEEL has approved transfer of the control of the Atlântica Complex to CPFL Renováveis, as published on March 26, 2012. The amount of R$ 24,528 was paid to the sellers in March 2012.

Bons Ventos Geradora de Energia S.A.

According to an Announcement to the Market, published on June 19, 2012, the indirect subsidiary CPFL Renováveis acquired the total capital stock of BVP S.A., a subsidiary of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). The total price of the acquisition was R$ 1,095,291, involving: (i) the payment to the sellers of the amount of R$ 445,124; (ii) the assumption of net debt in the amount of R$ 439,191; and (iii) R$ 127,548 for settlement of debentures issued by Bons Ventos Geradora de Energia S.A. Furthermore, the subsidiary added, as an adjustment to the purchase price, the amount of R$ 83.428.

Bons Ventos has an authorization granted by ANEEL to exploit the Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada wind power plants, with installed capacity of 157,5 MW. These wind power plants are located in the State of Ceará and are in full commercial operation. All the energy has been contracted to Eletrobrás for twenty years, under the PROINFA Program (Programa de Incentivo às Fontes Alternativas de Energia Elétrica) (physical information not reviewed by the independent auditors).

As per the Material Fact published on June 19, 2012, ANEEL has approved transfer of the control of BVP to the CPFL Renováveis.

Usina Ester (SPE Lacenas) - concluded in October 2012.

In March 2012, the subsidiary CPFL Renováveis acquired 100% of the biomass electric energy and steam generation assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Açucareira Ester (“Usina Ester”). Around 7 MW average of co-generation energy from Usina Ester were commercialized in the 2007 alternative sources auction (LFA), for a period of 15 years and at an average selling price of R$ 177 per MWh (as at January 2012). The remaining 2.8 MW of energy will be sold on the free market (physical information and energy capacity data not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The transfer of control of SPE Lacenas to the subsidiary was conditional upon approval from ANEEL, which was obtained and the acquisition was concluded on October 18, 2012 (note 34).

The total acquisition price of the assets after the adjustments provided for in the contract R$ 111,500, comprising: (i) R$ 55,244 paid by the buyer to the sellers; and (ii) assumption of a net debt of R$ 56,256 shown in the balance sheet of the acquired company.

a)   Additional information on the acquisition of the subsidiaries Atlântica Complex and BVP (estimated).

	Atlântica Complex	Bons Ventos	Lacenas
	March 26, 2012	June 19, 2012	September 30, 2012 (*)
			(Estimated)
Cash and cash equivalents transferred as consideration by the acquirer:
Cash transferred or to be transferred to sellers	24,000	445,124	55,244
Cash tranferred directly to BVP to debt payment and sellers expenses	-	127,548	-
Price adjustment paid to sellers according to contractual obligations	528	83,428	-
Total transferred consideration (paid)	24,528	656,100	55,244
(*) Transaction completed in October 2012

b)   Assets acquired and liabilities recognized on the acquisition date

With regard to the acquisitions, all the consideration transferred (paid) was allocated to assets acquired and liabilities assumed at their fair values, including the intangible assets associated with the authorized exploration rights, and will be amortized over the remaining terms of the authorizations linked to exploration of the ventures purchased. Consequently, as the whole amount paid was allocated to identified assets and liabilities, no residual amount was allocated to goodwill for this transaction.

The initial accounting for the acquisitions of Atlântica Complex and Bons Ventos was determined provisionally at February 29, 2012 and May 31, 2012, respectively, based on a financial and economic assessment report prepared by specialists hired by the subsidiary’s Management and on analyses carried out by Management itself. However, the necessary market appraisals and other calculations had not been finalized by the date on which these interim financial statements were prepared and consequently, the allocations were only determined provisionally, based on Management’s best estimate of these values. On conclusion of the accounting for this business combination, the allocation of the amount paid between assets and liabilities may undergo changes. After the initial recognition of the acquisition of Atlântica Complex, the initial accounting was adjusted by a reclassification of R$ 24 million from the intangible asset of concession exploration rights and property, plant and equipment (and respective tax impacts).

The Management of CPFL Renováveis does not expect the amount allocated as the right to exploit these acquisitions to be deductible for tax purposes on the acquisition date, and has therefore recorded deferred income tax and social contribution in relation to the difference between the amounts allocated and the tax bases of these assets.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Atlântica Complex	Bons Ventos	Lacenas
	March 26, 2012	June 19, 2012	September 30, 2012 (*)
			(Estimated)
Current assets:
Cash and cash equivalents	186	28,092	-
Receivables	-	16,232	-
Taxes recovarable	-	5,116	-
Prepaid expenses	121	848	-
Other Current Assets	37	1,023	-

Noncurrent assets:
Pledges, funds and tied deposits	-	38,752	-
Deferred taxes	-	57,121	-
Other credits		10,000	-
Fixed Assets	23,007	571,495	100,591

Liabilities:
Suppliers	54	14,430	-
Loans and debentures	-	39,324	7,418
Tax and labour liabilities	5	4,571	-
Consumers prepayment	-	17,553	880
Other liabilities	-	603	-

Noncurrent liabilities:
Loans and debentures	-	455,239	48,838
Suppliers	-	5,818	-
Deferred taxes	-	7,675	-
Reserve for disposal of assets and environmental liabilities	-	14,144	-
Acquired net assets	23,292	169,322	43,455
(*) Transaction completed in October 2012

c)   Determination of intangible assets (exploration rights)

	Atlântica Complex	Bons Ventos	Lacenas
	March 26, 2012	June 19, 2012	September 30, 2012 (*)
			(Estimated)
Consideration transferred / to be transferred (paid)	24,528	656,100	55,244
Less: Fair value of identifiable acquired net assets	(23,292)	(169,322)	(43,455)
Amount allocated as a right of exploitation	1,236	486,778	11,789
Tax effects	637	250,765	6,073
Amount allocated to right of exploitation after tax effects	1,873	737,543	17,862
(*) Transaction completed in October 2012

The exploration rights will be amortized over the remaining term of the authorizations to exploit the ventures, over an estimated average term of 23 years for the Atlântica Complex, 21 years for Bons Ventos and 20 years for Lacenas (Usina Ester).

d)   Net cash outflow on acquisition of the subsidiaries

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Atlântica Complex	Bons Ventos	Lacenas
	March 26, 2012	June 19, 2012	September 30, 2012 (*)
			(Estimated)
Cash consideration	24,528	656,100	55,244
Less: acquired cash and cash equivalents	(186)	(28,092)	-
Net cash of acquisition	24,342	628,008	55,244
(*) Transaction completed in October 2012

e)   Impact of the acquisitions in 2012 on the profit and loss

The acquisition of Atlântica Complex was completed on March 26, 2012, with the opening balance sheet as at February 29, 2012. The interim financial statements on September 30, 2012 therefore include seven months of this indirect subsidiary’s operations.

The acquisition of Bons Ventos was completed on June 19, 2012, with the opening balance sheet as at May 31, 2012. As such, the consolidated interim financial statements for the nine month period ended in September 30, 2012 included four month’s operation of this indirect subsidiary.

The acquisition of SPE Lacenas was not concluded as at September 30, 2012. As such, the operations of SPE Lacenas had no impact to be recorded in the consolidated interim financial statements for the nine month period ended in September 30, 2012.

The net operating revenue and profit for the period, from the acquisition date, were fully consolidated in CPFL Renováveis and correspond to R$ 56,605 and R$ 16,486, respectively.

The net operating revenue and net income of CPFL Renováveis and CPFL Energia, if the acquisition had occurred on January 1, 2012, would be impacted in R$ 57,463 and R$ (25,901). In relation to Atlântica Complex, there would not have been any impact, since it is under construction.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Property, plant and equipment	ANEEL reimbursement	Property, plant and equipment net
As of December 31, 2011	246,853	1,577,892	2,316,149	3,066,271	3,509	15,785	1,065,615	8,292,075	-	8,292,076
Cost	250,757	1,926,694	2,757,021	4,006,964	8,799	21,657	1,065,615	10,037,507	-	10,037,507
Accumulated depreciation	(3,903)	(348,802)	(440,873)	(940,692)	(5,290)	(5,873)	-	(1,745,431)	-	(1,745,431)
								-	-	-
Additions	-	1,521	1,101	7,807	79	203	914,132	924,843	(6,452)	918,391
Disposals	(19)	(2,104)	(10,989)	(6,291)	(548)	(291)	1,973	(18,269)	-	(18,269)
Reversion of provision to environmental costs	-	(66,773)	-	-	188	-	(188)	(66,773)	-	(66,773)
Transfers	(26,962)	673,914	(769,948)	1,469,684	2,685	9,413	(1,358,785)	-	-	-
Transfers - other assets	-	-	-	-	-	-	(6,876)	(6,876)	-	(6,876)
Reclassification of cost	-	217,453	(333,674)	115,337	14	870	-	-	-	-
Depreciation	(11,608)	(73,520)	(46,411)	(153,511)	(938)	(1,397)	-	(287,384)	165	(287,219)
Disposal of depreciation	-	(14,025)	49,829	(21,914)	388	(487)	-	13,791	-	13,791
Reclassification of depreciation	-	(71,624)	92,615	(20,620)	(13)	(358)	-	-	-	-
Business Combination	60	-	158,036	419,535	-	108	16,763	594,502	-	594,502
As of September 30, 2012	208,325	2,242,734	1,456,707	4,876,299	5,364	23,847	632,634	9,445,909	(6,286)	9,439,624
Cost	223,835	2,750,705	1,822,778	6,090,647	11,217	32,009	632,634	11,563,825	(6,452)	11,557,375
Accumulated depreciation	(15,510)	(507,971)	(366,071)	(1,214,349)	(5,853)	(8,162)	-	(2,117,916)	165	(2,117,750)

Average depreciation rate	3.86%	2.83%	2.99%	4.15%	16.16%	6.50%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

On February 4, 2012, with Resolution no 474,  ANEEL established new annual depreciation rates for the operational assets granted in the electricity sector. The new rates substitute those of the Electricity Sector Equity Control Manual – MCPSE, approved by Resolution no 367 of June 2, 2009, and came into effect on January 1, 2012. This resulted in a reduction in the useful life of the generation assets, and in conformity with CPC 23, the Company changed the depreciation of property, plant and equipment prospectively as from that date, resulting in an incremental in depreciation expense in the period of R$ 6,884.

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see note 29.

As a result of reconciliation of the assets base for implementation of the Equity Control Manual, determined by ANEEL Resolution nº 367/2009, certain assets were reclassified, as shown under transfers and reclassification of depreciation.

As a consequence of its practice of reviewing and updating provisions, the indirect subsidiary CPFL Renováveis revised its estimates of expenditure on social and environmental costs and, as a result, made a reversal in the period of R$ 66,773, against property, plant and equipment, where the provision had originally been made.

(14)  INTANGIBLE ASSETS

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	TOTAL
Intangible asset at December 31, 2011	6,115	4,120,388	3,584,408	730,807	382,570	103,150	8,927,439
Cost	6,152	6,016,243	8,975,287	730,807	407,286	174,390	16,310,165
Amortization Accumulated	(37)	(1,895,854)	(5,390,879)	-	(24,716)	(71,239)	(7,382,725)

Additions	-	749,973	-	1,052,856	-	14,801	1,817,630
Amortization	-	(210,089)	(287,596)	-	(29,086)	(15,459)	(542,230)
Transfer - intangible assets	-	-	713,997	(713,997)	-	-	-
Transfer - financial asset	-	-	(300,235)	(379,957)	-	-	(680,193)
Transfer - other assets	-	-	7,025	-	-	733	7,757
Disposals	-	-	(16,537)	-	-	-	(16,537)
Intangible asset at September 30, 2012	6,115	4,660,272	3,701,062	689,708	353,484	103,226	9,513,867
Cost	6,152	6,765,975	9,355,989	689,708	383,671	190,883	17,392,378
Amortization Accumulated	(37)	(2,105,702)	(5,654,927)	-	(30,187)	(87,657)	(7,878,510)

At September 30, 2012, from the total intangible assets acquired through business combinations, R$ 749,973 relate to CPFL Renováveis, due to acquisition of indirect subsidiary Atlântica Complex and Bons Ventos (note 12).

As mentioned in Note 10, as a result of ANEEL’s review of the useful life of electric energy distribution assets, the distributors’ intangible concession asset amortization changed effective date from January 1, 2012. Additionally to the effects described in note 10, related to transfer from intangible assets to financial asset, on average, the useful life of these assets increased. Consequently, and in conformity with CPC 23, the Company changed the amortization of the intangible asset prospectively as from that date, resulting in a decrease of R$ 42,287 in amortization expense in the period.

As a result of the implementation of the Electricity Sector Equity Control Manual – MCPSE, (Resolution no 367 of June 2, 2009), subsidiaries  CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa carried out physical inventories which resulted in write-downs in the quarter of assets of R$ 16,537, recorded as Other Operating Expenses. The write-offs relating to the portion of the respective financial assets are described in note 10.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

In the consolidated financial statements, the amounts of amortization are recorded in the income statement, under the following headings: (i) “Depreciation and amortization” (R$ 348,678) for amortization of the intangible assets relating to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “Intangible of concession amortization” (R$ 210,089) for the amortization of the intangible asset Acquired through Business Combination (note 28).

In conformity with CPC 20, the interest on the loans taken out by the subsidiaries is capitalized to qualifying intangible assets. For further details of construction assets and fund raising costs, see note 29.

14.1 Intangible asset acquired in business combinations

The following table shows the breakdown of the intangible asset of the right to exploit the concession acquired in business combinations:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	September 30, 2012			December 31, 2011	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2012	2011
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(133,947)	170,914	184,743	6.05%	6.33%
CPFL Piratininga	39,065	(16,434)	22,631	24,264	5.58%	5.99%
RGE	3,150	(968)	2,182	2,345	6.90%	6.81%
CPFL Geração	54,555	(23,045)	31,510	33,659	5.28%	5.63%
CPFL Santa Cruz	9	(4)	5	6	16.25%	21.17%
CPFL Leste Paulista	3,333	(1,525)	1,808	2,212	16.16%	20.30%
CPFL Sul Paulista	7,288	(3,294)	3,994	4,973	17.90%	18.98%
CPFL Jaguari	5,213	(2,456)	2,757	3,320	14.40%	22.68%
CPFL Mococa	9,110	(4,328)	4,781	6,031	18.29%	19.87%
CPFL Jaguari Geração	7,896	(1,571)	6,325	6,777	7.64%	8.17%
	434,480	(187,573)	246,907	268,331

Subsidiaries
ENERCAN	10,233	(3,504)	6,729	7,210	6.27%	6.90%
Barra Grande	3,081	(1,323)	1,758	1,884	5.49%	5.98%
Chapecoense	7,376	(646)	6,730	7,075	6.06%	4.08%
EPASA	499	(37)	462	479	4.76%	3.85%
CPFL Renováveis	3,068,312	(97,369)	2,970,943	2,299,807	3.10%	3.82%
Others	14,478	(12,493)	1,985	2,527	4.99%	4.99%
	3,103,978	(115,372)	2,988,606	2,318,983

Subtotal	3,538,458	(302,944)	3,235,514	2,587,314

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(772,953)	347,313	361,908	1.74%	1.68%
CPFL Geração	426,450	(250,889)	175,561	188,367	4.00%	4.25%
Subtotal	1,546,716	(1,023,842)	522,874	550,274

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(521,471)	552,555	596,709	5.48%	5.75%
CPFL Piratininga	115,762	(48,700)	67,062	71,903	5.58%	5.99%
RGE	310,128	(102,726)	207,402	222,894	6.69%	6.58%
CPFL Santa Cruz	61,685	(41,637)	20,048	24,698	10.05%	13.10%
CPFL Leste Paulista	27,034	(15,566)	11,468	14,289	13.91%	15.59%
CPFL Sul Paulista	38,168	(21,768)	16,401	20,557	14.52%	15.16%
CPFL Mococa	15,124	(8,938)	6,186	7,838	14.56%	15.34%
CPFL Jaguari	23,600	(13,625)	9,975	12,354	13.44%	16.72%
CPFL Jaguari Geração	15,275	(4,487)	10,787	11,559	6.73%	7.20%
Others	-	-	-	-
Subtotal	1,680,801	(778,917)	901,884	982,800

Total	6,765,975	(2,105,702)	4,660,272	4,120,388

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(15)  SUPPLIERS

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	September 30, 2012	December 31, 2011
Current
System Service Charges	21,885	33,794
Energy purchased	879,287	730,790
Electricity Network Usage Charges	177,408	150,013
Materials and Services	242,299	247,085
Free Energy	83,654	78,432
Other	30	30
Total	1,404,564	1,240,143

Non current
Materials and Services	5,818	-
Total	5,818	-

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	September 30, 2012				December 31, 2011
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	18	3,690	2,035	5,743	34	3,690	4,802	8,526
BNDES/BNB - Investment	23,734	624,127	4,666,765	5,314,626	25,262	551,737	4,213,425	4,790,423
BNDES - Property income	64	2,571	7,598	10,233	49	2,039	5,042	7,130
BNDES - Working capital	233	64,710	0	64,943	687	111,129	36,928	148,743
Financial Institutions	163,982	719,779	1,426,531	2,310,293	119,574	211,558	1,365,605	1,696,738
Other	782	11,480	24,833	37,094	782	13,154	28,327	42,263
Subtotal	188,813	1,426,356	6,127,762	7,742,932	146,388	893,307	5,654,129	6,693,824

Foreign currency
Financial Institutions	1,018	2,157	45,231	48,406	444	3,107	42,769	46,320

Total at Cost	189,832	1,428,513	6,172,993	7,791,338	146,832	896,414	5,696,898	6,740,144

Measured at fair value
Foreign currency
Financial Institutions	11,430	-	2,312,419	2,323,849	18,697	-	1,685,557	1,704,254

Total at fair value	11,430	-	2,312,419	2,323,849	18,697	-	1,685,557	1,704,254

Total	201,262	1,428,513	8,485,413	10,115,187	165,530	896,414	7,382,455	8,444,398

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	September 30, 2012	December 31, 2011	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Renováveis	5,743	8,526	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from september 2007 to july 2008	CPFL Energia guarantee and Promissory Note
BNDES/BNB/FINEP/NIB - Investment
CPFL Paulista - FINEM III	33,599	53,807	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Paulista - FINEM IV	144,191	192,429	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	178,984	199,692	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	71,962	64,873	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	61,254	67,613	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	19,960	31,963	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Piratininga - FINEM III	60,099	80,207	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	96,371	109,734	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	35,261	35,611	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	29,046	32,062	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	5,601	22,429	TJLP + 5.0%	60 monthly installments from january 2008	Receivables / CPFL Energia guarantee
RGE - FINEM IV	91,785	122,492	TJLP + 3.28 to 3.4%	60 monthly installments from january 2010	Receivables / CPFL Energia guarantee
RGE - FINEM V	108,322	109,962	TJLP + 2.12 to 3.3%	72 monthly installments from february 2012	Receivables / CPFL Energia guarantee
RGE - FINEM V	23,382	23,308	Fixed rate 5.5%	96 monthly installments from february 2013	Receivables / CPFL Energia guarantee
RGE - FINAME	14,994	16,089	Fixed rate 4.5% to 10%	96 monthly installments from january 2012	CPFL Energia guarantee, Tied to the asset acquired
CPFL Santa Cruz	6,144	8,007	TJLP + 2% to 2.9%	59 monthly installments from july 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	4,440	5,497	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	4,808	5,952	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	2,911	3,732	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Jaguari	2,138	-	TJLP + 3.10%	96 monthly installments from june 2014	CPFL Energia guarantee
CPFL Jaguari	531	-	UMBNDES + 2.1%	96 monthly installments from june 2014	CPFL Energia guarantee
CPFL Mococa	3,343	4,258	TJLP + 2.90%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Mococa	2,751	-	TJLP + 3.10%	96 monthly installments from june 2014	CPFL Energia guarantee
CPFL Mococa	682	-	UMBNDES + 2.1%	96 monthly installments from june 2014	CPFL Energia guarantee
CPFL Serviços - FINAME A	1,593	-	Fixed rate 5.5% to 10%	117 monthly installments from november 2012	CPFL Energia guarantee and equipment fiduciary alienation
CPFL Serviços - FINAME B	86	-	TJLP + 4.20%	90 monthly installments from november 2012	CPFL Energia guarantee and equipment fiduciary alienation
BAESA	92,695	104,649	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	22,740	23,356	UMBNDES + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	215,407	240,780	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	15,338	15,685	UMBNDES + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	470,753	508,179	TJLP + 3.69% to 5%	168 monthly installments from december 2005	No guarantee
CERAN	55,346	55,288	UMBNDES + 5% (1)	168 monthly installments from february 2006	No guarantee
Foz do Chapecó	998,745	1,044,312	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Renováveis - FINEM I	392,501	416,677	TJLP + 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
CPFL Renovaveis - FINEM II	36,238	38,818	TJLP + 1.90%	144 monthly installments from june 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM III	755,699	426,119	TJLP + 1,72% to 1.9%	156 to 192 monthly installments from January 2012 to may 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINEM IV	-	5,374	TJLP + 3.5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables
CPFL Renováveis - FINEM V	127,331	136,002	TJLP + 2.8% to 3.4%	143 monthly installments from december 2011	PCH Holding 2 and CPFL Renewable debtor solidarity.
CPFL Renováveis - FINEM VI	51,408	-	TJLP + 2.05%	176 to 194 monthly installments from October 2013 and April 2015	CPFL Renováveis pledge of shares, pledge of receivables
CPFL Renováveis - FINEM VII	223,927	-	TJLP + 1.92%	156 monthly installments from october 2010 to september 2023	Pledge of shares. Fiduciary alienation. Equipment fiduciary alienation
CPFL Renováveis - FINAME I	201,630	179,188	Fixed rate 5.5%	102 to 108 monthly installments from january 2012 to august 2020	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
CPFL Renováveis - FINAME II	33,804	37,356	Fixed rate 4.5%	102 installments from june 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
CPFL Renováveis - BNB	146,556	152,136	Fixed rate 9.5% to 10% p.a.	168 monthly installments from may 2009	Fiduciary alienation
CPFL Renováveis - BNB	183,455	-	Fixed rate 10% p.a.	222 monthly installments from may 2010	CPFL Energia guarantee
CPFL Renováveis - NIB	74,370	-	IGPM + 8.63% p.a.	1 installments from july 2012	No guarantee
Epasa - FINEM	98,949	102,782	TJLP + 1.82%	152 monthly installments from January 2012	CPFL Energia guarantee
Epasa - BNB	109,202	109,137	Fixed rate 10%	132 monthly installments from january 2013	CPFL Energia guarantee, receivables, pledge of concession rights and liquidity fund in a reserve account
CPFL Brasil - FINEP	4,291	4,868	5% Fixed rate	81 monthly installments from august 2011	Receivables

BNDES - Other
CPFL Brasil - Purchase of assets	4,938	3,624	TJLP + 1.72% to 2.84%	88 monthly installments from january 2010	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Brasil - Purchase of assets	5,295	3,508	Fixed rate 4.5% to 8.70%	125 monthly installments from march 2012	Fiduciary alienation of assets and CPFL Energia guarantee
CPFL Piratininga - Working capital	9,155	29,784	TJLP + 5.0% (2)	24 monthly installments from february 2011	No guarantee
CPFL Piratininga - Working capital	27,682	48,492	TJLP + 5.0% (2)	24 monthly installments from october 2011	Promissory Note
CPFL Geração - FINEM - Working capital	21,017	42,077	TJLP + 4.95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	7,090	28,389	TJLP + 4.95% (2)	23 monthly installments from february 2011	CPFL Energia guarantee

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	19,853	26,589	IGP-M + 7.42%	240 monthly installments from may 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	107,093	105,435	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	179,055	224,124	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	171,670	160,528	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	16,468	20,613	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	22,158	20,671	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	169,824	266,046	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	61,397	59,438	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (*)	9,879	18,551	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,729	7,113	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	10,157	19,073	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,323	18,576	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
Banco IBM S/A (***)	8,860	-	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	6,112	11,479	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	10,730	9,948	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,080	2,029	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working Capital (**)	6,763	6,298	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
Banco IBM S/A (***)	19,153	-	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	5,125	9,623	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,392	3,114	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
Banco IBM S/A	6,215	-	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	639,013	628,632	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
Foz do Chapecó
Banco Alfa	-	3,911	111.45% of CDI	1 installment in january 2012	No guarantee
CPFL Renovaveis
Banco Safra	76,256	74,947	CDI+ 0.4%	annual installment 2014	No guarantee
HSBC	406,456	-	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil - Working capital	325,535	-	108.5% of DI	1 installment in November 2012	No guarantee

Other
Eletrobrás
CPFL Paulista	8,726	9,046	RGR + 6.0% to 6.5%	monthly installments from august 2006	Receivables and promissory notes
CPFL Piratininga	593	707	RGR + 6%	monthly installments from august 2006	Receivables and promissory notes
RGE	14,690	16,264	RGR + 6%	monthly installments from august 2006	Receivables and promissory notes
CPFL Santa Cruz	2,950	3,381	RGR + 6%	monthly installments from july 2010	Receivables and promissory notes
CPFL Leste Paulista	881	986	RGR + 6%	monthly installments from february 2008	Receivables and promissory notes
CPFL Sul Paulista	1,432	1,629	RGR + 6%	monthly installments from august 2007	Receivables and promissory notes
CPFL Jaguari	81	93	RGR + 6%	monthly installments from june 2007	Receivables and promissory notes
CPFL Mococa	347	383	RGR + 6%	monthly installments from january 2008	Receivables and promissory notes
Other	7,395	9,774
Subtotal Brazilian Currency - Cost	7,742,932	6,693,824

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Foreign Currency

Financial institutions
CPFL Paulista (4)
Debt Conversion Bond	-	1,119	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	4,475	5,064	US$ + 8% FIXED	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	17,839	16,403	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Revenue/Government SP guaranteed
PAR-Bond	26,092	23,734	US$ + 6% FIXED	1 installment in April 2024	Revenue/Government SP guaranteed
Subtotal Foreign Currency - Cost	48,406	46,320

Total Measured at cost	7,791,338	6,740,144

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
BNP Paribas	214,335	195,602	US$ + 2.78% (3)	1 installment in june 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	104,452	95,259	US$ + 2.74% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	103,846	94,364	US$ + 2.55% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Morgan Stanley	103,810	95,086	US$ + Libor 6 months + 1.75% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
Bank of America	310,637	282,012	US$ + 2,33% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
Bank of America	218,366	196,645	US$ + 3,69% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
Societe Generale	46,860	42,106	US$ + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	103,876	95,165	US$ + Libor 6 months + 1.77% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
HSBC	49,493	44,782	US$ + 2,37%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Bank of Nova Scotia	50,636	-	US$ + 3,3125% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	62,463	56,862	USD + 2.62% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	207,551	188,538	USD + 2.52% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Societe Generale	61,486	55,249	USD + 3.55% (3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	16,596	15,190	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Sumitomo	103,671	94,845	US$ + Libor 6 months + 1.75%(3)(***)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Bank of Nova Scotia	66,137	-	US$ + 3.3125% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	129,610	118,524	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
RGE
Citibank	144,794	-	US$ + Libor 6 months + 1.45% (5)	1 installment in april 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	97,745	-	US$ + 2.64% (3)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	19,946	-	US$ + 2.38% (3)	1 installment in july 2015	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Citibank - Law 4131	9,739	8,972	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Bank of Nova Scotia	25,250	-	US$ + 2.695% (3)	1 installment in july 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank - Law 4131	9,748	8,972	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
J.P. Morgan	10,479	-	US$ + 2.38% (3)	1 installment in july 2015	CPFL Energia guarantee and promissory notes
Bank of Nova Scotia	10,613	-	US$ + 2.695% (3)	1 installment in july 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank - Lei 4131	8,943	8,233	US$ + Libor 6 months + 1.57%(3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Bank of Nova Scotia	13,133	-	US$ + 2.695% (3)	1 installment in july 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank - Law 4131	8,523	7,849	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Bank of Nova Scotia	11,110	-	US$ + 2.695% (3)	1 installment in july 2015	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,323,849	1,704,254

Total - Consolidated	10,115,187	8,444,398

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 143.9% of CDI	(3) 95.50% up 106.85% of CDI
(2) 106% up 106.5% of CDI	(5) 108 % of CDI
(4)As certain assets are dollar indexed, a partial swap of R$ 23,343 was contracted, converting the currency variation to 102.5% of the CDI.

(*) Efective rate:
CPFL Paulista and CPFL Piratininga - 98.5% CDI + 2.88%
RGE - 98.5% of CDI + 2.5%p.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 98.5% CDI + 2.28%

(**) Efective rate:
CPFL Paulista - 99.0% of CDI + 0.5% and CPFL Piratininga - 99.0% of CDI + 2.4%
RGE - 99.0% of CDI + 2.38% p.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 2.88%

(***) Efective rate:
CPFL Piratininga - 98.65% of CDI + 0.10%
CPFL Leste Paulista - 100% of CDI

In conformity with CPCs 38 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classifying the financial liabilities as fair value through profit and loss is to offset the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. At September 30, 2012, the total balance of the debt measured at fair value was R$ 2,323,849 (R$ 1,704,254 at December 31, 2011), and the corresponding amounts at the amortized cost are as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	September 30, 2012
	Value at cost			Measured at fair value recorded
Foreign currency	Interest - current and noncurrent
Measured at fair value		Noncurrent	Total
CPFL Paulista
BNP Paribas	1,493	207,918	209,411	214,335
J.P.Morgan	634	101,555	102,189	104,452
J.P.Morgan	424	101,555	101,979	103,846
Morgan Stanley	75	101,555	101,630	103,810
Bank of America	1,558	304,665	306,223	310,637
Bank of America	1,645	203,110	204,755	218,366
Societe Generale	260	43,923	44,182	46,860
Citibank	62	101,555	101,617	103,876
HSBC	29	48,746	48,775	49,493
Bank of Nova Scotia	360	48,906	49,266	50,636
	6,539	1,263,488	1,270,027	1,306,312
CPFL Piratininga
BNP Paribas	275	60,933	61,208	62,463
J.P.Morgan	839	203,110	203,949	207,551
Societe Generale	341	57,632	57,973	61,486
Citibank	36	16,249	16,285	16,596
Sumitomo	215	101,241	101,456	103,671
Bank of Nova Scotia	470	63,878	64,348	66,137
	2,176	503,043	505,219	517,904
RGE
Citibank	1,412	142,177	143,589	144,794
J.P.Morgan	552	95,264	95,816	97,745
	1,964	237,441	239,405	242,539
CPFL Geração
Citibank	280	126,943	127,223	129,610
CPFL Santa Cruz
J.P. Morgan	110	19,553	19,663	19,946
CPFL Leste Paulista
Citibank	8	9,679	9,686	9,739
Bank of Nova Scotia	113	24,848	24,962	25,250
	121	34,527	34,648	34,989
CPFL Sul Paulista
Citibank	-	9,679	9,679	9,748
JPMorgan	58	10,265	10,323	10,479
Bank of Nova Scotia	48	10,436	10,484	10,613
	105	30,380	30,486	30,840
CPFL Jaguari
Citibank	19	8,856	8,874	8,943
Bank of Nova Scotia	59	12,921	12,980	13,133
	78	21,777	21,854	22,076
CPFL Mococa
Citibank	7	8,469	8,476	8,523
Bank of Nova Scotia	50	10,933	10,983	11,110
	57	19,402	19,459	19,633
Total	11,430	2,256,554	2,267,984	2,323,849

The changes in the fair values of these debts are recognized in the financial income (expense) of its subsidiaries. The losses of R$ 55,865 (R$ 7,359 at December 31, 2011) obtained by marking the debts to fair value together with the effects of R$ 42,401 (loss of R$ 1,241 at December 31, 2011) of marking to market the derivative financial instruments contracted to protect against exchange rate variations (Note 32), resulting in a total loss of R$ 13,464 (R$ 8,600 at December 31, 2011).

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Main fund-raising in the year:

Brazilian currency

BNDES/BNB – Investment:

FINAME I (CPFL Renováveis) – In 2010, the subsidiary CPFL Brasil obtained approval for financing from the BNDES of R$ 398,547, which would be used for the indirect subsidiaries CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. As a result of the corporate restructuring in 2011, described in note 12, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011. The amount of R$ 48,366 was released in 2012 and the amount of R$ 45,638 is scheduled for release by December 2012.

FINEM III (CPFL Renováveis) – In 2010, the subsidiary CPFL Geração obtained approval for financing from the BNDES of R$ 574,098, which would be used for the indirect subsidiaries Santa Clara I to VI and Eurus VI. As a result of the corporate restructuring in 2011, described in note 12, these debts have been recorded in the subsidiary CPFL Renováveis since August 1, 2011. The amount of R$ 289,507 was released in 2012 and the amount of R$ 1,240 is scheduled for release by April 2013.

FINEM VI - CPFL Renováveis (Salto Goes) - In 2012, the BNDES approved financing of up to  R$ 85.244 to be used in the construction of a SHP. The amount of R$ 50,653 was released in 2012 and the balance of R$ 34,591 is scheduled for release by April 2013. The financing is to be amortized as from October 2013, with a term of 19 months.

FINEM VII, BNB Banco do Nordeste do Brasil and NIB Nordic Investment Bank - CPFL Renováveis (Bons Ventos) – The indirect subsidiary, Bons Ventos, acquired within the context of the business combination described in note 12, had these transactions with BNDES, BNB and NIB, which were consolidated in the Company’s financial statements as from June 2012.

Financial institutions:

Banco IBM S/A (CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) – In 2012, the subsidiaries obtained approval for financing from Banco IBM of R$ 33,889. The purpose of this financing is to reinforce working capital and the entire approved amount was released in 2012.

HSBC - CPFL Renováveis – In June 2012, a financing operation was carried out between the indirect subsidiary Turbina 15 and Banco HSBC, for the purposes of investment to acquire BVP, through the subsidiary issuing redeemable preferred shares. In this transaction, Banco HSBC paid in R$ 400,000 (R$ 395,805 net of costs). The preferred shares issued by Turbina 15 have annual redemption from June 2013 to June 2020 and pay calculated dividends half-yearly, based on CDI + 0.5% p.a.

Banco do Brasil - Working Capital and Promissory Notes (CPFL Renováveis) - In 2012, the indirect subsidiaries Atlântica I, Atlântica II, Atlântica IV, Atlântica V, Alvorada and Coopcana signed financing agreements with Banco do Brasil, the funds are to be used in the construction of four wind farms and two biomass power plants, as follows: (i) working capital, of R$ 79,490, which was released on signing of the agreement and settled in July 2012, and (ii) promissory notes, totaling R$ 320,000 which were released on signing of the agreement, with settlement scheduled for November  2012.

Foreign currency

Financial institutions

Banco Citibank (RGE) – In April 2012, the subsidiary contracted foreign currency loans of R$ 128,590, to reinforce working capital. The interest will be paid half-yearly.

Banco Scotiabank (CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa) – The subsidiaries obtained approval for foreign currency financing of R$ 172,500, to reinforce working capital, and the full amount was released in 2012. The interest will be paid half-yearly.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Banco J.P. Morgan (RGE, CPFL Sul Paulista and CPFL Santa Cruz) – The subsidiaries obtained approval for financing of R$ 124,910, the purpose of which was to reinforce working capital, and the full amount was released in 2012. The interest will be paid half-yearly.

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From October 1, 2013	191,956
2014	1,943,471
2015	1,394,100
2016	1,473,534
2017	658,526
After 2017	2,767,962
Subtotal	8,429,548
Mark-to-market	55,865
Total	8,485,413

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the Company and/or their subsidiaries to maintain certain financial ratios within pre-established parameters. The loans contracted in 2012 have restrictive covenants that are related to the following financial ratios:

Citibank

The foreign currency financing received by the subsidiary RGE in 2012 from Citibank includes clauses that require the Company to maintain certain financial ratios within pre-established parameters:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

JP Morgan

The foreign currency financing received by the subsidiaries RGE, CPFL Sul Paulista and CPFL Santa Cruz in 2012 includes clauses that require the Company to maintain certain financial ratios within pre-established parameters:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

Scotiabank

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The foreign currency financing received by the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa in 2012 includes clauses that require the Company to maintain certain financial ratios within pre-established parameters:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

FINEM VII, BNB and NIB (Bons Ventos) and FINEM VI (Salto Goes) - CPFL Renováveis

•         Debt coverage ratio of 1.2 during the amortization period;

•         Own capitalization ratio of 25% or more during the amortization period.

Banco do Brasil – working capital

In 2012, amendments were made to working capital financing agreements signed with Banco do Brasil by the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Sul Paulista and CPFL Leste Paulista, with the respective restrictive covenants to be calculated on the basis of the Company’s financial ratios. The new covenants are:

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

Details of the restrictive covenants for the remaining loans and financing are presented in the financial statements as of December 31, 2011.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are adequately complied with as of September 30, 2012.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

(17)  DEBENTURES, INTEREST ON DEBENTURES

		Consolidated
		September 30, 2012				December 31, 2011
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Single series	1,623	150,000	150,000	301,623	16,403	150,000	300,000	466,403

CPFL Paulista
3rd Issue	Single series	11,289	213,333	213,333	437,956	3,846	213,333	213,333	430,513
5th Issue	Single series	14,375	-	482,635	497,010	4,704	-	482,363	487,067
6th Issue	Single series	13,529	-	657,717	671,246	-	-	-	-
		39,194	213,333	1,353,685	1,606,212	8,551	213,333	695,696	917,580
CPFL Piratininga
3rd Issue	Single series	11,163	-	259,325	270,488	7,310	-	259,129	266,439
5th Issue	Single series	4,752	-	159,504	164,256	1,555	-	159,405	160,960
6th Issue	Single series	2,255	-	109,454	111,709	-	-	-	-
		18,170	-	528,284	546,453	8,865	-	418,534	427,399
RGE
3rd Issue	1st Series	1,823	33,333	33,333	68,490	609	33,333	33,333	67,275
	2nd Series	1,899	46,667	46,667	95,233	7,950	46,667	46,667	101,284
	3rd Series	346	13,333	13,333	27,012	1,848	13,333	13,333	28,514
	4th Series	1,439	16,667	16,667	34,772	1,226	16,667	16,667	34,560
	5th Series	1,439	16,667	16,667	34,772	1,226	16,667	16,667	34,560
5th Issue	Single series	2,079	-	68,034	70,113	680	-	69,699	70,379
6th Issue	Single series	10,249	-	499,957	510,206	-	-	-	-
		19,274	126,667	694,658	840,599	13,539	126,667	196,366	336,572
CPFL Santa Cruz
1st Issue	Single series	1,828	-	64,730	66,558	454	-	64,694	65,148

CPFL Brasil
2nd Issue	Single series	39,648	-	1,316,089	1,355,737	12,940	-	1,315,580	1,328,520

CPFL Geração
3rd Issuance	Single series	11,334	-	263,336	274,670	7,423	-	263,137	270,560
4th Issuance	Single series	20,425	-	677,812	698,237	6,666	-	677,527	684,193
		31,759	-	941,148	972,907	14,089	-	940,664	954,753
EPASA
3rd Issuance	Single series	387	16,947	49,879	67,213	3,670	5,480	62,364	71,514

BAESA
1st Issue	1st Series	183	3,139	9,417	12,739	299	3,150	11,812	15,261
	2nd Series	150	2,595	7,786	10,531	245	2,584	9,691	12,520
		333	5,734	17,203	23,270	544	5,734	21,503	27,781
Enercan
1st Issue	1st Series	160	3,616	44,297	48,073	281	3,616	47,009	50,906

CPFL Renováveis
1st Issuance - SIIF	1st to 12th Series	2,197	32,738	491,513	526,448	4,214	26,355	486,241	516,810
1st Issuance - PCH Holding 2	Single series	-	-	169,315	169,315	-	-	-	-
1st Issuance - Renovaveis	Single series	14,942	-	426,803	441,745	-	-	-	-
		17,139	32,738	1,087,631	1,137,508	4,214	26,355	486,241	516,810

Total		169,514	549,035	6,247,604	6,966,153	83,552	531,185	4,548,651	5,163,388

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
5th Issue	Single series	4,840	CDI +1.3%	CDI + 1.4%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	660	CDI + 0.8%	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	107% CDI + 0.67%	1 single installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	1,600	CDI + 1.3%	CDI + 1.41%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8%	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee

RGE
3rd Issue	1st Series	1	CDI + 0.6% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	1	CDI + 0.6% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	1	CDI + 0.6% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	1	CDI + 0.6% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee

5th Issue	Single series	700	CDI + 1.3%	CDI + 1.43%	1 single installment in June 2016	CPFL Energia guarantee
6th Issue	Single series	500	CDI + 0.8%	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	13,200	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issuance	Single series	264	107% of CDI	107% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee
4th Issuance	Single series	6,800	CDI + 1.4% p.a.	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
3rd Issuance	Single series	130	113.5% of CDI	113.5% + 0.189%	48 monthly installments from September 2012	CPFL Energia guarantee (70%)

BAESA
1st Issue	1st Series	9,000	CDI + 1.3%	100% of CDI + 0.43%	Quarterly with settlement in August 2016	CPFL Energia guarantee
	2nd Series	8,100	CDI + 1.3%	106% of CDI + 0.12%	Annual with settlement in August 2016	CPFL Energia guarantee

Enercan
1st Issue	1st Series	110	100% of CDI + 1.25% p.a	111.1% of CDI	Quarterly with settlement in December 2025	Unsecured

CPFL Renováveis
1st Issuance - SIIF	1st to 12th Series	528,649,076	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issuance - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from 2015 to 2023 and monthly interest from June 2015	CPFL Renováveis guarantee
1st Issuance - Renovaveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015 and interest semi-annual installments from November 2012	BVP and PCH Holding fiduciary assigment of dividends

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI			(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI			(4) 104.9% of CDI

The maturities of the long-term balance of debentures are schedule as follows:

Maturity	Consolidated
From October 1, 2013	362,090
2014	208,178
2015	623,532
2016	1,312,642
2017	1,346,194
After 2017	2,394,967
Total	6,247,604

Amounts raised in the period

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

CPFL Renováveis

•         1th issuance – PCH Holding

In January 2012, the indirect subsidiary PCH Holding 2 S.A., subsidiary of CPFL Renováveis, issued debentures not convertible into shares, of R$ 158,193 (R$ 156,010 net of issue costs), maturing in 2023, to finance the acquisition of PCH Santa Luzia. The interest will be paid monthly from June 2015 and the principal will be paid in nine consecutive annual installments, starting in June 2015.

•         1st issuance – CPFL Renováveis

In May 2012, the subsidiary CPFL Renováveis issued debentures not convertible into shares, of R$ 430,000 (R$ 426,327 net of issue costs), maturing in 2022, to finance the acquisition of Bons Ventos. The interest will be paid semi-annually from November 2012 and the principal will be paid in nine consecutive annual installments, starting in May 2015.

CPFL Paulista, CPFL Piratininga e RGE

•         6th issuance

In July 2012, a single series of unsecured debentures, not convertible into shares, was issued and subscribed, totaling R$ 1,270,000 (R$ 1,265,301 net of issuance costs), as detailed below. The funds will be used to refinance debts maturing in 2012 and 2013 and to reinforce working capital. The debentures will be guaranteed by the Company.

Subsidiary	Quantity	Unit nominal value R$ thousand	Total issuance R$ thousand	Net of issuance costs R$ thousand	Issuance date	Interest	Maturity
CPFL Paulista	660	1,000	660,000	657,661	July 3, 2012	100% of DI + 0.80%	July 3, 2019
CPFL Piratininga	110	1,000	110,000	109,441	July 3, 2012	100% of DI + 0.80%	July 3, 2019
RGE	500	1,000	500,000	498,199	July 3, 2012	100% of DI + 0.80%	July 3, 2019
			1,270,000	1,265,301

RESTRICTIVE COVENANTS

CPFL Renováveis

The debentures issued in 2012 by the indirect subsidiary PCH Holding 2 S.A. are subject to restrictive covenants in relation to changes in the corporate structure of the company itself or of the subsidiary CPFL Renováveis. There are also restrictive covenants that require the following financial ratios to be maintained:

•       Consolidated leverage ratio of 80% or less;

•       Ratio of debt coverage ratio of 1.15 or more.

CPFL Paulista and RGE

The 6th issuance of debentures by CPFL Paulista and RGE is subject to restrictive covenants that require the Company to maintain certain financial ratios within pre-established parameters  :

•         Net indebtedness divided by EBITDA  - maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Piratininga

•         3rd issuance

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

In 2012, amendments were made to the third issuance of CPFL Piratininga debentures, with the respective restrictive covenants to be calculated on the basis of the Company’s financial ratios. The new covenants are:

•       Net indebtedness divided by EBITDA  - maximum of 3.75;

•       EBITDA divided by Financial Income (Expense) – minimum of 2.25.

•         6th issuance

The 6th issuance is subject to restrictive covenants that require the Company to maintain certain financial ratios within pre-established parameters:

•       Net indebtedness divided by EBITDA  - maximum of 3.75;

•       EBITDA divided by Financial Income (Expense) – minimum of 2.25.

CPFL Geração

•         3rd issuance

In 2012, amendments were made to the third issuance of CPFL Geração debentures, with the respective restrictive covenants changed to:

•       EBITDA divided by Financial Income (Expense) – from minimum of 2.00 to minimum of 2.25.

•       Net indebtedness divided by EBITDA - no changes compared to December 31, 2011.

The other debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.  The details of these restrictive covenants are set forth in the December 31, 2011 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are adequately complied with as of September 30, 2012.

(18)  PRIVATE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan  in force for the employees of the subsidiary CPFL Paulista, through Fundação CESP, was a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) until October 31, 1997, and after this date, a Mixed Benefit Variable Contribution Plan for programmed retirement and a Defined Benefit Plan for death and disability.

With the amendment of the Pension Plan in October 1997, the subsidiary recognized an obligation related to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit would be settled in 260 installments (240 monthly installments and 20 annual installments), maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation as of September 30, 2012 is R$ 469,772 (R$ 452,756 as of December 31, 2011). At the end of each year, after the appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP Pension Plans. The contract amount differs from the accounting records of the subsidiary, which are in conformity with CPC 33.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Additionally, managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

The plans currently in effect for the employees of the subsidiary CPFL Piratininga, through Fundação CESP, are a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to March 31, 1998, and after this date, a Benefit Plan and a variable contribution.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments (240 monthly installments and 20 annual installments), plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the obligation as of September 30, 2012 is R$ 130,900 (R$ 126,669 as of December 31, 2011).   At the end of each year, after the appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP Pension Plans. The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

Additionally, managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

A defined benefit  plan, with a benefit that equals to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only the employees whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined contribution  pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired after 1997.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is a defined contribution plan.

VI – CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, an obligation was recognized as payable by the subsidiary CPFL Geração, in relation to the plan deficit calculated by the external actuaries of Fundação CESP, to be amortized in 260 installments (240 monthly and 20 annual installments), until October 2017, plus interest of 6% p.a. and restatement at the IGP-DI rate (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, as of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation at September 30, 2012 is R$ 9,309 (R$ 8,972 as of December 31, 2011). At the end of each year, after the appraisal by external actuaries, the balance of the debt is adjusted to reflect the equilibrium of the equity of the Fundação CESP Pension Plans. The contract amount differs from the carrying amount recorded by the subsidiary, which is in conformity with CPC 33.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII – Changes in the defined benefit plans

Changes occurred in the period related to the net actuarial liability according to CPC 33 as shown as follows:

	September 30, 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total Asset
Actuarial liabilities /(assets) on January 1, 2012	352,422	77,982	7,899	438,303	(3,416)	(3,416)
Expense (income) recognized in income statement	(7,482)	(2,454)	(1,079)	(11,015)	3,469	3,469
Sponsors' contributions transferred during the period	(32,580)	(10,019)	(406)	(43,005)	(3,469)	(3,469)
Actuarial liabilities /(assets) at the end of the period	312,361	65,509	6,414	384,283	(3,416)	(3,416)
Other contributions	14,142	318	(69)	14,391	-	-
Subtotal	326,503	65,827	6,345	398,675	(3,416)	(3,416)
Other contributions RGE	-	-	-	3,052
Actuarial liabilities /(assets) on September 30, 2012	326,503	65,827	6,345	401,726

Current				46,187
Noncurrent				355,539		(3,416)

Incomes recognized as operating cost in the actuarial report are shown below:

	Nine months 2012
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Consolidated
Service cost	891	3,261	108	4,260
Interest on actuarial obligations	262,506	66,609	5,748	334,863
Expected return on plan assets	(270,879)	(72,324)	(6,735)	(349,938)
Amortization of unrecognized actuarial gains	-	-	(200)	(200)
Total income	(7,482)	(2,454)	(1,079)	(11,015)

	Nine months 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Consolidated
Service cost	783	2,835	102	3,720
Interest on actuarial obligations	228,549	58,446	5,005	292,000
Expected return on plan assets	(277,008)	(73,416)	(6,528)	(356,952)
Amortization of unrecognized actuarial gains	(3,550)	(1,833)	(441)	(5,824)
Total income	(51,226)	(13,968)	(1,862)	(67,056)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2012 refers to the contributions in the period. The final amount to be recognized will   be determined on preparation of the actuarial report, after analysis of the possibility of recovery of the asset at the end of the year.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The principal assumptions considered in the actuarial calculations, based on the actuarial report prepared for December 31, 2011 and 2010 were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	2011	2010	2011	2010

Nominal discount rate for actuarial liabilities:	10.35% p.a.	10.24% p.a.	10.35% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.69% p.a.	6.08% p.a.	6.69% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.6% p.a.	4.0% p.a.	4.6% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(*) CPFL Paulista and CPFL Geração 11.51% p.a, and CPFL Piratininga 11.72% p.a.
(**) CPFL Paulista and CPFL Geração 12.73% p.a. and CPFL Piratininga 12.71% p.a.

(19)  REGULATORY CHARGES

	Consolidated
	September 30, 2012	December 31, 2011
Fee for the Use of Water Resources	4,854	3,591
Global Reverse Fund - "RGR"	23,713	28,060
ANEEL Inspection Fee	2,631	2,495
Fuel Consumption Account - "CCC"	43,252	65,121
Energy Development Account - "CDE"	50,622	45,879
Total	125,072	145,146

(20)  TAXES AND CONTRIBUTIONS PAYABLE

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	September 30, 2012	December 31, 2011
Current
ICMS (State VAT)	241,806	300,518
PIS (Tax on Revenue)	11,422	12,446
COFINS (Tax on Revenue)	66,056	59,429
IRPJ (Corporate Income Tax)	107,456	71,531
CSLL (Social Contribution Tax)	34,238	18,589
Other	27,917	20,515
Total	488,894	483,028

Noncurrent
PIS (Tax on Revenue)	1,103	-
COFINS (Tax on Revenue)	5,080	165
Total	6,183	165

(21)  RESERVE FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2012		December 31, 2011
	Reserve for tax, civil and labor risks	Escrow Deposits	Reserve for tax, civil and labor risks	Escrow Deposits
Labor
Various	44,624	221,658	43,850	191,221

Civil
General Damages	9,976	126,073	13,114	95,429
Tariff Increase	8,004	44,862	8,948	31,242
Other	6,696	448	6,423	448
	24,676	171,383	28,485	127,119
Tax
FINSOCIAL	18,968	54,074	18,930	53,964
Income Tax	88,898	696,456	82,061	660,222
Interest on Shareholders’ Equity - PIS and COFINS	12,356	12,356	11,713	11,713
PIS and COFINS - Non-Cumulative Method	94,039	-	91,477	-
Other	46,515	85,028	44,580	68,370
	260,777	847,915	248,761	794,268

Various	27,062	16,259	17,027	16,008

Total	357,139	1,257,214	338,121	1,128,616

The change in the balances related to reserve for tax, civil and labor risks and escrow deposits are shown below:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	December 31, 2011	Addition	Reversal	Payment	Monetary Restatement	Business combination	September 30, 2012
Labor	43,850	9,933	(1,035)	(8,124)	-	-	44,624
Civil	28,485	13,917	(2,152)	(15,573)	-	-	24,676
Tax	248,761	7,959	(1,406)	-	5,463	-	260,777
Other	17,027	35	-	-	-	10,000	27,062
Reserve for tax, civil and labor risks	338,121	31,845	(4,593)	(23,697)	5,463	10,000	357,139
Escrow Deposits	1,128,616	117,650	(13,071)	(17,817)	41,837	-	1,257,214

The reserve for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the reserve for tax, civil and labor risks and escrow deposits are presented in the financial statements as of December 31, 2011.

Possible Losses - The Company and its subsidiaries are parties to other processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2012, the claims relating to possible losses were as follows: (i) R$ 356,730 for labor suits (R$ 340,833 as of December 31, 2011), mainly for workplace accidents, hazard pay, overtime, etc.; (ii) R$ 548,722 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 553,648 as of December 31, 2011); and (iii) R$ 1,075,564 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 967,952 as of December 31, 2011).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the  Interim Financial Statements, or that might result in a significant impact on future earnings.

(22)  CHARGES FOR THE USE OF PUBLIC UTILITIES

	Consolidated
Companies	September 30, 2012	December 31, 2011	Number of remaining installments	Interest rates
CERAN	79,291	75,472	282	IGP-M + 9.6%p.a.
ENERCAN	12,595	10,782	272	IGP-M + 8%p.a.
BAESA	59,180	57,734	284	IGP-M + 8%p.a.
Foz do Chapecó	335,480	325,676	290	IGP-M/IPC-A + 5.3%p.a.
TOTAL	486,546	469,664

Current	28,813	28,738
Noncurrent	457,733	440,926

(23)  OTHER ACCOUNTS PAYABLE

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	Current		Noncurrent
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Consumers and Concessionaires	38,123	66,284	-	-
Energy Efficiency Program - PEE	158,613	122,601	13,013	4,369
Research & Development - P&D	158,457	139,247	22,895	22,370
National Scientific and Technological Development Fund - FNDCT	3,437	4,014	-	-
Energy Research Company - EPE	1,226	1,648	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	43,724	74,292	33	2,812
Provision for environmental expenditure	7,954	35,617	47,711	80,272
Payroll	11,210	14,609	-	-
Profit sharing	32,878	42,058	1,473	5,366
Collections agreement	73,439	70,096	-	-
Guarantees	-	-	25,435	26,605
Business combination	10,851	174,136	-	-
Other	61,508	68,736	6,019	14,866
Total	601,420	813,338	134,330	174,410

(24)  SHAREHOLDERS’ EQUITY

The shareholders’ interest in the Company’s equity as of September 30, 2012 and December 31, 2011 are shown below:

	Number of shares
	September 30, 2012		December 31, 2011
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,460	25.55	245,897,454	25.55
BB Carteira Livre I FIA	298,467,462	31.02	298,467,458	31.02
Energia São Paulo FIP	115,118,250	11.96	102,756,048	10.68
Bonaire Participações S.A.	6,308,790	0.66	18,670,990	1.94
BNDES Participações S.A.	81,053,460	8.42	81,053,460	8.42
Brumado Holdings S.A.	34,502,100	3.59	34,502,100	3.59
Antares Holding LTDA	16,039,720	1.67	16,039,720	1.67
Board of Directors	-	-	212	0.00
Executive officers	50,350	0.01	49,980	0.01
Other	164,836,668	17.13	164,836,838	17.13
Total	962,274,260	100.00	962,274,260	100.00

Details of items included in shareholders’ equity are described in financial statements of December 31, 2011.

24.1 - Dividends

The Annual General Meeting (AGM/EGM) held on April 12, 2012, the Company declared dividends of R$758,470, related to the second semester of 2011. Additionally, in accordance with the Bylaws and based on the income for the first semester of 2012, Management approved on August 6, 2012 the declaration of an interim dividend of R$ 640,239, attributing the amount of R$ 0.665340 to each share.

In 2012, up to September 30, the Company paid dividends of R$ 1,393,384.

(25)  EARNINGS PER SHARE

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share at September 30, 2012 and 2011 was based on the net profit attributable to controlling shareholders and the average weighted number of common shares outstanding during the presented periods. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	Parent Company CPFL Energia
	2012		2011
	3rd quarter	9 month	3rd quarter	9 month

Basic earnings per share

Numerator
Net income attributable to the Controlling Shareholders	313,815	954,054	368,719	1,116,428

Denominator
Weighted average number of common shares held by Shareholders	962,274,260	962,274,260	962,274,260	962,274,260

Basic earnings per share	0.33	0.99	0.38	1.16

Diluted earnings per share

Numerator
Net income attributable to the Controlling Shareholders	313,815	954,054	368,719	1,116,428
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(5,984)	(9,263)	-	-
Net income attributable to the Controlling Shareholders	307,831	944,791	368,719	1,116,428

Denominator
Weighted average number of common shares held by Shareholders	962,274,260	962,274,260	962,274,260	962,274,260

Diluted earnings per share	0.32	0.98	0.38	1.16

(*) Proportional to the interest on the subsidiary (63%)

In the second quarter 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011 and the fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and sold by auction on the BM&FBovespa.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the subsidiary CPFL Renováveis. The effects were calculated based on the assumption that these debentures would in fact be converted and, common shares of the subsidiaries at the beginning of the financial period.

(26)  NET OPERATING REVENUE

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	2012		2011
Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	1,609,272	4,879,772	1,542,989	4,428,415
Industrial	1,041,645	3,021,481	1,096,644	3,075,734
Commercial	791,510	2,475,956	760,974	2,276,814
Rural	125,855	359,708	123,316	328,478
Public Administration	109,246	328,970	108,119	311,462
Public Lighting	87,195	256,198	86,155	245,204
Public Services	135,289	404,231	134,417	379,396
(-) Adjustment of excess and surplus revenue of reactive	(5,165)	(17,920)	-	-
Billed	3,894,847	11,708,397	3,852,614	11,045,504
Unbilled (Net)	46,541	26,295	(28,480)	(29,889)
Emergency Charges - ECE/EAEE	-	1	40	37
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,707,476)	(5,589,081)	(1,830,053)	(5,284,654)
Electricity sales to final consumers	2,233,912	6,145,611	1,994,121	5,730,999

Furnas Centrais Elétricas S.A.	102,461	305,202	97,488	289,331
Other Concessionaires and Licensees	402,776	997,495	220,758	558,524
Current Electric Energy	101,720	203,940	21,517	66,711
Electricity sales to wholesaler´s	606,957	1,506,638	339,763	914,567

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,707,476	5,589,081	1,830,053	5,284,654
Revenue due to Network Usage Charge - TUSD - Free Consumers	358,097	1,048,302	325,305	988,077
(-) Adjustment of revenue surplus and excess responsive	(1,315)	(5,937)	-	-
Revenue from construction of concession infrastructure	390,499	981,550	314,135	778,153
Other Revenue and Income	86,597	241,742	54,709	186,891
Other operating revenues	2,541,354	7,854,739	2,524,203	7,237,774
Total gross revenues	5,382,223	15,506,988	4,858,087	13,883,340

Deductions from operating revenues
ICMS	(772,326)	(2,337,245)	(764,479)	(2,201,410)
PIS	(72,689)	(214,019)	(72,076)	(209,905)
COFINS	(335,568)	(985,790)	(332,107)	(967,041)
ISS	(1,032)	(3,805)	(1,457)	(3,797)
Global Reversal Reserve - RGR	(21,366)	(75,352)	(21,759)	(47,686)
Fuel Consumption Account - CCC	(129,756)	(485,810)	(187,806)	(544,173)
Energy Development Account - CDE	(146,016)	(437,812)	(131,211)	(393,633)
Research and Development and Energy Efficiency Programs	(38,549)	(112,294)	(38,703)	(107,093)
PROINFA	(20,248)	(55,691)	(16,225)	(48,695)
Emergency Charges - ECE/EAEE	(0)	(1)	(40)	(38)
IPI	(19)	(79)	-	(6)
	(1,537,570)	(4,707,897)	(1,565,864)	(4,523,475)
Net revenue	3,844,654	10,799,091	3,292,224	9,359,864

In accordance with ANEEL’s Order nº 4.722 of December 18, 2009, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Supply of Electric Energy”, Commercialization activities, to “Other Operating Income”, Distribution activities, with the title “Income from the tariff for the use of the distribution system – TUSD captive consumer”.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	2012		2011
Revenue from Eletric Energy Operations - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,530	10,757	3,449	10,164
Industrial	3,614	10,701	3,799	11,011
Commercial	2,002	6,397	1,945	6,032
Rural	537	1,527	547	1,449
Public Administration	288	890	287	857
Public Lighting	385	1,139	385	1,120
Public Services	457	1,397	466	1,357
Billed	10,815	32,808	10,877	31,990
Own comsuption	7	24	8	25
Electricity sales to final consumers	10,822	32,832	10,885	32,015

Furnas Centrais Elétricas S.A.	763	2,272	763	2,263
Other Concessionaires and Licensees	2,611	7,139	1,742	4,925
Current Electric Energy	1,114	2,038	2,324	3,448
Electricity sales to wholesaler´s	4,488	11,448	4,829	10,637

(*) Information not reviewed by the independent auditors

	Consolidated
Number of consumers (*)	September 30, 2012	September 30, 2011
Consumer class
Residential	6,259,471	6,030,418
Industrial	59,240	60,938
Commercial	495,662	501,606
Rural	244,174	241,351
Public Administration	48,224	46,458
Public Lighting	9,038	8,461
Public Services	7,671	7,351
Total	7,123,480	6,896,583

(*) Information not reviewed by the independent auditors

The tariff regulation procedure (Proret), approved by ANEEL Normative Resolution n° 463 of November 22, 2011, determined that income received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, should be accounted for as Special Obligations and will be amortized from the next tariff review.

In accordance with ANEEL Order nº 4.991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa adjusted income from adjustment of excess and surplus revenue of reactive, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” against the item reducer of intangible assets (“Special Obligations”). The amount of R$ 23,857 recognized was calculated from the date that should have occurred, up to the date scheduled for the subsidiary’s tariff review, to September 30, 2012.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463, whereby the request for advance final relief was granted and the order to account for income from excess demand and excess reactive as special obligations was suspended.  The suspensive effect applied  for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income, and at September 30, 2012, these amounts are still recorded under Special Obligations, according to CPC 25.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The details of the tariff adjustments for the distributors are as follows:

		2012		2011
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April	3.71%	2.89%	7.38%	7.23%
CPFL Piratininga	October	(**)	(**)	(**)	(**)
RGE	June	11.51%	3.38%	17.21%	6.74%
CPFL Santa Cruz	February	(**)	(**)	23.61%	15.38%
CPFL Leste Paulista	February	(**)	(**)	7.76%	16.44%
CPFL Jaguari	February	(**)	(**)	5.47%	6.62%
CPFL Sul Paulista	February	(**)	(**)	8.02%	7.11%
CPFL Mococa	February	(**)	(**)	9.50%	9.77%

(*)    Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

(**)   The tariff review of the subsidiary CPFL Piratininga was scheduled to have occurred on October 23, 2011. However, in light of the methodology applicable for the third cycle of tariff review, ANEEL, by means of Ratifying Resolution No. 1,223, published on October 24, 2011, in the Official Gazette of the Federal Executive, decided to maintain the current tariffs ratified in the 2010 tariff adjustment until the application of the new methodology for the third cycle of tariff reviews. See note 35 on Tariff Review and Adjustment.

 On January 31, 2012, with Authorization Resolutions 1,253, 1,254, 1,255, 1,256 and 1,258,  ANEEL extended the effective term of the supply tariffs and TUSD of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, respectively, until the final processing of the tariff review.

(27)  COST OF ELECTRIC ENERGY

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	2012		2011
Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	296,321	836,182	241,578	711,750
Current Electric Energy	136,369	512,684	29,520	114,727
PROINFA	52,994	164,551	42,353	127,092
Energy purchased of bilateral contracts and through action in the regulated market	1,193,250	3,308,497	1,090,495	3,018,670
Credit of PIS and COFINS	(154,463)	(440,942)	(125,140)	(363,176)
Subtotal	1,524,471	4,380,972	1,278,806	3,609,063

Electricity Network Usage Charge
Basic Network Charges	296,547	858,706	272,985	757,470
Transmission from Itaipu	25,226	71,493	23,396	66,832
Connection Charges	19,997	58,946	18,985	52,814
Charges of Use of the Distribution System	16,883	41,773	10,770	29,603
System Service Charges - "ESS"	33,569	85,575	52,972	141,623
Reserve Energy charges - "EER"	42,041	78,351	12,416	18,396
Credit of PIS and COFINS	(39,218)	(107,951)	(34,714)	(97,074)
Subtotal	395,045	1,086,893	356,810	969,665

Total	1,919,516	5,467,866	1,635,616	4,578,729

	Consolidated
	2012		2011
Electricity Purchased for Resale - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,750	8,078	2,743	8,125
Current Electric Energy	1,184	6,782	1,066	3,504
PROINFA	206	706	237	587
Energy purchased of bilateral contracts and through action in the regulated market	8,990	24,780	8,762	25,235
Total	13,130	40,346	12,808	37,451

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

(28)  OPERATING COSTS AND EXPENSES

	Parenth company
	3rd quarter
	Operating Expenses
	General		Other		Total
	2012	2011	2012	2011	2012	2011
Personnel	3,388	2,161	-	-	3,388	2,161
Materials	4	15	-	-	4	15
Outside Services	1,664	2,567	-	-	1,664	2,567
Depreciation and Amortization	13	45	-	-	13	45
Others:	1,120	1,027	6	36,297	1,126	37,324
Leases and Rentals	31	29	-	-	31	29
Publicity and Advertising	779	608	-	-	779	608
Legal, Judicial and Indemnities	51	102	-	-	51	102
Donations, Contributions and Subsidies	209	121	-	-	209	121
Intangible of concession amortization	-	-	-	36,297	-	36,297
Others	50	168	6	-	56	168
Total	6,189	5,814	6	36,297	6,195	42,111

	Parenth company
	Nine months
	Operating Expenses
	General		Other		Total
	2012	2011	2012	2011	2012	2011
Personnel	9,268	4,132	-	-	9,268	4,132
Materials	7	46	-	-	7	46
Outside Services	4,731	13,970	-	-	4,731	13,970
Depreciation and Amortization	47	134	-	-	47	134
Other:	3,964	3,673	36	108,892	4,000	112,565
Leases and Rentals	90	74	-	-	90	74
Publicity and Advertising	2,615	2,369	-	-	2,615	2,369
Legal, Judicial and Indemnities	698	454	-	-	698	454
Donations, Contributions and Subsidies	434	344	-	-	434	344
Intangible of concession amortization	-	-	-	108,892	-	108,892
Others	127	432	36	-	164	432
Total	18,016	21,954	36	108,892	18,053	130,846

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	3rd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Personnel	104,067	95,207	16	(5)	25,835	25,508	39,729	48,554	-	-	169,647	169,265
Employee Pension Plans	(2,502)	(22,352)	-	-	-	-	-	-	-	-	(2,502)	(22,352)
Materials	23,273	18,857	346	489	825	1,872	2,130	6,647	-	-	26,574	27,864
Outside Services	41,900	34,351	480	286	26,727	24,183	64,058	51,918	-	-	133,165	110,738
Depreciation and Amortization	208,709	131,806	-	-	8,279	8,237	12,452	9,859	-	-	229,441	149,902
Costs related to infrastructure construction	-	-	390,499	314,135	-	-	-	-	-	-	390,499	314,135
Others:	19,342	24,289	(4)	(5)	89,721	24,712	23,669	18,650	103,623	56,939	236,351	124,585
Collection charges	-	-	-	-	12,479	9,644	-	-	-	-	12,479	9,644
Allowance for doubtful accounts	-	-	-	-	75,251	14,522	-	-	-	-	75,251	14,522
Leases and Rentals	9,037	8,963	-	-	13	30	1,722	(2,473)	-	-	10,772	6,520
Publicity and Advertising	58	286	-	-	1	124	5,437	1,945	-	-	5,496	2,355
Legal, Judicial and Indemnities	9	(86)	-	-	-	-	9,968	11,347	-	-	9,977	11,262
Donations, Contributions and Subsidies	237	65	-	-	1,620	-	582	2,743	-	-	2,439	2,808
Financial compensation for using water resources	6,921	11,789	-	-	-	-	-	-	-	-	6,921	11,789
Inspection fee	-	-	-	-	-	-	-	-	8,237	7,178	8,237	7,178
Intangible of concession amortization	-	-	-	-	-	-	-	-	75,363	46,148	75,363	46,148
Others	3,081	3,271	(4)	(5)	357	392	5,959	5,087	20,023	3,614	29,417	12,359
Total	394,790	282,157	391,338	314,901	151,387	84,513	142,038	135,628	103,623	56,939	1,183,175	874,137

	Consolidated
	Nine months
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Personnel	295,692	323,372	23	(4)	75,202	76,229	129,929	127,468	-	-	500,846	527,064
Employee Pension Plans	(7,542)	(67,056)	-	-	-	-	-	-	-	-	(7,542)	(67,056)
Materials	60,324	47,679	1,433	895	2,137	3,770	7,649	17,057	-	-	71,543	69,400
Outside Services	126,847	114,998	1,741	491	81,300	76,845	192,187	175,425	-	-	402,076	367,760
Depreciation and Amortization	565,265	395,343	-	-	24,789	24,692	27,699	25,982	-	-	617,753	446,017
Costs related to infrastructure construction	-	-	981,550	778,153	-	-	-	-	-	-	981,550	778,153
Others	45,991	51,190	(13)	(5)	160,248	81,179	67,320	85,789	254,396	168,128	527,943	386,281
Collection charges	-	-	-	-	36,564	27,822	-	-	-	-	36,564	27,822
Allowance for doubtful accounts	-	-	-	-	118,399	51,940	-	-	-	-	118,399	51,940
Leases and Rentals	20,646	11,840	-	-	77	113	7,288	6,662	-	-	28,012	18,615
Publicity and Advertising	97	623	-	-	14	209	13,289	7,993	-	-	13,400	8,825
Legal, Judicial and Indemnities	50	53	-	-	-	-	32,523	44,107	-	-	32,573	44,160
Donations, Contributions and Subsidies	968	75	-	-	4,318	-	1,808	7,773	-	-	7,095	7,848
Financial compensation for using water resources	14,064	30,883	-	-	-	-	-	-	-	-	14,064	30,883
Inspection fee	-	-	-	-	-	-	-	-	24,172	21,305	24,172	21,305
Intangible of concession amortization	-	-	-	-	-	-	-	-	210,089	138,174	210,089	138,174
Others	10,165	7,716	(13)	(5)	876	1,094	12,411	19,254	20,136	8,649	43,576	36,708
Total	1,086,578	865,526	984,734	779,529	343,676	262,714	424,784	431,722	254,396	168,128	3,094,168	2,507,619

(29)  FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2012		2011		2012		2011
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Financial Income
Income from Financial Investments	3,172	23,596	20,946	31,898	55,629	165,237	140,856	233,087
Arrears of interest and fines	-	13	-	-	39,929	118,403	37,830	120,295
Restatement of tax credits	387	2,333	18	18	1,767	7,545	962	3,803
Restatement of Escrow Deposits	248	645	283	712	12,404	41,837	16,067	44,538
Monetary and Exchange Restatement	-	-	-	-	16,799	41,758	14,536	43,320
Discount on purchase of ICMS credit	-	-	-	-	4,978	11,997	3,233	9,487
PIS and COFINS on interest on shareholders´ equity	-	(9,931)	-	(9,394)	-	(9,931)	-	(9,394)
Other	947	3,573	2,483	7,519	26,244	51,140	6,661	26,446
Total	4,753	20,229	23,730	30,754	157,749	427,985	220,146	471,584

Financial Expense
Debt Charges	(8,628)	(30,784)	(14,568)	(40,701)	(319,206)	(915,759)	(333,214)	(804,913)
Monetary and Exchange Variations	(199)	52	300	(262)	(23,820)	(107,077)	(70,813)	(106,235)
(-) Capitalized borrowing costs	-	-	-	-	13,733	37,930	7,841	27,162
Public utilities	-	-	-	-	(18,193)	(43,906)	(9,076)	(42,993)
Other	(299)	(329)	(148)	(235)	(46,829)	(88,671)	(20,086)	(62,963)
Total	(9,126)	(31,060)	(14,417)	(41,198)	(394,315)	(1,117,483)	(425,349)	(989,942)

Net financial income (expense)	(4,372)	(10,831)	9,313	(10,444)	(236,566)	(689,498)	(205,203)	(518,358)

Interest is capitalized at a rate of 8.24% p.a. in 2012 and 9.95% p.a. in 2011 for qualifying  assets, in accordance with CPC 20.

(30)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by business segment: electric energy distribution, conventional and renewable energy generation, commercialization and services rendered.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Since January 1, 2012, Company management has analyzed the services segment separately and the 2011 information is therefore presented for purposes of comparison.

Profit or loss, assets and liabilities per segment include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices between segments are established based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company management:

	Distribution	Generation	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2012
Net revenue	9,007,727	890,394	864,392	36,555	23	-	10,799,091
(-) Intersegment revenues	15,222	781,806	450,833	91,205	-	(1,339,066)	-
Income from electric energy service	1,225,366	820,949	182,595	26,239	(18,093)	-	2,237,057
Financial income	299,871	74,633	31,584	1,909	19,988	-	427,985
Financial expense	(478,108)	(505,027)	(103,110)	(176)	(31,063)	-	(1,117,483)
Income before taxes	1,047,128	390,555	111,069	27,972	(29,168)	-	1,547,559
Income tax and social contribution	371,702	125,434	35,695	9,166	27,257	-	569,254
Net Income	675,426	265,121	75,373	18,806	(56,424)	-	978,305
Total Assets (**)	14,435,341	15,179,730	474,000	109,705	446,090	-	30,644,866
Capital Expenditures and other intangible assets	1,041,271	871,893	5,016	11,591	411		1,930,182
Depreciation and Amortization	403,219	419,627	2,217	2,725	54	-	827,841

Nine months 2011 (***)
Net revenue	8,132,457	474,505	734,058	18,842	3	-	9,359,864
(-) Intersegment revenues	12,193	676,291	472,059	47,832	-	(1,208,375)	-
Income from electric energy service	1,440,053	655,845	187,840	12,902	(23,123)	-	2,273,517
Financial income	311,874	82,486	48,208	274	28,741	-	471,584
Financial expense	(478,827)	(406,352)	(59,444)	(3,155)	(42,164)	-	(989,942)
Income before taxes	1,273,100	331,979	176,604	10,022	(36,546)	-	1,755,159
Income tax and social contribution	443,075	91,109	56,536	3,580	21,837	-	616,136
Net Income	830,026	240,870	120,068	6,443	(58,383)	-	1,139,022
Total Assets (**)	12,850,341	13,181,524	455,029	60,383	865,780	-	27,413,057
Capital Expenditures and other intangible assets	741,186	448,574	10,377	2,073	38	-	1,202,248
Depreciation and Amortization	374,082	204,857	3,108	1,181	963	-	584,191

Since August 1, 2011, as a result of the association with ERSA and acquisition of CPFL Renováveis, described in Note 12, Management has analyzed these operations separately, and a new operating segment was therefore created to segregate the activities related to renewable energies:

	Distribution	Generation	Renewable	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2012
Net revenue	9,007,727	503,697	386,698	864,392	36,555	23	-	10,799,091
(-) Intersegment revenues	15,222	629,974	151,832	450,833	91,205	-	(1,339,066)	-
Income from electric energy service	1,225,366	682,924	138,025	182,595	26,239	(18,093)	-	2,237,057
Financial income	299,871	33,187	41,446	31,584	1,909	19,988	-	427,985
Financial expense	(478,108)	(335,599)	(169,428)	(103,110)	(176)	(31,063)	-	(1,117,483)
Income before taxes	1,047,128	380,511	10,043	111,069	27,972	(29,168)	-	1,547,559
Income tax and social contribution	371,702	123,805	1,628	35,695	9,166	27,257	-	569,254
Net Income	675,426	256,706	8,415	75,373	18,806	(56,424)	-	978,305
Total Assets (**)	14,435,341	6,494,876	8,684,855	474,000	109,705	446,090	-	30,644,866
Capital Expenditures and other intangible assets	1,041,271	10,363	861,530	5,016	11,591	411	-	1,930,182
Depreciation and Amortization	403,219	218,797	200,830	2,217	2,725	54	-	827,841

(*) Other: Refers basically to the CPFL Energia figures after eliminations of balances with related parties.

(**) The intangible assets created in an acquisition and recorded in CPFL Energia was allocated to the respective segments.

(***) For the total assets, balances refer to December 31, 2011.

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company’s controlling shareholders are as follows:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

•   Energia São Paulo Fundo de Investimento em Participações, controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

   Company controlled by Energia São Paulo Fundo de Investimento em Participações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

Balances and transactions involving related parties are shown in tables 31.1 and 31.2.

The main transactions are listed below:

a)            Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in Note 5. The Company and of its subsidiaries also has an Exclusive Investment Fund, managed, among others, by BB DTVM, which charges management fees under normal market conditions for such management.

b)            Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

c)             Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as income in the statement of operations over the term of the contract. JBS S.A. transactions refer to ICMS credit acquisition.

d)            Intangible assets, Property, plant and equipment, Materials and Service Provision – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

e)            Energy sales to the free market– refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)              Energy purchased in the free market – refers basically to energy purchased by the commercialization and generation subsidiaries through short or long-term agreements in accordance with policies established in advance by Company management.

g)            Other revenue – refers basically to revenue from rental of use of the distribution system for telephone services.

h)           Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy, and our power generation companies sell energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The total remuneration of key management personnel in 2012, in accordance with CVM Decision nº 560/2008, was R$ 19,908. This amount comprises R$ 19,206 in respect of short-term benefits, R$ 702 for post-employment benefits,  and refers to the amount recorded by the accrual method.

31.1) Transactions between related parties involving controlling shareholders, entities under common control or with significant influence:

	Consolidated

	ASSETS	LIABILITIES	REVENUE		EXPENSE
	September 30, 2012	September 30, 2012	3rd quarter 2012	Nine months	3rd quarter 2012	Nine months
Bank deposits and short-term investments
Banco do Brasil S.A.	187,685	-	2,977	6,557	-	-

Loans and Financing, Debentures and Derivatives contracts (*)
Banco do Brasil S.A.	-	1,773,501	-	-	68,573	221,515

Other financial transactions
Banco do Brasil S.A.	-	1,640	408	1,217	1,461	4,354
JBS S/A	-	-	1,953	3,940	-	-

Energy sales in the free market
Tavex Brasil S.A.	-	-	5,309	14,533	-	-
Camargo Corrêa Cimentos S.A.	615	-	2,090	5,658	-	-
Petrobras	291	-	910	910	-	-
Vale Energia S.A.	6,381	-	19,568	61,166	-	-
NC Energia S.A.	1,649	-	5,057	16,462	-	-

Energy purchases in the free market
Petrobras	-	-	-	-	1,081	34,010
Vale S.A.	-	-	-	-	5,753	16,860

Intangible assets, Property, plant and equipment, Materials and Service Provision
Brasil Telecom S.A.	-	125	-	-	198	750
TOTVS S.A	-	90	-	-	203	1,211
Concessionária do Sistema Anhanguera - Bandeirante	-	-	-	-	3	12
JBS S/A	-	-	11	43	-	-
InterCement Brasil S.A	-	-	-	1,526	-	-
Petrobras	-	-	12	21	-	-
HM 16 Empreendimento Imobiliário SPE Ltda.	-	-	-	12	-	-
Construções e Comércio Camargo Corrêa S.A.	-	437	-	-	873	873
Telemar Norte Leste	-	-	-	-	-	1
Oi / Telemar	-	1	-	-	4	11
Itaúsa	-	3	-	-	11	14
Banco do Brasil S.A.	-	2	-	-	104	683
Indústrias Romi S.A.	-	-	-	40	-	-
Recanto dos Sonhos Empreendimento Imobiliário SPE	-	-	-	33	-	-
LUPATECH	-	-	-	-	-	1

Other revenue
Brasil Telecom S.A.	2,009	-	3,013	9,038	-	-
Telemar Norte Leste	-	-	1	6	-	-

(*) Amortized cost

31.2) Transactions between related parties involving subsidiaries and jointly-owned subsidiaries:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Parent company

	ASSETS	LIABILITIES	REVENUE		EXPENSE
Companies	September 30, 2012	September 30, 2012	3rd quarter 2012	Nine months	3rd quarter 2012	Nine months

Intercompany allocation of expense
Companhia Paulista de Força e Luz	426	2,034	-	-	-	-
Companhia Piratininga de Força e Luz	-	501	-	-	-	-
CPFL Comercialização Brasil S/A	190	-	-	-	-	-
Companhia Luz e Força Santa Cruz	341	-	-	-	-	-
Companhia Leste Paulista de Energia	7	-	-	-	-	-
Companhia Jaguari de Energia	29	-	-	-	-	-
Companhia Luz e Força de Mococa	28	-	-	-	-	-
Rio Grande Energia S/A	532	-	-	-	-	-
CPFL Geração Energia S/A	17	-	-	-	-	-

Leasing and rental
Companhia Paulista de Força e Luz	-	-	-	-	1	2

Intercompany loans
Companhia Leste Paulista de Energia	-	-	33	239	-	-
Companhia Jaguari de Energia	-	-	-	3	-	-

Dividends and Interest on shareholders
CPFL Planalto Ltda.	5,101	-	-	-	-	-
Companhia Paulista de Força e Luz	266,978	-	-	-	-	-
Companhia Piratininga de Força e Luz	94,090	-	-	-	-	-
Companhia Luz e Força Santa Cruz	16,524	-	-	-	-	-
Companhia Sul Paulista de Energia	6,282	-	-	-	-	-
CPFL Serv.Equi.Ind.Com.S/A	11,433	-	-	-	-	-
CPFL Atende Cent.Cont. At	1,459	-	-	-	-	-
Nect Serviços Adm Ltda	3,253	-	-	-	-	-

Advance for future capital increase
CPFL Jaguariúna S/A	20	-	-	-	-	-

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

Financial assets - Measured at amortized cost

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
Loans and receivables	September 30, 2012	December 31, 2011
Consumers, Concessionaires and Licensees (note 6)	2,211,268	2,056,580
Leases	41,774	29,102
Others (note 11)
Receivables from shareholders - BAESA	27	27
Pledges, Funds and Tied Deposits	266,989	117,065
Fund Tied to Foreign Currency Loans	33,868	29,774
Services Rendered to Third Parties	11,766	10,962
Reimbursement RGR	3,701	6,499
Collection Agreements	59,119	57,377
	2,628,511	2,307,386

	Consolidated
Held to maturity	September 30, 2012	December 31, 2011
Financial investments (note 7)	16,431	120,578
	16,431	120,578

Financial assets - Measured at fair value

	Consolidated
Measured at fair value through profit or loss	September 30, 2012	December 31, 2011
Cash and cash equivalent (note 5)	2,664,101	2,699,837
Derivatives (note 32)	449,997	219,375
Financial investments (note 7)	23,232	36,908
	3,137,330	2,956,119

	Consolidated
Available for sale	September 30, 2012	December 31, 2011
Financial asset of concession (note 10)	2,157,240	1,376,664

Financial liabilities - Measured at amortized cost

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
	September 30, 2012	December 31, 2011
Suppliers (note 15)	1,410,382	1,240,143
Loans and financing - Principal and interest (note 16)	7,791,338	6,740,144
Debentures - Principal and interest (note 17)	6,966,153	5,163,388
Regulatory Charges (note 19)	125,072	145,146
Other (note 23)
Consumers, Concessionaires and Licensees	38,123	66,284
National Scientific and Technological Development Fund - FNDCT	3,437	4,014
Energy Research Company - EPE	1,226	1,648
Collection Agreements	73,439	70,096
Reversal Fund	17,750	17,750
Business combination	10,851	174,136
Public Utilities (note 22)	486,546	469,664
	16,924,316	14,092,414

Financial liabilities - Measured at fair value through profit or loss

	Consolidated
Measured at fair value through profit or loss	September 30, 2012	December 31, 2011
Held for trade
Derivatives	-	24

Initial recognition
Loans and financing - certain debts (note 16)	2,323,849	1,704,254
	2,323,849	1,704,279

a) Valuation of Financial Instruments

As described in note 4, the fair value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 also defines observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

· Level 3: inputs for the instruments that are not based on observable market data (unobservable inputs).

The classification in accordance with the fair value hierarchy of the Company’s financial instruments, measured at fair value, is as follows:

	Consolidated
	September 30, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents (note 5)	2,664,101	-	-	2,699,837	-	-
Derivatives	-	449,997	-	-	219,350	-
Loans and financing - certain debts (note 16)	-	(2,323,849)	-	-	(1,704,254)	-
Financial investments (note 7)	23,232	-	-	36,908	-	-
Financial asset of concession (note 10)	-	-	2,157,240	-	-	1,376,664
Total	2,687,333	(1,873,852)	2,157,240	2,736,745	(1,484,904)	1,376,664

Since the distribution subsidiaries have classified their financial concession assets as available-for-sale the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in the accumulated comprehensive income are disclosed in Note 10.

The comparative information on marking to market the other financial instruments measured at amortized cost is described below:

•         It is assumed that the remaining financial instruments such as accounts receivable from consumers, concessionaires and licensees and accounts payable to suppliers, among others, are already close to the respective market values.

•         At September 30, 2012 and December 31, 2011, the market values of the financial instruments obtained by the methodology described in Note 4, are as follows:

	Parent company
	September 30, 2012		December 31, 2011
	Accounting balance	Fair Value	Accounting balance	Fair Value
Debentures (note 17)	(301,623)	(303,466)	(466,403)	(469,551)
Total	(301,623)	(303,466)	(466,403)	(469,551)

	Consolidated
	September 30, 2012		December 31, 2011
	Accounting balance	Fair Value	Accounting balance	Fair Value
Loans and financing (note 16)	(7,791,338)	(7,705,681)	(6,740,144)	(6,554,672)
Debentures (note 17)	(6,966,153)	(7,189,191)	(5,163,388)	(5,350,263)
Total	(14,757,491)	(14,894,871)	(11,903,532)	(11,904,935)

We consider that there are no relevant differences between the carrying value and the fair value of other financial assets and liabilities, considering their respective terms to maturity.

b) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the terms of the majority of the derivatives contracted by the subsidiaries (Note 16) are fully aligned with the debt protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were recognized, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of September 30, 2012, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Market values (accounting balance)
Company / strategy / counterparts	Asset	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange rate hedge:

CPFL Paulista
BNP Paribas	51,388	51,388	46,626	4,761	dollar	June 2014	160,000	Over the counter
J.P.Morgan	25,029	25,029	22,716	2,313	dollar	July 2014	78,250	Over the counter
J.P.Morgan	26,452	26,452	24,453	1,999	dollar	Aug 2014	76,700	Over the counter
Morgan Stanley	17,277	17,277	15,994	1,283	dollar	Sep 2016	85,475	Over the counter
Bank of America	72,931	72,931	67,822	5,109	dollar	July 2014	235,050	Over the counter
Bank of America	55,969	55,969	45,676	10,293	dollar	July 2016	156,700	Over the counter
Societe Generale	12,612	12,612	10,630	1,982	dollar	Aug 2016	33,172	Over the counter
Citibank	17,164	17,164	15,753	1,412	dollar	Sep 2016	85,750	Over the counter
HSBC	8,660	8,660	7,675	985	dollar	Sep 2014	41,049	Over the counter
Scotia Bank	125	125	(569)	694	dollar	Jan 2013	49,000	Over the counter
Subtotal	287,608	287,608	256,777	30,830

CPFL Piratininga
BNP Paribas	15,928	15,928	14,690	1,238	dollar	July 2014	45,990	Over the counter
J.P.Morgan	52,786	52,786	48,897	3,889	dollar	Aug 2014	153,400	Over the counter
Bank of America	23,603	23,603	21,110	2,493	dollar	Aug 2016	80,250	Over the counter
Societe Generale	16,549	16,549	13,949	2,600	dollar	Aug 2016	43,527	Over the counter
Citibank	3,542	3,542	3,368	174	dollar	Aug 2016	12,840	Over the counter
Scotia Bank	163	163	(743)	906	dollar	July 2016	64,000	Over the counter
Subtotal	112,571	112,571	101,271	11,300

CPFL Sul Paulista
Citibank	1,731	1,731	1,667	64	dollar	Sep 2014	8,000	Over the counter
J.P.Morgan	(296)	(296)	(361)	65	dollar	July 2015	10,500	Over the counter
Scotia Bank	(89)	(89)	(149)	60	dollar	July 2015	10,500	Over the counter

CPFL Santa Cruz
J.P.Morgan	(579)	(579)	(688)	109	dollar	July 2015	20,000	Over the counter

CPFL Leste Paulista
Citibank	1,724	1,724	1,667	57	dollar	Sep 2014	8,000	Over the counter
Scotia Bank	(232)	(232)	(355)	124	dollar	July 2015	25,000	Over the counter

CPFL Mococa
Citibank	1,509	1,509	1,459	50	dollar	Sep 2014	7,000	Over the counter
Scotia Bank	(102)	(102)	(156)	54	dollar	July 2015	11,000	Over the counter

CPFL Jaguari
Citibank	1,904	1,904	1,834	70	dollar	Aug 2014	7,000	Over the counter
Scotia Bank	(117)	(117)	(185)	68	dollar	July 2015	13,000	Over the counter

CPFL Geração
Citibank	28,366	28,366	26,633	1,733	dollar	Aug 2016	100,000	Over the counter

RGE
J.P.Morgan	153	153	(151)	304	dollar	July 2016	94,410	Over the counter
Citibank	7,814	7,814	10,300	(2,486)	dollar	Apr 2017	128,590	Over the counter

Subtotal	441,964	441,964	399,563	42,401

Derivatives for protection of debts not designated at fair value

Exchange rate hedge:

CPFL Paulista
Itaú	1,709	1,709	1,715	(6)	dollar	Oct 2012	19,783	Over the counter

CPFL Geração
HSBC	5,232	5,232	4,903	329	dollar	Oct 2012 to Dec 2012	48,676	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	500	500	29	471	CDI + spread	Sep 2014	300,000	Over the counter

RGE
Santander	428	428	128	300	CDI + spread	Dec 2013	186,667	Over the counter
Citibank	148	148	48	100	CDI + spread	Dec 2013	66,667	Over the counter

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	6	6	6	-	TJLP	Jan 2013	4,558	Over the counter
Santander	4	4	5	(1)	TJLP	Jan 2013	4,560	Over the counter

CPFL Geração
HSBC	6	6	7	(1)	TJLP	Dec 2012	7,064	Over the counter

Subtotal	8,033	8,033	6,841	1,192

Total	449,997	449,997	406,404	43,593

Current	7,852
Non-current	442,144
Total	449,997

For further details of terms and information about debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they hold fully tied derivatives instruments, resulting in a loss of R$ 55,865 as of September 30, 2012 (Note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For quarters and nine months ended September 30, 2012 and 2011, the derivatives resulted in the following impacts on the consolidated result:

			Gain (Loss)
			2012		2011
Company	Hedged risk / transaction	Account	3rd quarter	Nine months	3rd quarter	Nine months
CPFL Energia	Interest rate variation	Swap of interest rate	129	243	70	135
CPFL Energia	Mark to Market	Adjustment to fair value	(80)	452	(654)	(586)
CPFL Paulista	Exchange variation	Swap of currency	(45,870)	59,364	233,386	185,764
CPFL Paulista	Mark to Market	Adjustment to fair value	26,954	31,845	(3,673)	(2,333)
CPFL Piratininga	Interest rate variation	Swap of interest rate	66	164	146	(245)
CPFL Piratininga	Exchange variation	Swap of currency	(16,707)	20,728	61,295	61,295
CPFL Piratininga	Mark to Market	Adjustment to fair value	7,661	11,430	(5,075)	(5,083)
RGE	Interest rate variation	Swap of interest rate	153	354	34	156
RGE	Exchange variation	Swap of currency	(6,099)	10,149	-	-
RGE	Mark to Market	Adjustment to fair value	2,886	(2,172)	363	205
CPFL Geração	Interest rate variation	Swap of interest rate	55	141	(191)	(425)
CPFL Geração	Exchange variation	Swap of currency	(6,982)	8,228	23,463	14,581
CPFL Geração	Mark to Market	Adjustment to fair value	1,625	2,568	(827)	1,693
CPFL Santa Cruz	Exchange variation	Swap of currency	(688)	(688)	-	-
CPFL Santa Cruz	Mark to Market	Adjustment to fair value	109	109	-	-
CPFL Leste Paulista	Exchange variation	Swap of currency	(731)	44	806	806
CPFL Leste Paulista	Mark to Market	Adjustment to fair value	194	179	(138)	(138)
CPFL Sul Paulista	Exchange variation	Swap of currency	(886)	(111)	806	806
CPFL Sul Paulista	Mark to Market	Adjustment to fair value	202	212	(138)	(138)
CPFL Jaguari	Exchange variation	Swap of currency	(520)	203	1,029	1,029
CPFL Jaguari	Mark to Market	Adjustment to fair value	140	126	(118)	(118)
CPFL Mococa	Exchange variation	Swap of currency	(485)	193	706	706
CPFL Mococa	Mark to Market	Adjustment to fair value	116	103	(121)	(121)
			(38,757)	143,863	311,169	257,989

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Variation in exchange rates

If the level of exchange exposure at September 30, 2012 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure	Risk	Brazilian real depreciation of 4.9%*	Brazilian real depreciation of 25%**	Brazilian real depreciation of 50%**
Financial asset instruments	33,868	dollar apprec.	1,655	8,467	16,934
Financial liability instruments	(2,465,995)	dollar apprec.	(120,470)	(616,499)	(1,232,997)
Derivatives - Plain Vanilla Swap	2,407,091	dollar apprec.	117,593	601,773	1,203,546
	(25,036)		(1,223)	(6,259)	(12,518)

Total	(25,036)		(1,223)	(6,259)	(12,518)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to exchange rate as of September 30, 2012

Variation in interest rates

If (i) the scenario of exposure of the financial instruments indexed to variable interest rates at September 30, 2012 were to be maintained, and (ii) the respective accumulated annual indexes in the last 12 months, as of that date, were to remain stable (CDI 9.55%  p.a.; IGP-M 8.07% p.a.; TJLP  5.87% p.a.), the effects on the consolidated financial statements for the next company year would be a net financial expense R$ 1,070,740. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

	Consolidated
Instruments	Exposure (In thousand of Reais)	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	3,204,346	CDI increase	(70,175)	76,504	153,008
Financial liability instruments	(8,912,667)	CDI increase	195,187	(212,790)	(425,580)
Derivatives - Plain Vanilla Swap	(2,479,773)	CDI increase	54,307	(59,205)	(118,409)
	(8,188,094)		179,319	(195,491)	(390,982)

Financial asset instruments	1,503	IGP-M increase	(41)	30	61
Financial liability instruments	(824,920)	IGP-M increase	22,273	(16,643)	(33,286)
	(823,417)		22,232	(16,612)	(33,225)

Financial liability instruments	(4,310,202)	TJLP increase	15,948	(63,252)	(126,504)
Derivatives - Plain Vanilla Swap	522,679	TJLP increase	(1,934)	7,670	15,341
	(3,787,523)		14,014	(55,582)	(111,164)

	(12,799,035)		215,565	(267,685)	(535,370)

* The CDI, IGP-M and TJLP indexes considered of 7.36%, 5.37% and 5.5%, respectively, were obtained from information available in the market.
** In compliance with CVM Instruction 475/08, the percentage of raising index are related to information as of September 30, 2012

Financial concession asset

The Company adopts the assumptions that the value of the financial concession asset is determined at fair value, based on the remuneration of the assets as established by ANEEL.

As described in note 4, Provisional Measure 579 of 11/09/2012 established that, for those concession contracts that will expire by 2017, the amount of the indemnification on reversal of the assets will be based on the replacement value method. For the remaining concessions, although the methodology has not yet been defined, the Company’s Management estimates that, under remote circumstances, indemnification for the undepreciated portion of the assets could be based on the historic cost and not at the amount based on the respective fair value.

Accordingly, if this remote scenario occurs, it would involve derecognition of the portion of the financial concession asset (portion relating to the fair value recognized), recorded in the accumulated comprehensive income (in shareholders' equity) in the amount of R$ 295,558 (net of tax effects).

(33)  RISK MANAGEMENT

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes supervising the monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Group’s Corporate Risk Management model in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The risk management policies are established to identify, analyze and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Board of Directors of the Group also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and ad hoc reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted. The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in currency exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The quantification of this risk is presented in Note 32(c). The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in Note 32(c).

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the Company is primarily generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN of 2011, drawn up by the Operador Nacional do Sistema Elétrico (National Electricity System Operator), the risk of any energy deficit is very low for 2012, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the end consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Risk Management for Financial instruments: The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

(34)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated interim financial statements.

	Consolidated
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	80,133	64,409	63,967	67,244	65,389	64,236	71,631	54,408
	80,133	64,409	63,967	67,244	65,389	64,236	71,631	54,408
Deferred Costs Variations
Parcel "A"	-	-	-	-	-	-	-	333
CVA (**)	959,047	779,797	514,143	404,148	353,119	335,493	330,338	333,621
	959,047	779,797	514,143	404,148	353,119	335,493	330,338	333,954
Prepaid Expenses
Overcontracting	13,425	15,968	22,716	27,364	24,668	6,585	8,898	23,860
Low income consumers' subsidy - Losses	633	13,765	15,630	17,922	20,162	32,680	31,012	34,994
Neutrality of the sector charges	420	525	406	224	933	1,160	381	-
Tariff adjustment	-	-	-	467	935	1,402	5,194	-
Other financial components	92,369	94,756	90,067	53,180	45,037	44,435	50,190	67,515
	106,848	125,014	128,819	99,157	91,735	86,262	95,675	126,369
Liabilities
Deferred Gains Variations
Parcel "A"	(1,409)	(1,350)	(1,234)	(1,337)	(1,386)	(1,434)	(1,478)	(11,472)
CVA (**)	(643,889)	(621,296)	(561,097)	(488,500)	(452,172)	(438,985)	(402,013)	(364,365)
	(645,299)	(622,645)	(562,331)	(489,838)	(453,558)	(440,419)	(403,491)	(375,837)
Other Accounts Payable
Discounts TUSD and Irrigation (*)	(948)	(638)	(48)	(127)	(522)	(2,043)	(2,063)	(1,923)
Overcontracting	(47,815)	(51,640)	(71,060)	(48,367)	(65,857)	(116,964)	(127,195)	(61,391)
Low income consumers' subsidy - Gains	(29,843)	(28,484)	(28,641)	(17,010)	(8,032)	(6,426)	(5,923)	(6,280)
Neutrality of the sector charges	(108,117)	(110,778)	(97,299)	(97,138)	(91,375)	(96,955)	(111,800)	(63,905)
Tariff Review – Provisional Procedure	(225,132)	(162,122)	(84,903)	(32,181)	-	-	-	-
Other financial components	(4,824)	(5,229)	(9,903)	(5,739)	(8,395)	(11,461)	(13,817)	(29,666)
	(416,680)	(358,892)	(291,855)	(200,562)	(174,181)	(233,849)	(260,798)	(163,165)

Total net	84,050	(12,317)	(147,257)	(119,851)	(117,496)	(188,276)	(166,644)	(24,272)

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(35)  SUBSEQUENT EVENTS AND RELEVANT FACTS

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

35.1 – Loans and financing

The Meeting of the Board of Directors held in September 2012, approved the contracting of financing with the National Social and Economic Development Bank (“BNDES”), Banco do Brasil and Itaú BBA, of R$ 1,335,814 for the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista and CPFL Sul Paulista with a payment term of up to 10 years. The funds are to be used in the subsidiaries’ investment plans to 2013. The financing will be guaranteed by the Company.

35.2 – Tariff Review Processes

On July 12, 2012, ANEEL opened the Public Hearing nº 54/2012 to obtain information for the 2011 Periodic Tariff Review - RTP of the subsidiary CPFL Piratininga and proposed a total tariff repositioning of  -5.04%, with -3.40% relating to the economic repositioning and -1.64% relating to the financial components. After analysis of the contributions from the agents, ANEEL formulated the final proposal, approved at the Board of Directors’ Meeting on October 2, 2012, with a total repositioning of -5.43%, with -4.45% relating to the economic repositioning and -0.98% relating to the financial components. This result was used as a basis for calculation of the 2012 Annual Tariff Readjustment.

On October 16, 2012 ANEEL’s Collegiate Board of Directors approved the 2012 Annual Tariff Review – RTA, of the subsidiary CPFL Piratininga. Tariffs were increased, on average, by 8.79% (eight point seventy nine per cent), with 7.71% (seven point seventy one per cent) relating to the economic increase and 1.08% (one point zero eight per cent) relating to the financial components. The 2012 RTA took into consideration the impact of 1/3 of the financial component of the 2011 RTP, which represents a reduction of 2.42%. If this effect had not been taken into account, the total increase of the 2012 RTA would have been 11.21%.

With the ratification of the 2011 RTP and the 2012 RTA, the average effect to be perceived by consumers is 5.50% (five point fifty percent) in relation to the tariffs ratified by the 2010 Annual Tariff Adjustment. The new tariffs will come into effect on October 23, 2012 and be effective to October 22, 2013.

35.3 – Provisional Measure (“MP”) No. 579/2012 – Extension of the concessions and other topics of interest

On September 11, 2012 the Federal Government published MP No. 579, (regulated by Decree No. 7805 on September 14, 2012) which addresses the extension of electric energy generation, transmission and distribution concessions, the concession contracts of which are affected by articles 19,17 and 22 of Law No 9,074/1995   on the reduction of sector charges, sliding-scale tariffs and other measures. In order to capture the effects of this reduction, ANEEL will conduct Extraordinary Tariff Reviews in all distributors on February 5th of next year, according to a timetable released by the Agency.

This MP eliminates the levy of two sector charges, in addition to reducing the CDE charge, with the intent to take these reductions into account in the tariffs as from the beginning of 2013.

Electric energy generation and distribution concession contracts may be extended, at the discretion of the granting authority, once only, for a term of up to thirty years, in order to ensure the continuity, efficiency of the service provided, affordable tariffs and fulfillment of economic and operational rationality criteria. Extension of the electric energy distribution concessions will depend upon express acceptance of the conditions established in the concession agreement or in the addenda thereto. The electric energy generation concessions will depend upon express acceptance of the following conditions: (i) remuneration by means of a tariff calculated by ANEEL for each hydroelectric power plant, (ii) allocation of quotas of physical guarantee of electric energy and of power from the hydroelectric power plant to the public utility concessionaires of electric energy distribution on the National Integrated Grid – SIM, to be defined by ANEEL, in accordance with a regulation by the granting authority; and (iii) fulfillment of the standards of service quality set by ANEEL.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

The terms of indemnification to the distributors, if any, will only be known when the Granting Authority discloses the draft of the addendum to the concession agreements relating to public utilities. The amount of indemnification payable to generation concessionaires, which corresponds to the portions of the investments linked to reversible assets that have not yet been amortized or depreciated, will be determined based on the replacement value method, in accordance with criteria established in regulations by the granting authority.

The electric energy generation, transmission and distribution concessions that are not extended, as per the terms of this MP, will be offered for bidding, either by auction or tender, for terms of up to thirty years.

Among the companies controlled by CPFL Energia, the only ones directly impacted by this MP are the distributors CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz, which have concession agreements with an expiry date of July, 2015. These subsidiaries filed for extension of the concessions on June 28, 2012 which were ratified on October 10, 2012, as a result of the changes introduced by MP nº 579, expressing interest in the early extension of the concessions. Although it is not possible at this time to determine the impacts that this MP will have on these distributors, since the terms of extension will only be known when the Granting Authority releases the draft of the Addendum to the Concession Agreement, the Management of the Company and its subsidiaries, in their best judgment, understand that the effects, if any, will not be significant.

The other distributors controlled by CPFL Energia have not been directly affected by this MP  as the expiry dates of their concessions are in 2027 and 2028. Management expects that the effect, if any, will be practically passed on to consumers through tariff mechanisms, not significantly impacting the margins of these distributors.

Although the MP does not have a significant impact on the assets of the Company, there is, however, the prospect of a reduction in revenue from the generation and transmission assets and, consequently, a reduction in future profitability in the forthcoming auctions, agreements and negotiations in the free market.

With regard to the energy generation segments (conventional and renewable), the Company understands that the MP will not directly affect their businesses, taking into consideration that their concessions and exploration authorizations granted by ANEEL will only expire from 2027 onwards and, also, that their energy sales contacts were entered into by means of Proinfa, Energy Reserve and CCEAR bilateral agreements, the majority of which with 15, 20 and 30 year terms.

35.4 – Initial public offering– CPFL Renováveis

On March 08, 2012, the Board of Directors of the subsidiary CPFL Renováveis approved the hiring of investment banks and other advisors to initiate studies and valuations with a view to the possibility of conducting an initial public offering of the subsidiary’s shares. On October 4, 2012, the subsidiary filed a request with the CVM for the cancellation of the registration process of its intended initial public offering of shares (IPO) due to current market conditions.

35.5 – Memorandum of Understandings - Grupo Rede

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

As per the Material Fact dated October 11, 2012, the Company executed a Memorandum of Understandings with Equatorial Energia S.A. (“Equatorial”) and Jorge Queiroz de Moraes Junior (“Controlling Shareholder”), with the scope of granting an exclusivity right to the Company and Equatorial to proceed with a full evaluation of all entities controlled by Rede Energia S.A. (“Grupo Rede”), for the purpose of establishing, jointly with the Controlling Shareholder, the terms and conditions required for the financial and operational restructuring of Grupo Rede and its power distribution concessionaires, except Centrais Elétricas do Pará S.A. – CELPA, which could result in the acquisition of share control of Grupo Rede.

The effective conclusion of this acquisition is subject to the fulfillment of conditions precedent, including: (i) obtaining all approvals required from public authorities, certain creditors and investors in accordance with applicable legislation and existing shareholders’ agreements; (ii) the results of an audit to be conducted in Grupo Rede’s companies; (iii) the approval of the Recovery Plan to be presented to ANEEL relating to the concessionaires of Grupo Rede that are currently under intervention by ANEEL; and (iv) the execution of agreements with Grupo Rede’s creditors.

35.6 – Acquisition of SPE Lacenas (Usina Ester) – CPFL Renováveis

In an Announcement to the Market on October 18, 2012, the subsidiary CPFL Renováveis announced that it had concluded the transaction relating to the acquisition of assets of SPE Lacenas Participações Ltda., a subsidiary of Usina Ester, which holds an authorization granted by ANEEL to exploit energy from biomass produced by the crushing of sugarcane and with an installed capacity of 40.0 MW (note 12.5).

The total acquisition price of the assets after the adjustments under contract is described in note 12.5.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2012:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	245,897,460	25.55
BB Carteira Livre I FIA	298,467,462	31.02
Energia São Paulo FIP	115,118,250	11.96
Bonaire Participações S.A.	6,308,790	0.66
BNDES Participações S.A.	81,053,460	8.42
Executive officers	50,350	0.01
Other shareholders	215,378,488	22.38
Total	962,274,260	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of September 30, 2012 and 2011:

	September 30, 2012		September 30, 2011
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	666,668,822	69.28	666,629,810	69.28
Administrator
Executive officers	50,350	0.01	49,980	0.01
Board of directors	-	-	212	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	295,555,088	30.71	295,594,258	30.72
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares	295,555,088	30.71	295,594,258	30.72

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Shareholders holding more than 5% of the shares of the same type and class, up to individual level, as of September 30, 2012:

1 - Entity: 1 CPFL ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,962	69.19%	69.19%	-	0.00%	0.00%	665,791,962	69.19%
1.1 VBC Energia S.A.	245,897,460	25.55%	25.55%		0.00%	0.00%	245,897,460	25.55%
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	298,467,462	31.02%	31.02%		0.00%	0.00%	298,467,462	31.02%
1.3 Bonaire Participações S.A.	6,308,790	0.66%	0.66%		0.00%	0.00%	6,308,790	0.66%
1.4 Energia São Paulo FIP	115,118,250	11.96%	11.96%		0.00%	0.00%	115,118,250	11.96%
Noncontrolling shareholders	296,482,298	30.81%	30.81%	-	0.00%	0.00%	296,482,298	30.81%
1.5 BNDES Participações S.A.	81,053,460	8.42%	8.42%		0.00%	0.00%	81,053,460	8.42%
1.6 Board of Directors	-	0.00%	0.00%		0.00%	0.00%	-	0.00%
1.7 Executive officers	50,350	0.01%	0.01%		0.00%	0.00%	50,350	0.01%
1.8 Other shareholders	215,378,488	22.38%	22.38%		0.00%	0.00%	215,378,488	22.38%
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%
2 - Entity: 1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,354,225	100.00%	97.43%	141,060	100.00%	2.57%	5,495,285	100.00%
1.1.1 Átila Holdings S/A	2,405,393	44.93%	43.77%	70,530	50.00%	1.28%	2,475,923	45.06%
1.1.2 Camargo Corrêa Energia S.A.	1,504,095	28.09%	27.37%	47,018	33.33%	0.86%	1,551,113	28.22%
1.1.3 Camargo Corrêa S.A.	1,056,630	19.73%	19.23%	23,512	16.67%	0.43%	1,080,142	19.66%
1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.25%	7.06%	-	0.00%	0.00%	388,107	7.06%
Noncontrolling shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
1.1.4 Other shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
Total	5,354,230	100.00%	97.43%	141,060	100.00%	2.57%	5,495,290	100.00%
3 - Entity: 1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	46.33%		0.00%	0.00%	380,575,180	46.33%
1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	53.67%		0.00%	0.00%	440,877,607	53.67%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
4 - Entity: 1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
1.1.2.2 Other shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
Total	2,357,982	100.00%	77.41%	688,227	100.00%	22.59%	3,046,209	100.00%
5 - Entity: 1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
1.1.3.1 Participações Morro Vermelho S.A.	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
Noncontrolling shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
1.1.3.2 Other shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
6 - Entity: 1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	99.99%
1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	99.99%
Noncontrolling shareholders	5	0.00%	38.46%	8	0.01%	0.00%	13	0.01%
1.1.1.1.2 Other shareholders	5	0.00%	38.46%	8	0.01%	0.00%	13	0.01%
Total	363,938	100.00%	80.57%	87,780	100.00%	19.43%	451,718	100.00%
7 - Entity: 1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.1.1.1.1.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

8 - Entity: 1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
1.1.2.1.1 Camargo Corrêa S.A.	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
Noncontrolling shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
1.1.2.1.2 Other shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
Total	861,502,281	100.00%	100.00%	-	0.00%	0.00%	861,502,281	100.00%
09 - Entity: 1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,994	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,994	99.99%
1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	0.09%	5,760	0.09%
Noncontrolling shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
1.1.3.1.8 Other shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
10 - Entity: 1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.1.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
11 - Entity: 1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.2.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.01%	750,000	100.00%
12 - Entity: 1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	-	0.00%	0.00%	749,850	99.98%
1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	99.98%		0.00%	0.00%	749,850	99.98%
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	0.02%	150	0.02%
1.1.3.1.3.2 Other shareholders		0.00%	0.00%	150	100.00%	0.02%	150	0.02%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.4.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
14 - Entity: 1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.5.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

15 - Entity: 1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	99.99%	-	0.00%	0.00%	1,499,850	99.99%
1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	99.99%		0.00%	0.00%	1,499,850	99.99%
Noncontrolling shareholders	150	0.01%	0.01%	-	0.00%	0.00%	150	0.01%
1.1.3.1.6.2 Other shareholders	150	0.01%	0.01%		0.00%	0.00%	150	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.34%	33.34%		0.00%	0.00%	1,980	33.34%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
17 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%		0.00%	0.00%	130,163,541	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%		0.00%
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
18 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,872	100.00%	100.00%	-	0.00%	0.00%	66,728,872	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00%	100.00%		0.00%	0.00%	66,728,872	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.3.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
19 - Entity: 1.3.1 Energia São Paulo Fundo de Investimento em Participações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	44.39%		0.00%	0.00%	353,528,507	44.39%
1.3.1.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	22.78%		0.00%	0.00%	181,405,069	22.78%
1.3.1.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	0.61%		0.00%	0.00%	4,823,881	0.61%
1.3.1.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	32.23%		0.00%	0.00%	256,722,311	32.23%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	796,479,768	100%	100%	-	-	-	796,479,768	100%
20 - Entity: 1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.3.1.1.1 Fundação CESP	353,528,507	100.00%			0.00%	0.00%	353,528,507	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	353,528,507	100%	100%		0%	0%	353,528,507	100%
21 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.4.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%		0.00%	0.00%	1	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government
Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2012 - CPFL Energia S. A

Quartely Social Report (Nine Month) 2012 /2011 (*)
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	Nine month of 2012 Value (R$ 000)			Nine month of 2011 Value (R$ 000)
Net Revenues (NR)	10,799,091			9,359,864
Operating Result (OR)	1,547,559			1,755,159
Gross Payroll (GP)	443,970			443,937
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	36,294	8.17%	0.34%	34,947	7.87%	0.37%
Mandatory payroll taxes	124,095	27.95%	1.15%	105,160	23.69%	1.12%
Private pension plan	24,567	5.53%	0.23%	22,128	4.98%	0.24%
Health	21,774	4.90%	0.20%	19,033	4.29%	0.20%
Occupational safety and health	1,804	0.41%	0.02%	1,597	0.36%	0.02%
Education	1,753	0.39%	0.02%	1,419	0.32%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	7,928	1.79%	0.07%	6,663	1.50%	0.07%
Day-care / allowance	684	0.15%	0.01%	655	0.15%	0.01%
Profit / income sharing	35,357	7.96%	0.33%	31,184	7.02%	0.33%
Others	4,809	1.08%	0.04%	3,134	0.71%	0.03%
Total - internal social indicators	259,065	58.35%	2.40%	225,920	50.89%	2.41%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	325	0.02%	0.00%	165	0.01%	0.00%
Culture	10,591	0.68%	0.10%	8,397	0.48%	0.09%
Health and sanitation	432	0.03%	0.00%	30	0.00%	0.00%
Sport	896	0.06%	0.01%	165	0.01%	0.00%
War on hunger and malnutrition	27	0.00%	0.00%	0	0.00%	0.00%
Others	2,032	0.13%	0.02%	1,704	0.10%	0.02%
Total contributions to society	14,303	0.92%	0.13%	10,461	0.60%	0.11%
Taxes (excluding payroll taxes)	4,613,549	298.12%	42.72%	4,534,269	258.34%	48.44%
Total - external social indicators	4,627,852	299.04%	42.85%	4,544,730	258.94%	48.56%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	30,763	1.99%	0.28%	30,369	1.73%	0.32%
Investments in external programs and/or projects	44,089	2.85%	0.41%	37,506	2.14%	0.40%
Total environmental investments	74,852	4.84%	0.69%	67,875	3.87%	0.73%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	Nine month of 2012 Value (R$ 000)			Nine month of 2011 Value (R$ 000)
Nº of employees at the end of period	8,651			8,286
Nº of employees hired during the period	1,718			1,356
Nº of outsourced employees	ND			ND
Nº of interns	214			277
Nº of employees above 45 years age	1,995			2,041
Nº of women working at the company	2,148			1,981
% of management position occupied by women	11.27%			9.84%
Nº of Afro-Brazilian employees working at the company	1,128			1,010
% of management position occupied by Afro-Brazilian employees	1.89%			2.73%
Nº of employees with disabilities	267			283
6 - Relevant information regarding the exercise of corporate citizenship	Nine month of 2012 Value (R$ 000)			Nine month of 2011 Value (R$ 000)
Ratio of the highest to the lowest compensation at company	22.14			80.03
Total number of work-related accidents	28			25
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	780,974	1,681	5,002	826,460	1,419	3,220
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	8.45%	100%	100%	21.47%
Total value-added to distribute (R$ 000):	Nine month of 2012	7,292,156		Nine month of 2011	7,212,736
Value-Added Distribution (VAD):	64,5% government 6,4% employees 8,8% shareholders 15,7% third parties 4,6% retained			63,9% govenment 6,1% employees 10.4% shareholders 14,2% third parties 5,4% retained
7 - Other information
Consolidated information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br
(*) Information not reviewed by the independent auditors
(**) Indicator adjusted due to standardization of criteria used for in the process of this information of the distribution subsidiaries.

REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as parent and consolidated, included in the Interim Financial Information Form (“ITR”), for the quarter ended September 30, 2012, which comprises the balance sheet as of September 30, 2012, and related statements of income and comprehensive income for the quarter and nine-month period then ended, and changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Demonstração Intermediária (Interim Financial Reporting) and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of the Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Other matters

Statements of Value Added

We have also reviewed the individual and consolidated interim Statements of Value Added (“DVA”) for the nine-month period ended September 30, 2012, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”), and is considered as supplemental information for IFRS that does not require the presentation of DVA. These statements were subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared consistently, in all material respects, with the individual and consolidated interim financial statements taken as a whole.

Review of individual and consolidated interim financial information for the quarter ended September 30, 2011, and audit of individual and consolidated financial statements for the year ended December 31, 2011

Information and amounts related to the quarter and nine-month period ended September 30, 2011, presented for comparative purposes, were reviewed by other independent auditors, who issued their report on November 7, 2011, which no modification. Information and amounts related to the year ended December 31, 2011, presented for comparative purposes, were audited by other independent auditors, who issued their report on February 24, 2012 and contained emphases of matters paragraph related to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting in the individual financial statements, which, for purposes of IFRS, would be measured at cost or fair value.

Other

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

Campinas, October 26, 2012

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The pages related to the Interim Financial Information (“ITR”) reviewed by us are marked for identification purpose only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.